24-10324

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A /A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SOFT LANDING LABS, LTD.

(Exact name of issuer specified in its charter)
State of Illinois

(State or other jurisdiction of incorporation or organization)

1S224 Summit Avenue, No. 310, Oak Brook Terrace, Illinois 60181
(630) 690-7370

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563
(888) 611.7716

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8071

(Primary Standard Industrial Classification Code Number)

27-0477825

(I.R.S. Employer Identification Number)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE

INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's director(s);

Response:

1. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

b. the issuer's officers;

Response:

1. President: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101
2. Secretary: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

c. the issuer's general partner;

Response:

N/A.

d. record owners of 5% or more of any class of the issuer's securities;

Response:

1. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101, by way of his ownership of eighty (80%) percent of the total outstanding shares of the Issuer

e. beneficial owners of 5% or more of any class of the issuer's certificates;

Response:

N/A

f. promoters of the issuer;

Response:

N/A

g. affiliates of the issuer;

Response:

N/A

h. counsel to the issuer with respect to the proposed offering;

Response:

1. Adam S. Tracy, Esq. The Tracy Firm, Ltd. 800 W. Fifth Ave. Suite 201A Naperville, IL 60540 Tel. (888)611.7716 Fax (630) 689.9471

j. any underwriter's directors;

Response:

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

Response:

N/A.

l. the underwriter's general partner;

Response:

N/A.

m. the underwriter's general partner;

Response:

N/A.

p. the underwriter's counsel;

Response:

N/A.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.
Response:

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Response:

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

> The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Response:

N/A.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Response:

N/A. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Response:

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: California, Florida, Georgia, Illinois, New York and Nevada. With regards to each of the aforementioned states, the following shall apply:

1. California: The issuer shall apply for Registration by Coordination pursuant to section 25111 of the Corporate Securities Law of 1968, which, in relevant part, provides that such state registration is to become effective no later than 5 days after an offering statement made pursuant to Regulation A is declared effective by the Securities and Exchange Commission;
2. Florida: The issuer shall apply for Notification Registration pursuant to Section 517.082 of the Florida Securities and Investor Protection Act, which, in relevant part, provides that such state registration is to become effective on even date as this Offering Statement is declared effective by the Securities and Exchange Commission;
3. Georgia: The issuer shall apply for Registration by Coordination pursuant to Section 10-5-9(5) of the Georgia Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 20 days after this Offering Statement is qualified by the Securities and Exchange Commission;
4. Nevada: The issuer shall apply for Registration by Qualification pursuant to Section 90.490 of the Nevada Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 30 days after this Offering Statement is qualified by the Securities and Exchange Commission;
5. New York: The issuer believes that the offering proposed herein is exempt from registration in New York pursuant to Section 359f(2)(d) of the New York General Business Law. Such statute limits the Company to forty (40) offerees of its securities;
6. Illinois: The issuer shall apply for Registration by Qualification pursuant to Section 5/5of the Illinois Securities Law of 1953, which, in relevant part, provides that such state registration is to become effective no later than 10 days after this Offering Statement is qualified by the Securities and Exchange Commission;

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Response:

N/A

(1) Name of Such Issuer:

(2) The title and amount of Securities Issued:

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

(4) The names and identities of the persons to whom the securities were issued:

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Response:

N/A

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Response:

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Response:

The Issuer is contemplating selling shares of its Convertible Preferred Stock in the aggregate amount of $1,000,000. Each share of the Issuer's Preferred Stock is being offered at $5,000.00 per share. The Preferred Stock is convertible into the common stock of the Issuer at $.80 per share. The Preferred Stock is being offered pursuant to an exemption from registration found in Regulation D of the Securities Act of 1933. As of the date of this Offering Circular, the Issuer has not sold any shares of the Preferred Stock is cannot guaranty that any such shares will be sold. A true and accurate copy of the Issuer's Private Placement Memorandum is included as an Exhibit to this Memorandum

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

Response:

N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

(2) To stabilize the market for any of the securities to be offered.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Response:

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Response:

N/A. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

SOFT LANDING LABS, LTD..

(Exact name of Company as set forth in Charter)

Type of Securities Offered:	Common Stock
Maximum number of securities offered:	5,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$1.00
Total Proceeds if maximum sold:	$5,000,000
Total Proceeds if minimum sold:	$0.00
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM

REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.
This Company:

[ ] Has never conducted operations.
[ ] Is in the developmental stage.
[x] Is currently conducting operations.
[x] Has shown a profit in the last fiscal year.
[ ] Other (Specify): (Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

[Remainder of page intentionally left blank]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1.	Exact corporate name:	SOFT LANDING LABS, LTD..
	State and date of incorporation:	June 3, 2009
	Street address of principal office:	1S224 Summit Avenue, #310, Oak Brook Terrace, IL 60181
	Company telephone number:	(630) 424-0030
	Fiscal Year:	December 31st

Person(s) to contact at Company with respect to offering: Adam S. Tracy

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. The Company operates as an early stage tequila importer. We have not generated any revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 1,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Specifically, as we have not engaged in significant efforts to market our product, upon doing so, our management, in its sole and absolute discretion, may determine that the net proceeds of this offering are best applied to, for instance, employee wages and commissions as opposed to direct marketing efforts. Management shall endeavor to apply the net proceeds of this offering in any such manner that it deems to be most appropriate and necessary for the Company to reach profitability, however, it does not guarantee that the application of funds will result in profitability. Investors will not have the opportunity to evaluate the economic, financial and other relevant information that will be considered by us in determining the application of such net proceeds.

We have no public market for our Shares and there are restrictions on transfer.

There is no public market for the shares offered herein. There is, therefore, no assurance that the Shares can be resold at or near the offering price or at all in the future.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including: In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered the Shares for resale within any particular state.

The Company has not registered the Shares for resale within any particular state pursuant to an intra-state exemption or otherwise. Moreover, the Company does not intend to seek such registration in the future. Accordingly, the Company can undertake no assurance that state laws are not violated through the further sale of its securities.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Our Management Lacks Significant Expertise

Because our entire management team does not have significant experience in starting a liquor importing company, we are an extremely high risk investment which could result in the loss of your investment. Moreover, we currently do not have any customers of our intended business. Therefore, without the requisite experience, our management's business experience may not be enough to effectively start-up and maintain our company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Reliance on Management.

The Company will rely solely upon its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Company, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the drug testing industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

The Company May Require Additional Funding To Implement Its Business Plan.

The Company anticipates that it will engage in private placements and other capital raising activities to raise working capital for a number of purposes including purchase equipment, salaries, repayment of debt, mergers and acquisitions, administrative infrastructure and to pay the costs associated with this offering. The Company's estimate of the amounts required to fund its expansion and future operations is based upon assumptions that may not prove accurate. If the Company does not have adequate funds to cover working capital requirements, the Company will require debt and/or equity financing sources for additional working capital. There is no assurance that the Company will obtain needed debt or equity funding.

Lack Of Liquidity, Limited Transferability Of Shares.

Prospective investors in this offering should be aware of the long-term nature of, and the lack of liquidity of the securities offered. The shares are not registered under the Securities Act or under any applicable state securities laws. The shares must be acquired for investment purposes only and not with a view to resale or distribution to others. The Company is relying upon each prospective investor's representation of this intent and as to other matters in claiming the availability of registration exemptions under the Securities Act and applicable state securities laws. There is no assurance that a trading market will exist at any time in the future. In addition, the Company is under no obligation to register the shares under the Securities Act or any state securities law. Accordingly, purchasers of the Units will be required to bear the economic risk of their investment for an indefinite period of time.

Risks Associated With Forward Looking Statements.

This Memorandum contains forward-looking statements and information that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company. All statements other than statements of historical fact included in this Memorandum are forward-looking statements, including but not limited to statements identified by the words "anticipates," "believes," "estimates", "expects", "intends", "projects" and similar expressions. These statements reflect the Company's current views with respect to future events, based on what the Company believes are reasonable assumptions; however, the statements are subject to a number of risks, uncertainties and assumptions, including but not limited to the risk factors described in this Memorandum. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those in the forward-looking statements. The Company does not intend to update these forward-looking statements and information after the date of this Memorandum.

The Company's Future Depends, In Part, On Its Key Personnel, Consultants And Principal Management's Continued Participation.

The Company's ability to successfully develop its products, manage growth and maintain its competitive position will depend, in a large part, on its ability to attract and retain highly qualified management. The Company is dependent upon its President, and other key members of its management and consulting team. Competition for such personnel is significant, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The Company's consultants may be affiliated or employed by others and some may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to the Company. The Company addresses such potential conflicts by requiring that its employees, consultants, collaborators and sponsored researchers execute confidentiality agreements upon commencement of relationships with the Company, by closely monitoring the work of such persons and by requiring material transfer and patent assignment agreements wherever possible and appropriate. Inventions or processes discovered by such persons will not necessarily become the property of the Company and may remain the property of such persons or others.

Purchaser Has No Preemptive Rights.

The Company intends to raise additional capital through the future sale of Company securities. The Company makes no provision for purchaser's preemptive rights. The absence of preemptive rights means that purchasers have no right to maintain their proportionate share of ownership in the Company. The Company may, but has no obligation to offer purchasers of Units under this offering the opportunity to maintain a proportionate ownership interest in this investment. Purchaser has no rights, either expressed or implied of first refusal to purchase additional Units or other classes of securities that may be offered by the Company at any future time.

Lack Of Product Diversification.

Although the Company will pursue a strategy of geographic diversification, it is not presently broadly diversified and this lack of diversification may not insulate the Company from market fluctuations. The Company will be competing in industries which are extremely competitive and there is no assurance that its market strategy and introduction of its Products will be accepted by the market place. Should our strategy fail we do not have other services or products to fall back on.

Many Of The Company's Agreements Have Not Been Finalized And Terms May Differ.

Many of the agreements, negotiations and other business activities referred to in this memorandum are still in discussion stage and have not yet been consummated. Depending upon circumstances both inside and outside of the Company's control, some or all of these agreements may never be consummated, or, if consummated, the terms and conditions may change materially from the representations contained herein.

Competition And Technological Uncertainty Exists In The Market.

The Company operates in a rapidly evolving field. Competition from other domestic and foreign companies, media, and other institutions in the areas of product development, product and technology acquisition, and marketing is intense. Competitors may succeed in obtaining innovations more rapidly or less expensively than the Company. Competitors may have already developed, or be in the process of developing, technologies that are, or may be, the basis for competitive services to the Company's current or planned services. The Company's competitive position may be adversely affected by competitive development or the acceptance and/or integration by the public or sponsors of new or other forms of citrus peel handling technology not anticipated or supported by the Company.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Response:

Soft Landing Labs, Ltd ("Soft Landing") is a clinical toxicology lab dedicated to high quality testing for drugs of abuse using the most advanced technology. Soft Landing provides routine theraputic drug monitoring, drug screening, and serum testing for alcohols and ethylene glycol. Soft Landing leverages the most advanced screening technology together with advanced bioinformatics in order to deliver an unmatched product.

At the end of 2009, Dr. Abdel Fahmy, a well-recognized addiction specialist, founded Soft Landing Labs, Inc. Dr. Fahmy got the idea of starting the Company when he became frustrated with drug testing options. Some of his frustrations centered around reports that took from seven (7) to ten (10) business days from testing to receipt. Also, Dr. Fahmy noted that urine drug testing laboratories did not always offer customized testing panels to fit the needs of the facility as well as the patients, nor did they offer to test for all the prescribed medication that the patients were on.As a consequence, Dr. Fahmy decided to form the Company so he could build his own urine drug testing laboratory from scratch – in Dr. Fahmy's eyes, the laboratory would resolve these types of frustrations for both the provider and the physician and also make a profit.

From day one, the Company made the decision to use high end technology to deliver the best customer satisfaction services. The first step towards fulfilling the Company's commitment was to use Ultra Performance Liquid Chromatography and Mass Spectrometry (UPLC/MS/MS) technology to deliver accurate results that in some cases can detect as low as 1 ng/ml concentration of drugs present in a patient's urine. Second, the lab can offer same day preliminary screening results followed by colored reports for the confirmation results that aids physicians in quickly identifying their patients' conditions. In addition to the above, the Company catered its testing panels to fit the needs of the ordering physicians, as well as offered tests for drugs that were (are) not offered by many other labs such as the synthetic marijuana (K2).

Now the Company is looking at participating in a new market -- drug testing in the Primary Care segment. Screening Brief Interventions and Referral to Treatment (SBIRT) is an effort initiated by the Substance Abuse and Mental Health Service Agency (SAMHSA) to teach and incentivize primary care providers to screen their patients for alcohol and drug abuse. The Company believes that such screening will lead to increased testing by this market segment. Because of Dr. Fahmy's experience in this area, the Company believes that it is positioned to take advantage of this program better than any other competitor. Basically, assisting physicians in improving patients safety is the crux of the Company's mission and the Company believes that it is able to accomplish this mission with a whole host of capabilities and features that are geared towards the speed of reporting, revolutionizing the quality of testing, having comprehensive results, clear communication, and a high caliber of customer service. Finally, the Company offers a personable approach, and works very closely with treating providers providing one-on-one interactions with its scientists and executives.

The Company is Clinical Laboratory Improvement Amendments (CLIA) accredited, COLA compliant (Laboratory accreditation organization which was granted by CMS deeming authority under CLIA, The

Joint Commission also recognizes COLA's accreditation program), surveyed by the American College of Physicians (ACP) and the College of American Pathologists (CAP), and is able to serve drug testing needs in most states.

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Response:

Soft Landing currently provides its services to clients by and through its President, Dr. Abdel Fahmy. Dr. Fahmy is a licensed physician and addictionologist. Dr. Fahmy is supported by a staff of administravie professionals. Soft Landing offers its customers an array of testing procedures and analysis for the presence drugs and alcohol. Moreover, Soft Landing provides metabonomic research.

The Company uses one of the most advanced technology in the field -- ultra-performance liquid chromatography with tandem mass spectrometry. The Company's propriety software interacts with the Company's instrumentation allowing the Company to automate many of the steps performed manually by the Company's competition. This proprietary technology enables the Company to greater efficiencies, shorter turn-around times, and more cost effective solutions as explained above.The Company's software automatically deciphers and interprets results from the instrumentation, as well as provider color codes and comments on test results. The Company's engineers then confirm the accuracy of the interpretation and the Company's clinical directors verify the final results.

The Company has developed a sophisticated provider portal where results are uploaded and indexed. Providers can search patients' results by many variables and color codes, and then download and print multiple reports with one click. They can also review and print out performance reports on how well their patients are doing. Providers can also keep track of patients using specific medications through the Company's "medication search" option. This option quickly provides a list of unique patients taking a given medication. The feature is particularly useful in Suboxone programs because providers can keep an ongoing list of all patients taking specific medications for compliance purposes. Reports can also be submitted through traditional venues like fax, mail, or in person. The company plans to acquire the capability to transmit results through Electronic Medical Records.

The Company has developed a unique feature in its reporting system that alerts providers when a given patient is being drug tested by more than one provider in the system. This feature aids treating providers in managing pain or addiction patients by allowing a provider to address the issue with its patients, assisting with compliance and reducing drug diversion.

Many states are working to combat the practice of doctor shopping by giving physicians the ability to find out if their patients are being prescribed controlled substances by other physicians through a web portal prescription monitoring program. Unfortunately, few states are yet to complete such systems and even then it takes between one (1) to two (2) weeks to gather the necessary information from pharmacies that dispense such prescriptions before it appears on the portal. With the Company's reporting software, results are uploaded the day after the drug test is received and the software keeps track of the name of the patient the test belongs to as well as the name of the treating physician. If the patient goes to another provider for the same reason, the system alerts all providers involved in the care of that patient. This process decreases the lag period for detecting "doctor shoppers" from one (1) to two (2) weeks to one (1) to three (3) days.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Response:

The drug testing and quantification market has traditionally been a cash business estimated at two billion dollars ($2,000,000,000) a year. The cash-based covered drug testing market includes drug testing in drug rehabilitation centers, drug courts, employment drug testing, and school-based testing.

The insurance-covered drug testing occurs mainly in the medical field which is focused on Suboxone clinics and pain treatment centers. This is the most lucrative segment of the drug testing market and is the main focus of the Company at this time. Converting some of the customers in the cash-based segment to the insurance model is also a target for the Company. For example, instead of employers paying out of pocket for the drug testing the Company has developed a model whereby the Company would bill the insurance instead. Although the Company has not tested this billing model it believes that insurance would pay under this model.

The company believes that the market can be divided into the following segments:

- Healthcare testing
- Workplace drug testing
- School-based testing
- Drug court testing
- Forensics

Although the Company has been focusing on the healthcare segment it believes that it has a significant advantage and much to offer in other segments. Although the Company has not yet done any market research to investigate the chances of success in penetrating these markets it believes that it brings so much more value than the current model that it would be difficult to turn down the Company's additional offerings.

Healthcare

The Company has mainly focused on Suboxone doctors but as the Company adds sales reps it plans to infiltrate the other disciplines.It is important to note that the Company believes that SBIRT, mentioned above, will eventually add a new category in the healthcare testing, which is the primary care market. The primary care category is comprised of more than 350,000 physicians nationwide. In addition, the Company noticed three (3) new changes in healthcare that has opened a great opportunity for it:
First Medicare capped paying physicians for in-house drug testing to $20 per encounter, which was

previously unlimited and many physicians billed $200-$250 per sample. This will move the in- house drug testing from the physician's office to the lab. Second, Synthetic Marijuana became illegal in most states after the DEA attempted to schedule it in November 2010. Finally, third, SBIRT is gaining traction.

Workplace Testing:
There are 23 million companies in the US, below is a table with the sectors that drug test their employees showing the potential for improvement. Random drug testing has shown to decrease absenteeism, problems with supervisors, work related injury and insurers are supportive of it. Employee Assistance Program are now trying to learn SBIRT and implement it in the workplace which gives us an advantage over other labs.

The Company proposes to conduct random workplace drug testing as part of a health screen where employee get to meet with a physician through a videoconference call and with the help of an onsite trained nurse or medical assistance. The Company has built a medical grade videoconferencing system that can be used for this purpose. Many physician groups would welcome the opportunity to partner with the Company's lab on delivering this service.

School Based Testing:
Drug testing in schools is gaining traction, now more than 400 catholic schools are mandating drug testing. Psychmedics have gained the biggest share of this market through hair testing, offering to test for 5 drugs at $45 each. Schools have to pay for it but usually pass that cost to parents. Here again our proposal embraces the spirit of SBIRT and brings the drug testing to the physician's office as part of the annual physical, relieving the school from the cost and responsibility while working with parents to address their concerns in a medical setting with less stigma than the school environment. The Company is also embarking on hair testing and will develop the needed methodologies for such procedures to be even more competitive. The table below shows the difference between the current model and the Company's proposed model for workplace and school based drug testing.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Response:

The Company is planning two (2) approaches to market to the biotechnology arena:

1. Research, development, and commercialization of diagnostics tests that can assist with detecting toxicity to certain drugs and profile certain diseases. The Company is currently working with Waters Corporation to develop technology for the above types of tests. The Company believes that its relationship with Mount Sinai Hospital in Chicago will allow the Company to conduct a pilot study to

test its ideas in this field at a lower cost than market.

The above tests are part of a newly expanding market. Many of the currently available tests have been developed by small companies, similar to the Company. The Company is well positioned to play a key role in this emerging field of medicine because it is proficient in mass spectrometry and has the resources needed to develop such products, including experienced personnel, the vision, and a solid working relationship with Mount Sinai Hospital and Waters Corporation.

2. Commercializing of laboratory software.

The Company has developed software that integrates with Water's mass spectrometry instruments and delivers reports in various formats (*i.e.*, DrugTrail). DrugTrail is a new technology and is currently patent pending.

The Issuer has a number of significant customer agreements, including:

On March 19, 2012, the Issuer entered into a Laboratory Services Agreement with Alexian Brothers Behavioral Health Hospital. The term of the agreement is one year. Pursuant to the agreement, the Issuer agrees to provide urine drug testing services to Alexian Brothers in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

On August 23, 2011, the Issuer entered into a Laboratory Services Agreement with Gateway Foundation, Inc. The original term of the agreement expired on July 22, 2012 but was renewed by the terms of the agreement for an additional twelve months. Issuer agrees to provide urine drug testing services to Gateway Foundation in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

On August 11, 2011, the Issuer entered into a Laboratory Services Agreement with Resurrection Behavioral Health. The original term of the agreement expired on July 11, 2012 but was renewed by the terms of the agreement for an additional twelve months. Issuer agrees to provide urine drug testing services to Gateway Foundation in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

The Issuer faces significant competition in its industry. The major competing companies in this space are: (1) Millennium Labs; (2) Dominion Labs; (3) Calloway Labs; (4) Ameritox Labs; (5) AIT Lab; (6) Quest; and (7) Labcorp. The Company believes that it has a significant advantage in the drug rehab market.The Company is much smaller and younger than any of the above competitors. The Company also lacks a significant track record of performance – which may be a deterrent to providers when making a choice to use the Company's services or a competitor's services. The above companies have sizable sales forces and have already secured a large portion of the market. Additionally, there is a huge gap between the Company and its competitors when it comes to capital and cash flow. Competitors can choose to duplicate the Company's technology if they choose to by hiring software experts to deliver the same capabilities that the Company has brought to the market.

On the other hand, the Company is more nimble and creative than its competitors. It is experienced in software development, which allows it to stay ahead of the competition with its innovative features and capabilities as long as there are funds to build and maintain these features. The Company is also an expert in the field of medical treatment, which allows the Company to build rapport with other physicians, understand their needs, and deliver what could really make a difference in their practices.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Response:

N/A

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Response:

The Company presently has seven (7) employees. The lone employee that carries a licensure to individually provide the medical services that the Company provides is Dr. Abdel Fahmy. At present, there exists no explicit employment agreement between Dr. Fahmy and the Company.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Response:

N/A

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Response:

N/A

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Response:

The Issuer's business is subject to substantive regulation by the State of Illinois. Specifically, the Issuer must carry a professional license to provide drug testing services.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Response:

N/A

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Response:

There have been no material events relating to mergers or acquisitions within the past five years. However, on May 22, 2012, the majority shareholder of the Issuer, Dr. Abdel Fahmy, entered into a Written Consent of the Majority Shareholder in Lieu of a Special Meeting of Shareholders in which he approved a 2-for-3 forward split of the common shares of the Issuer. The Issuer had 10,000,000 common shares issued and outstanding before the split and 25,000,000 after the split.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Response:

N/A

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Response:

N/A

What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Response:

$35,466 ($0.0014 per share)

If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Response:

N/A

Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Response:

$.017 Per Share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Response:

The Company is an early stage Company. The primary motivation for this offering is so the Company may provide the requisite infrastructure – employees, property, plant and equipment to monetize what management believes is the actual demand for its services, which is currently not being met. The Company is at capacity given its current infrastructure, and, accordingly, is unable to meet its demand.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Response:

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Response:

If the maximum is sold: 20% If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Response:

If the maximum is sold: $25,000,000* If the minimum is sold: $0 *

• These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Response:

	Minimum Offering 0%	Maximum Offering 100%
Total Proceeds:	$0.00	$5,000,000.00
LESS – OFFERING EXPENSES		
Legal & Accounting	$25,000.00	$25,000.00
Advertising & Copying	$5,000.00	$5,000.00
Other	$5,000.00	$5,000.00
Net Proceeds:	-$35,000.00	$4,965,000.00
USE OF NET PROCEEDS		
Marketing & Advertisement:		
Direct (Web & Print)	$0.00	$225,000.00
Indirect (Retail)	$0.00	$450,000.00
Other	$0.00	$25,000.00
Salaries and Wages	$0.00	$2,125,000.00
Cost of Sales	$0.00	$1,800,000.00
Professional Fees	$0.00	$140,000.00
General Variable Expenses	$0.00	$150,000.00
Debt Service	$0.00	$250,000.00
Totals:	-$35,000.00	$4,965,000.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Response:

The proceeds of the offering will first be applied to legal and administrative expenses. Specifically, the costs associated with this offering, including, specifically, professional fees for attorneys and accountants. We also anticipate incurring costs in conjunction with distributing this offering circular.

Next, the proceeds of the offering will be used to satisfy our working capital needs, including, specifically, our costs of sales.

Next, proceeds of the offering will be dedicated to increasing our customer base. This contemplates using proceeds towards increased marketing efforts, as well as hiring salesperson to employ a direct sales program.

Next, the Company will endeavor to compensate its officers and commission-based salespersons.

Next the Company will seek to retire its unsecured debt obligation.

Finally, will expect to incur ongoing costs related to professional fees, such as accountants and attorneys.

Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Response:

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Response:

On April 1, 2011, the Issuer borrowed the sum of $250,000.00 from seven private individuals. The debt carries an interest rate of 5% and becomes due on April 1, 2013. The Issuer intends to use the proceeds of the offering to satisfy this debt.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Response:

The Company does not intend to seek to make any capital investment or other acquisition.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Response:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Response:

N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Response:

The Company believes that the proceeds from the offering contemplated herein, should the Company be successful in reaching the maximum offering, will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. In the event the Company fails to reach the maximum offering, the Company believes that it will not be able to fully execute its business plan. In such instance, the Company expects that it will seek to raise capital from other sources. The Company has not identified any specific sources of alternative financing as of this offering. The Company has not decided whether it would seek to obtain debt or equity financing. In either such instance, such additional financing may encumber the Company's assets to the extent if its common shareholders' interests or otherwise may provide these subsequent investors with a preference in a liquidation scenario.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

Response:

		Amount Outstanding	
	As Of:	As Adjusted	As Adjusted
	12/31/11	Minimum	Maximum
Debt:			
Short Term Debt	$0.00	$0.00	$0.00
Long Term Debt (Avg. Rate 5.0%)	$250,000.00	$125,223.00	$125,223.00
Total Debt	$250,000.00	$125,223.00	$125,223.00
Stockholders equity (deficit)			
Preferred Stock	$0.00	$0.00	$0.00
Common Stock ($1.00 Par)	$1,000.00	$1,000.00	$5,001,000.00
Additional Paid In Capital	$ -	$ -	$ -
Retained Earnings (deficit)	$21,077.00	$21,077.00	$21,077.00
Total Capitalization	$22,077.00	$200.00	$5,022,077.00

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 25,000,000,000. Par value stated per share, if any: $1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: none

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $____________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $____________

How much indebtedness is junior (subordinated) to the securities? $ ____________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

18. If Securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [] yes [x] no

Are securities callable? [] yes [x] no

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Response:

Not Applicable

20. Current amount of assets available for payment of dividends?

Response:

The Issuer does not have assets available for the payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Response:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Response:

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Response:

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Response:

Name: Dr. Abdel Fahmy
Address: 1S224 Summit Avenue, No. 310, Oak Brook Terrace, IL 60181
Telephone No.: (630) 690-7370

With regards to Dr. Abdel Fahmy, the Rule 3a4-1 Safe Harbor provision applies. Rule 3a4-1 provides a non-exclusive safe harbor from the definition of a broker for persons associated with an issuer who are engaged in securities related activities incident to their duties on behalf of the issuer. An officer of the issuer, such as Mr. Fahmy, who is not a registered representative of broker-dealers, may be considered "associated persons" for purposes of Rule 3a4-1, in which case she is exempt from registration and will be permitted to engage in limited sales activities.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a

certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Response:

This offering is made pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder by the Securities and Exchange Commission. Regulation A provides for an exemption for public offerings not exceeding $5 million in any twelve (12) month period. The Company notes that Regulation A does not impose any reporting obligations found under the Exchange Act upon us except in the event we reach more than $10 million in total assets and more than 500 shareholders. The Company does not expect exceeding these qualifiers in the foreseeable future.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Response:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

Response:

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Response:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

> Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Response:

Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. President
Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer:
Name: Kareem Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:
Name:Mahomed Ouedraogo
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time: 5 hours per week

32. Other Key Personnel:
(A) Title: Secretary
Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Title: General Counsel
Name: Adam S. Tracy
Office Street Address: 800 W. Fifth Ave, Suite 201A, Naperville, IL 60563
Telephone No.: (888) 611.7716
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time: 10hrs/Week

© Title: Lab Director
Name:Ning Liu
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

Number of Directors: 1.

Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain:
Information concerning outside or other Directors (i.e. those not described above): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[x] Yes [ ] No

Explain: Dr. Abdel Fahmy has worked in the capacity as a medical practitioner and addiction specialist for over ten years, which includes time spent working at various hospitals throughout the Chicago area and also in private practice.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Response:

Upon information and belief, no specific steps have been taken. However, as a medical practitioner, the Company believes that there is minimal risk regarding claims for infringement of trade secrets or other intellectual property insomuch that medical procedures are, in and of themselves, not subject to the typical range of statutes that prevent the misappropriation of trade secrets.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Response;

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Response:

N/A
(e) If the Company has key man life insurance policies on any of its Officers, Directors or key

personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Response:

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Response:

N/A

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Response:

	Class	$/Share	No. of Shares	% of Total	Total if Max Offering	% of Total if Max Offering
Dr. Abdel Fahmy	Common	$1.00	20000000	80.00%	20000000	80.00%

Principal occupation: President, Secretary and Director

38. Number of shares beneficially owned by Officers and Directors as a group:

Response:

Before offering: 20,000,000 shares (80.00 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 20,000,000 shares (80% of total outstanding)
b) Assuming maximum securities sold: 20,000,000 shares (80% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Response:

Dr. Abdel Fahmy, the Issuer's President and Secretary, and Kareem Fahmy, the Issuer's Chief Operating Officer are brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Response:

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Response:

None of the Company's officers, directors, key personnel or 10% stockholders have guaranteed or co-signed any obligation of the Company.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Responses:

The Company has not heretofore provided renumeration to its Officers, Directors or key personnel.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

Response:

The Company expects that the if proceeds of this offering, if deemed to be reasonable sufficient, it will thereafter seek to provide salaries to our officers. We do not expect to separately compensate our directors. Currently, none of our officers are owed any compensation for services rendered to the Company. The Company intends to seek to enter into employment agreements with each of our officers following the offering. The Company expects that each such employment agreement will be individually negotiated with each officer, and, accordingly, cannot estimate the compensation to be promised to each such officer under any agreement. The amount raised pursuant to this offering will weigh heavily with regards to the relative compensation offered to each officer.

(c) If any employment agreements exist or are contemplated, describe:

Response:

Not Applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Response:

Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Response:

Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Response:

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Response:

The Issuer is highly dependent upon its president, Dr. Abdel Fahmy. At present, there exists no agreement with Dr. Fahmy so as to ensure his continued participation with the Issuer. The Issuer expects to seek to engage Dr. Fahmy on a long-term contract as soon as is practicable.

> Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Response:

Not Applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.
Name of Tax Advisor:____
Address: ____ Telephone No. ( )____ - ____________
Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

Response:

The Company is a "C" corporation within the meaning the Internal Revenue Code.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Response:

Not Applicable.

Signed this 1st day of August, 2012

SOFT LANDING LABS, LTD.

____
By: Dr. Abdel Fahmy
Its: President

____
By: Dr. Abdel Fahmy
Its: Secretary

SOFT LANDING LABS, LTD.
UNAUDITED INCOME STATEMENT
YEAR ENDING 12/31/2011

Gross Income:		$610,911.00
Expenses:		
Salaries/Wages	$116,892.00	
Repairs	$1,040.00	
Bad Debts	$123,821.00	
Rents	$35,299.00	
Taxes/Licenses	$159.00	
Interest	$9,750.00	
Advertising	$15,802.00	
Contract Labor	$116,893.00	
Insurance	$11,193.00	
Misc. Expenses	$144,676.00	
Total Expenses:		$575,525.00
Net Income		$35,386.00

EXHIBIT
A

Soft Landing Labs LTD
Balance Sheet
As of December 31, 2011

03/26/12
Accrual Basis

	Dec 31, 11
ASSETS	
Current Assets	
Checking/Savings	
1010 · Chase Business Classic	3,314.89
1100 · Chase Business High Yield Savin	199,021.14
1105 · Chase Sales Account #6143	109.05
1110 · Chase Sales Account #6150	152.28
Total Checking/Savings	202,597.36
Accounts Receivable	
1200 · Due from Patients	176,887.58
1201 · Allowance for Doubtful Accounts	-123,821.10
Total Accounts Receivable	53,066.48
Total Current Assets	255,663.84
Fixed Assets	
1420 · Office Equipment	85.00
1430 · Medical Equipment	6,000.00
Total Fixed Assets	6,085.00
TOTAL ASSETS	**261,748.84**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	5,702.04
22100 · Due To/From Fahmy	13,980.10
2260 · Due to/from Abdel Fahmy	-21,337.97
2261 · Due to/from Soft Landing LTD	-160,913.56
2262 · Due to/from SL Interventions	120,583.79
2265 · Private loans	250,000.00
Total Other Current Liabilities	208,014.40
Total Current Liabilities	208,014.40
Total Liabilities	208,014.40
Equity	
3000 · Capital Stock	1,000.00
32000 · Retained Earnings	21,077.79
Net Income	31,656.65
Total Equity	53,734.44
TOTAL LIABILITIES & EQUITY	**261,748.84**

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

NAME: ____________________________________

COPY NO.: _________________

SOFT LANDING LABS, LTD.

The Date of This Memorandum is July 6, 2012

THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM MAY NOT BE SHOWN OR GIVEN TO ANY PERSON OTHER THAN THE PERSON WHOSE NAME APPEARS ABOVE. BY ACCEPTING THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM YOU EXPRESSLY AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS: YOU AGREE TO KEEP THE INFORMATION CONTAINED IN THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM, AND ANY MATERIAL NONPUBLIC INFORMATION (WHETHER WRITTEN OR ORAL) PROVIDED TO YOU BY THE COMPANY IN CONNECTION WITH THIS OFFERING, STRICTLY CONFIDENTIAL. YOU ARE PROHIBITED FROM REPRODUCING OR DISTRIBUTING THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM, IN WHOLE OR IN PART, IN ANY MANNER WHATSOEVER. YOU AGREE TO KEEP THE FACT OF THIS OFFERING, AND ITS TERMS AND CONDITIONS, STRICTLY CONFIDENTIAL. A BREACH OF YOUR EXPRESS AGREEMENT TO THE FOREGOING COULD RESULT IN A VIOLATION OF THE FEDERAL SECURITIES LAWS. IN ADDITION, YOU SHOULD BE AWARE THAT THE FEDERAL SECURITIES LAWS IMPOSE RESTRICTIONS ON TRADING BASED ON INFORMATION REGARDING, OR LEARNED IN CONNECTION WITH, THIS OFFERING.

EXHIBIT
B

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM
SOFT LANDING LABS, LTD.
July 6, 2012

We plan to sell a minimum of 10 Notes (the "Minimum Offering") and a maximum of 20 Notes (the "Maximum Offering") of the Company (together, the "Offering Notes" or "Notes") in this offering, where each Note is equal one convertible promissory note of the Company, face value $25,000.00. We are offering the securities only to "accredited investors," as such term is defined in Rule 501(a) of the Securities Act of 1933, as amended (the "Securities Act"). This offering is intended to be exempt from the registration requirements of the Securities Act. When we say "Company," "we," "our" or "us" we mean only Soft Landing Labs, Ltd.. and its subsidiaries. We have prepared this Confidential Private Placement Memorandum.

This offering is subject to a number of closing conditions, including the execution and delivery of a purchase agreement in a form that is mutually acceptable to use and the purchasers of our securities in this offering and approval of certain legal matters.

The securities offered by this Confidential Private Placement Memorandum have not been registered under the Securities Act. Accordingly, you may not transfer the offered securities in the absence of an effective registration statement under the Securities Act or evidence reasonably acceptable to us and our counsel, which may include an opinion of counsel for the selling stockholder, that registration is not required.

Neither the Securities and Exchange Commission (the "SEC") nor any state regulatory authority has passed upon the adequacy or accuracy of this Confidential Private Placement Memorandum or endorsed the merits of this offering. Any representation to the contrary is a criminal offense. We intend to offer the Notes through our officers, employs and certain third parties (the "Participating Brokers").

The purchase of our securities entails a number of very significant risks. For a description of material risks that affect our business and material risks applicable to this offering, see the "Risk Factors" listed in this Confidential Private Placement Memorandum.

This offering will terminate on October 6, 2012 (the "Offering Period"), unless the Minimum Offering is sold on or prior to such date. Upon sale of the Minimum Offering the offering will continue until sale of the Maximum Offering on November 6, 2012. We may, in our sole discretion, extend the date for the sale of the Minimum Offering or Maximum Offering for up to an additional ninety-day period. We will have the absolute discretion to reject, in whole or in part, any subscription and to terminate this offering at any point.

The proceeds from the subscriptions for the offering will be deposited into a segregated account (the "Escrow Account") maintained by us at a money center bank pending our acceptance of subscriptions until the Minimum Offering is sold, at which point we will release the funds to our general operating account. Thereafter, proceeds from the sale of the Notes up to the Maximum Offering will be deposited into the Escrow Account until we accept them. Investors will have no right to withdraw their subscriptions from the Escrow Account until the Minimum Offering is sold or the offering is terminated or we do not accept their subscriptions. If for any reason the offering is terminated or a subscription is not accepted, we will refund the subscription payments without any interest thereon.

We will have periodic closings with respect to the Notes sold (each, a "Closing") after the sale of the Minimum Offering until expiration of the Offering Period.

THE INFORMATION CONTAINED IN THIS MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY AND IS SUBMITTED SOLELY FOR YOUR CONFIDENTIAL USE. BY ACCEPTING DELIVERY OF THIS MEMORANDUM, YOU AGREE TO RETURN THIS MEMORANDUM AND ANY OTHER INFORMATION FURNISHED IF YOU ELECT NOT TO PURCHASE THE NOTES OR IF THIS OFFERING IS TERMINATED OR WITHDRAWN. YOU AGREE NOT TO DISCUSS THE INFORMATION CONTAINED HEREIN OR RELEASE, REPRODUCE OR USE THIS MEMORANDUM FOR ANY PURPOSE OTHER THAN EVALUATING A POTENTIAL INVESTMENT IN THE NOTES.

THE NOTES ARE BEING OFFERED ONLY TO PERSONS WHOM THE COMPANY BELIEVES HAVE THE QUALIFICATIONS NECESSARY TO PERMIT THE NOTES TO BE OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS PROVIDED BY THE SECURITIES ACT, STATE SECURITIES LAWS AND RULES AND REGULATIONS THEREUNDER.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE IN THE UNITED STATES. THERE IS NO ACTIVE MARKET FOR THE NOTES, AND THERE IS NO ASSURANCE THAT ANY SUCH MARKET WILL DEVELOP, AND, THEREFORE, AN INVESTOR MUST BE ABLE TO BEAR THE ECONOMIC RISK OF INVESTMENT IN THE NOTES. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THE INFORMATION HEREIN WAS PREPARED BY THE COMPANY AND IS FURNISHED BY THE PARTICIPATING BROKERS SOLELY FOR THE INVESTOR'S USE IN CONNECTION WITH THIS OFFERING. THE PARTICIPATING BROKERS HAVE NOT INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN OR OTHERWISE MADE AVAILABLE IN CONNECTION WITH THIS OFFERING. THE PARTICIPATING BROKERS MAKE NO REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN. NOTHING CONTAINED HEREIN SHOULD BE RELIED ON AS A PROMISE OR REPRESENTATION AS TO THE COMPANY'S FUTURE PERFORMANCE.

THIS MEMORANDUM CONSTITUTES AN OFFER TO YOU ONLY IF YOU ARE THE OFFEREE TO WHOM THIS MEMORANDUM IS INITIALLY FURNISHED AND YOUR NAME APPEARS IN THE TOP OF THE COVER PAGE OF THIS MEMORANDUM. THIS MEMORANDUM MAY NOT CONTAIN ALL OF THE INFORMATION THAT AN INVESTOR MAY DESIRE IN INVESTIGATING THE COMPANY'S BUSINESS. INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE COMPANY AND THE TERMS OF THIS OFFERING,

INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY.

VARIOUS AGREEMENTS ARE SUMMARIZED IN THIS MEMORANDUM, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE COMPLETE. THE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH AGREEMENTS.

THIS MEMORANDUM INCLUDES STATISTICAL INDUSTRY DATA TAKEN OR DERIVED FROM INDEPENDENT SOURCES. WHILE THE COMPANY BELIEVES THAT THE DATA IS GENERALLY RELIABLE, INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON INDUSTRY DATA.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE ON THE FRONT COVER. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS AFTER THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS MEMORANDUM. IF GIVEN OR MADE, OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PARTICIPATING BROKERS. PRIOR TO THE CLOSING OF THIS OFFERING, THE COMPANY WILL AFFORD YOU AN OPPORTNoteY TO OBTAIN ADDITIONAL INFORMATION AND TO ASK QUESTIONS OF , AND TO RECEIVE ANSWERS FROM THE COMPANY CONCERNING THIS OFFERING, ITS BUSINESS AND OTHER RELEVANT MATTERS.

THE COMPANY AND THE PARTICIPATING BROKERS DISCLAIM LIABILITY FOR EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES CONTAINED IN, OR OMISSIONS FROM, THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO YOU. YOU SHOULD NOT CONSTRUE THIS MEMORANDUM AS TAX OR LEGAL ADVICE. THIS MEMORANDUM SHOULD BE REVIEWED BY EACH PROSPECTIVE INVESTOR AND SUCH INVESTOR'S INVESTMENT, TAX OR OTHER ADVISORS, ACCOUNTANTS AND LEGAL COUNSEL.

THE SALE OF THE NOTES IS SUBJECT TO, AND EACH INVESTOR PURCHASING NOTES WILL BE REQUIRED TO EXECUTE THE SUBSCRIPTION AGREEMENT AND OTHER RELATED AGREEMENTS, THE TERMS OF WHICH ARE SUMMARIZED IN THIS MEMORANDUM. THE RIGHTS OF THE COMMON STOCK ARE SET FORTH IN OUR CERTIFICATE OF INCORPORATION. ANY PURCHASE OF NOTES SHOULD BE MADE ONLY AFTER A COMPLETE AND THOROUGH REVIEW OF THESE AGREEMENTS. IF ANY OF THE TERMS OF THESE AGREEMENTS ARE INCONSISTENT WITH OR CONTRARY TO THE DESCRIPTION OF THE TERMS IN THIS MEMORANDUM, THE AGREEMENT OR CERTIFICATE OF INCORPORATION WILL CONTROL.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO MODIFY, AMEND OR WITHDRAW THIS OFFERING, INCLUDING THE NUMBER OF NOTES OFFERED, TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, AND TO ALLOT TO AN INVESTOR FEWER THAN THE NUMBER OF NOTES THAT THE INVESTOR MAY DESIRE TO PURCHASE. NEITHER THE COMPANY NOR THE PARTICIPATING BROKERS WILL HAVE LIABILITY TO AN INVESTOR IF THE FOREGOING OCCURS.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, RESOLD, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT AS PERMITTED IN REGULATION D AND AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. AN INVESTOR MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE OFFERING PRICE OF THE NOTES HAS BEEN DETERMINED BY NEGOTIATION BETWEEN THE COMPANY AND THE PARTICIPATING BROKERS AND DOES NOT NECESSARILY BEAR ANY RELATIONSHIP TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

EACH PROSPECTIVE INVESTOR AND THE INVESTOR'S ADVISOR MAY REQUEST ADDITIONAL INFORMATION RELATING TO THIS OFFERING. THE COMPANY WILL SEEK TO PROVIDE SUCH INFORMATION TO THE EXTENT

POSSESSED BY THE COMPANY OR OBTAINABLE,WITHOUT UNREASONABLE EFFORT OR EXPENSE. OFFEREES MAY BE REQUIRED TO EXECUTE NON-DISCLOSURE AGREEMENTS AS A PREREQUISITE TO REVIEWING DOCUMENTS DETERMINED BY THE COMPANY TO CONTAIN PROPRIETARY, CONFIDENTIAL OR OTHERWISE SENSITIVE INFORMATION. ANY REQUEST FOR ADDITIONAL INFORMATION SHOULD BE MADE IN WRITING TO THE PARTICIPATING BROKERS.

All communications or inquiries relating to this Memorandum and this offering should be directed to:

Adam S. Tracy, Esq.

Securities Compliance Group, Ltd.

800 W. Fifth Ave., Suite 201A

Naperville, IL 60563

Tel. 888.611.7716

at@ibankattorneys.com

TABLE OF CONTENTS

The information contained in this Confidential Private Placement Memorandum is accurate only as of the date on the front cover of this Confidential Private Placement Memorandum, unless otherwise specified in this Confidential Private Placement Memorandum. Neither the delivery of this Confidential Private Placement Memorandum nor the consummation of any sale in connection with this offering shall, under any circumstance, create an implication that there has been no change in our affairs since such dates. No person has been authorized to provide you with different or additional information. No offer is being made to sell the Company's securities in any jurisdiction where the offer or sale is not permitted. We intend that this offer is being made only to parties who are "accredited investors."

Notwithstanding anything herein to the contrary, investors (and each employee, representative or agent of the investors) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering and all the materials of any kind (including opinions to other tax analyses) that are provided to the investors solely relating to the tax treatment and tax structure. However, any information relating to the U.S. federal income tax treatment or tax structure will remain confidential (and the foregoing sentence will not apply) to the extent reasonably necessary to enable any person to comply with applicable securities laws. For this purpose, "tax treatment" means U.S. federal income tax treatment and "tax structure" means any facts relevant to the U.S. federal income tax treatment of the offering but does not include information relating to the identity of the issuer of the securities, the issuer of any assets underlying the securities or any of their respective affiliates that are offering the securities.

RESTRICTED SECURITIES

The Offering Notes offered hereby in this offering memorandum have not been registered with, or approved, by the United States Securities and Exchange Commission, nor has this memorandum been filed with or reviewed by the attorney general of any state or the securities regulatory authority of any state. This offering is based on the exemption from such registration as set forth in §4(2) and rule 506 of Regulation D of the Securities Act of 1933, as amended.

The investment described in this memorandum involves risks, and is offered only to individuals who can afford to assume such risk for an indefinite period of time and who agree to purchase the Offering Notes only for investment purposes and not with a view toward the transfer, resale, exchange or further distribution thereof. There will be no public market for the Offering Notes issued pursuant to this offering memorandum. Federal and state securities laws limit the resale of the Offering Notes and it is therefore recommended that each potential investor seek counsel should they desire more information.

The price of the Offering Notes as described in this offering memorandum has been arbitrarily determined by the sponsors of this investment, and each prospective investor should make an independent evaluation of the fairness of such price under all the circumstances as described in the attached offering memorandum.

No person is authorized to give any information or make any representation in connection with this memorandum, except such information as is contained or referenced in this memorandum. Only information or representations contained or referenced herein may be relied upon as having been made by the Company. Prospective investors who have questions concerning the terms and conditions of this private offering memorandum or who desire additional information or documentation to verify the information contained herein should contact the company. Projections or forecasts contained in this private offering memorandum, or other materials, must be viewed only as estimates. Although any projections contained in this memorandum are based upon assumptions, which the Company believes to be reasonable, the actual performance of the Company may depend upon factors beyond the control of the Company. No assurance can be given that the Company's actual performance will match its intended results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Memorandum discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The words "believe," "expect," "anticipate," "intend," "estimate," "may," "should," "could," "will," "plan," "future," "continue," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These forward-looking statements are based largely on the expectations or forecasts of future events, can be affected by inaccurate assumptions, and are subject to various business risks and known and unknown uncertainties, a number of which are beyond the control of management. Therefore, the actual results could differ materially from the forward-looking statements contained in this Memorandum.

Important factors that may cause the actual results to differ from the forward-looking statements, projections or other expectations include, but are not limited to, the following:

our ability to raise sufficient capital to execute our business plan;

competition from larger, more established entities with far greater economic and human resources than us;

our ability to attract and retain quality employees;

the effect of changing prices for property, plant and equipment;

the effect of changing economic conditions;

changes in government regulations, tax rates and similar matters; and

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect statements made in this Memorandum.

SUMMARY OF THE OFFERING

The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (Including the notes thereto) appearing elsewhere in this Memorandum and the exhibits hereto. Each prospective investor is urged to read this Memorandum, including the Exhibits hereto, in its entirety. As used herein, the term "Company" includes the operations of Soft Landing Labs, Ltd., unless the context otherwise requires. This Memorandum contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in this forward-looking statements, Factors that might cause a difference include, but are not limited to, those discussed in "Risk Factors".

Issuer:	Soft Landing Labs, Ltd.
Securities:	Up to twenty convertible promissory notes of the Company, face value $25,000.00. The Notes shall carry an interest rate of 9% and make semi-annual interest payments beginning on Dec. 1, 2012 and continuing every six (6) months thereafter during the Term.
Term:	The Notes will mature on December 1, 2015
Maximum Investment:	20 Notes
Minimum Investment:	10 Notes
Conversion:	Each Note will be convertible into shares of the Company's common stock at a price of $.80 per share. The Notes will be convertible upon notice to the Company at any time should the Company list its common stock on any major national securities exchange.
Liquidation Preference:	The Notes will constitute the senior subordinated unsecured debt of the Company
Restricted Securities:	There is no established public trading market for the Notes offered herein, and the Issuer does not expect a market to develop. Moreover, there is no established public trading market for the underlying shares of common stock. The Company intends to apply for a listing of its common stock on a major national securities

	exchange but does not represent or warrant when and if such listing will occur.
Use of Proceeds:	The funds raised by sale of the Notes offered herein will be used for the general working capital needs of the Company.
Redemption:	The Notes do not carry any redemption rights.
Pre-emptive Rights:	Holders of the Notes shall be granted rights to participate in subsequent debt or equity financings of the Issuer based upon their pro-rata ownership.
Dividends:	The Company, in its sole and absolute discretion, issue dividends to the holders of its common stock out of funds legally available to pay dividends.
Rights of First Offer:	The Holders of the Notes will have a right of first refusal with respect to any subsequent debt or equity financings of the Issuer upon their pro-rata ownership
Representations and Warranties:	The Issuer will make representations and warranties in the definitive agreements customary in transactions of this kind including, without limitations, representations regarding due formation, qualification and good standing, organization documents and by-laws, company power, subsidiaries, capitalization, authorization, due issuance, financial statements, subsequent developments, no encumberances, obligations, use of proceeds, assets, litigation, proprietary information, contracts and commitments. The Issuer's representations concerning financial statements, ownership of its intellectual property, compliance with laws and non-infringement of third party intellectual property rights, shall not be qualified by any "knowledge" qualifier.
Definitive Agreement:	The Issuer will act in good faith to negotiate, complete and enter into a definitive Subscription Agreement and related closing documents

reflecting the terms and conditions hereof as soon as reasonably practicable.

WHO MAY INVEST

The Offering Notes are being offered through this Memorandum without registration under the Securities Act pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder ("Rule 506"). Rule 506 restricts the number and nature of purchasers of securities offered pursuant to the Rule.

Nature of Purchasers

In order for the Company to qualify this offering as a Rule 506 offering, we will sell the Offering Notes only to those investors who are "Accredited Investors," as such term is defined in Rule 501(a) of Regulation D. Accredited Investors are those investors who meet at least one of the following standards or others set forth in Rule 501(a) of Regulation D, which are described in more detail in the Subscription Agreement:

(a) $1,000,000 Net Worth. The investor is a natural person whose net worth, either individually or jointly with his or her spouse, exceeds $1,000,000, inclusive of home, home furnishings and automobiles;

(b) $200,000 Income. The investor is a natural person who has had individual income from all sources (without including any income of his or her spouse unless such spouse is a co-purchaser) in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same level of income in the current year;

(c) Company, Corporate or other Entity Investors. In general, a Company, corporation, revocable or grantor trust or unincorporated association is deemed to be an Accredited Investor if all of the equity owners of that entity (or in the case of a revocable or grantor trust, all persons with the power to revoke the trust) qualify as Accredited Investors under subparagraph (a) or (b) above; and

(d) Trust or Employee Benefit Plan Investors. In general, a qualified employee benefit plan or trust will qualify as an Accredited Investor if (i) the entity is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, and the investment decision is made by a Plan fiduciary, as defined in Section 3(21) of such Act which is a bank, savings and loan association, insurance Company or registered investment advisor, or (ii) the entity is a qualified profit sharing or defined contribution Plan, the Plan provides for segregated accounts for each Plan participant, the governing documents of the Plan provide that each participant may direct the trustee to invest his or her funds in the investment vehicles of his or her choice and the purchase of the Offering Notes are made pursuant to an exercise by the Plan participant, who is an Accredited Investor under subparagraph (a) or (b) above, of such power to direct the investments of his or her segregated account; or (iii) it is a revocable trust and each person with the power to revoke the trust qualifies as an Accredited Investor under subparagraph (a) or (b) above.

General Suitability Standards

The Offering Notes will be sold, in the discretion of the Company, only to a person (i) who purchases the Offering Notes at the offering price; (ii) who represents in writing that he or she qualifies as an Accredited Investor; (iii) who complies with the terms of the Subscription Agreement; (iv) who represents that he or she has been furnished and has carefully read and relied solely on the information contained in this Memorandum, including all exhibits, amendments and supplements hereto; (v) whose

14overall commitment to investments which are not readily marketable is not disproportionate to his or her net worth, and whose acquisition of the Offering Notes will not cause such overall commitment to become excessive; and (vi) who has no need for liquidity with respect to his or her investment in the Offering Notes and is capable of suffering the loss of his or her entire investment in any of the Offering Notes purchased.

A breach by an investor of any of his or her representations made to the Company, which results in a loss by the Company of the registration exemption provided by Regulation D or other exemption will cause such investor to be liable to the Company for all damages and to losses proximately caused thereby.

The basis for establishing the foregoing standards include the relative lack of liquidity of the Offering Notes, the risks inherent in an investment in the Offering Notes and possible adverse tax consequences of a premature sale of any Offering Notes. The foregoing standards represent minimum requirements for a prospective purchaser and the Company reserves the right to reject any subscription notwithstanding compliance with these standards or to apply more stringent suitability standards. The Offering Notes may also be sold to corporations, Companys, employee benefit plans trusts and other entities meeting the foregoing requirements.

Subscription Procedures

In order to subscribe for the Notes, a prospective investor must:

1. Complete and execute the Subscription Agreement and deliver it along with payment to the Company as follows:

Soft Landing Labs, Ltd., c/o Dr. Abdel Fahmy

1s224 Summit Ave, Oakbrook Terrace, IL 60181

2. Pay the amount for the Offering Notes subscribed ($25,000 multiplied by the number of Offering Notes to be purchased) by check or wire transfer.

Payments by check should be made payable to Soft Landing Labs, Ltd. and delivered to the attention of Dr. Abdel Fahmy at the address noted above.

Payments by wire transfer should be made as follows: (please call for details)

Bank Name:

ABA Routing No.:

Account No.:

For Credit to Account of:

Bank Address:

We reserve the right, in our sole discretion, to reject the subscription of any potential investor. If the offering is oversubscribed, we may prorate any or all subscriptions received or reject any subscription entirely. Prospective investors will be notified of the acceptance or rejection of their subscriptions within five (5) days of receipt of payment and a completed Subscription Agreement. We will deposit all funds in a Segregated Account at Bank of America, Chicago, Illinois pending our acceptance or rejection of the subscription. Upon sale of the Minimum Offering and acceptance of the subscription, we will release the subscription amount for the Offering Notes from the Segregated Account to our operating account. If we reject the subscription, we will promptly refund the subscriber's funds without interest thereon. After sale of the Minimum Offering, there will be periodic closings of accepted subscriptions and release of subscription funds to our operating account.

Corporations, Companies, trustees, agents or other persons acting in a representative capacity are required, except at our discretion, to furnish with the Subscription Agreement, further evidence that such investor has the authority to invest in the Notes or an opinion of counsel acceptable to us the effect that such investor has such authority.

RISK FACTORS

The purchase of securities hereunder involves a number of risk factors. The risks described below are not the only risks involved with an investment in the Offering Notes. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and purchasers may lose all of their investment. In addition to the risk factors set forth in this Memorandum, prospective purchasers should consider the following risks associated with a purchase of such securities.

Purchase Price of the Offering Notes Determined Arbitrarily.

The Purchase Price of the Offering Notes was determined arbitrarily solely by the Company. The Company makes no representations to prospective investors as to the market value of the Offering Notes. All prospective investors are urged to consider the purchase of the Offering Notes on its merits as an investment and to consult professional advisers having relevant expertise.

No Market for Offering Notes and No Exit Mechanism.

There currently is no market whatsoever for the Offering Notes, and it is expected that there will be no market for the Offering Notes. Consequently, holders of such securities may not be able to sell them readily, and Offering Notes may not be readily accepted as collateral for a loan. Investors should be prepared to hold these securities indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency. Accordingly, an investment in Offering Notes is suitable solely for persons able to make and bear the economic risk of a long-term investment.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 20 Offering Notes are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected, as these are the funds required to purchase, own and operate the Company assets.

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. We have not generated any significant revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Additional Financing.

There is no assurance that the Company will be able to obtain additional financing. In the absence of additional financing, the Company may not be able to acquire any assets or develop any property. There is a possibility that the Company, in the event it is able to obtain additional financing, that a situation will arise where the Company may be unable to make payments of principal and interest. In that case, the Company will default on its obligations and may become subject to lawsuit or bankruptcy.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Specifically, as we have not engaged in significant efforts to market our product, upon doing so, our management, in its sole and absolute discretion, may determine that the net proceeds of this offering are best applied to, for instance, employee wages and commissions as opposed to direct marketing efforts. Management shall endeavor to apply the net proceeds of this offering in any such manner which it deems to be most appropriate and necessary for the Company to reach profitability, however, it does not guarantee that the application of funds will result in profitability. Investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by us in determining the application of such net proceeds.

Uninsured Losses.

The Company will arrange for comprehensive insurance, including fire, liability and extended coverage, of the type and in the amounts customarily obtained for properties similar to those to be owned by the Company and will endeavor to obtain coverage where warranted against earthquakes and floods. However, in many cases certain types of losses (generally of a catastrophic nature) are either uninsurable or not economically insurable. Should such a disaster occur with respect to any of the Properties, the Company could suffer a loss of capital invested and not realize any profits which might be anticipated from the disposition of the properties.

Revenue Shortfalls.

Revenues from the Company assets may not increase sufficiently to meet increases in operating expenses or debt service payments under the debentures or to fund changes in the variable rates of interest in respect to such loans.

Net Worth of the Company.

The Company has no material net worth.

Reliance on Company Management.

Prospective investors assessing the risks and rewards of this investment should appreciate that they will, in large part, be relying on the good faith and expertise of the management of the Company. The Bylaws of the Company does not provide a mechanism for the removal of management. It is likely that an act of fraud or gross negligence or the failure to meet the performance standard would only be recognized by the Company if it were a decision made by a court of law. It may therefore be difficult, time-consuming and expensive to remove the management of the Company.

Securities are Speculative.

The Offering Notes offering herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the Offering Notes, potential subscribers should appreciate that they are relying on the good faith and judgment of the management of the Company in administering and managing the business of the Company. Although the approval of the Noteholders is required for certain matters, Noteholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of its management as provided in the bylaws. It would be inappropriate for subscribers who are unwilling to rely on the management of the Company to this extent to subscribe for Offering Notes.

Conflicts of Interest.

The Company is or may be subject to various conflicts of interest. The Company does not have independent management and will be relying on its management for the day-to-day management and operations of the Company and the Company assets.

The President and the officers and employees of the Company are also directors and officers of other companies and, as such, may have conflicts of interest in allocating management time, services and functions amount the Company and their other activities. Investment in the Company will not carry with it the right to invest in any other property or venture of any of the President and officers and employees of the Company.

Implementation of Business Plan

The Company currently does not have sufficient working capital to pursue our business plan in its entirety as described in this Memorandum. Our ability to implement our business plan will depend on our ability to sell the Notes and to execute the business plan. We have a Minimum Offering requirement for this Offering and there is no guarantee we will receive enough proceeds from the Minimum Offering to fund business operations as planned. We will require additional capital to fully execute the business plan. No assurance can be given that we will be able to obtain additional capital, or, if available, that such capital will be available at terms acceptable to us, or that we will be able to generate profit from operations, or if profits are generated, that they will be sufficient to carry out our business plan, or that the plan will not be modified.

General Economic and Market Conditions

Segments of our industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We are offering a minimum of 10 Notes for gross offering proceeds of $250,000 and a maximum of 20 Notes for maximum gross offering proceeds of $6,000,000. The following table sets forth the use of proceeds assuming 10 and 20 Shares are sold.

	Assuming sale of 10 Notes		**Assuming sale of 20 Notes**	
	Amount	**Percent**	**Amount**	**Percent**
Gross Offering Proceeds (1)	$250,000.00	100.0	$500,000.00	100.0
Commissions (2)	$12,500.00	5.0	$25,000.00	5
Offering Expenses (3)	$5,000	2	$5,000.00	1
Net Proceeds	$232,500.00		$470,000.00	
Sales and Marketing (4)	$62,500.00	25	$125,000.00	25
Research and Development (5)	-	-	-	-
Facilities and Equipment (5)	$100,000.00	40	$200,000.00	40
Close IPO Transaction (6)	$10,000.00	4	$10,000.00	2
Working Capital (7)	$60,000.00	31	$135,00.00	33
Net Cash Proceeds	$232,500.00		$470,000.00	
Total Commissions and Offering Expenses	$17,500.00		$30,000.00	
Total Application of Gross Proceeds	$250,000.00	100.0	$500,000.00	100.0

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(1) We are offering 10 Notes on a "best efforts all-or-none" basis and the remaining 10 Notes on a “best efforts” basis. The Corporation will release the subscription proceeds from the Escrow Account upon sale of the Minimum Offering. Thereafter, the Corporation will release subscription proceeds from the Escrow Account to our operating account as we sell Notes and accept subscriptions in a series of closings during the Offering Period. If the Minimum Offering is sold, but less than the Maximum Offering is sold, the net proceeds will be applied among all of the categories on a proportionate basis, in our discretion, except for the repayment of the Notes.

(2) We are offering the Notes to our officers and employees without payment of a commission or other compensation. If we decide to sell part or all of the offering through Participating Brokers or third parties, we will pay commissions equal to 5% of the price of the Notes sold by them. We will also issue the Participating Brokers or third parties Brokers' Warrants equal to 5% of the number of Notes they sell in the offering. The table

assumes that all of the Notes are sold through the Participating Brokers or third parties, which may not be the case. See "Plan of Placement."

(3) We will pay the offering expenses and will be reimbursed for such costs and expenses from the proceeds of the offering. The offering expenses include legal and accounting fees, blue sky fees, printing, postage and any of our general administrative expenses or those of our affiliates directly related to the offer and sale of the Notes. See "Plan of Placement."

(4) Represents the estimated costs of trade shows, hiring additional marketing, sales and technical services personnel, recruiting independent and international sales representatives, preparation of sales materials to promote our technology and products, and for travel and related expenses.

(5) Represents estimated cost of our research and development activities.

(6) Represents the estimated amount to close the IPO transaction.

(7) Represents the estimated amounts which we will apply toward working capital to cover our expected operating deficits, rent, salaries and general and administrative expenses. See "Plan of Placement."

The foregoing represents our best estimate of the allocation of the proceeds of this offering based on our present plans and business conditions. However, there can be no assurance that unforeseen events or changes in business conditions will not result in the application of proceeds of this offering in a manner other than is described in this Memorandum. Any such reallocation of the net proceeds of this offering would be substantially limited to the categories set forth above. We believe we will have sufficient working capital for six months if the Minimum Offering is sold, provided at least $2,000,000 is in cash, exclusive of the conversions. If the cash generated from the offering is substantially short of $2,000,000, we will have to obtain interim debt or other equity financing to fully implement our business plan. While we believe that it will be able to obtain such funds, no assurances can be offered that funds will be available or be available on acceptable terms and conditions.

Pending such uses, we may invest such funds in short-term, interest-bearing securities where there is appropriate safety of principal or in interest-bearing bank accounts.

MARKET PRICE & DIVIDEND POLICY

To date, the Company has not declared or paid cash dividends on our shares of common stock. The holders of our common stock offered by way of the conversion of the Notes offered herein will be entitled to non-cumulative dividends on the shares of common stock, when and as declared by our board of directors, in its discretion. We intend to retain all future earnings, if any, for our business and do not anticipate paying cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as our board of directors may deem relevant.

In the event that we list our common equity securities upon a major national exchange, it will likely be listed on the Over The Counter Pink Sheets marketplace. Traditionally, securities listed on that market are relatively illiquid. Accordingly, our then-shareholders may have difficulty liquidating their shares and obtaining an accurate and fair price.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 2011 adjusted to reflect the sale by the Company of the Minimum Offering and Maximum Offering.

	As of December 31, 2011 (in 1,000's)		
	Actual (UnAudited)	As Adjusted for Sale of Minimum Offering(1)	As Adjusted for Sale of Maximum Offering
Assets	47	280	517
Liabilities	25	275	525
Stockholders' Equity	22	5	-8

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(1) Reflects receipt of the cash proceeds from the sale of 20 Notes in the Maximum Offering and 10 Notes in the Maximum Offering.

DILUTION

Purchasers of the Notes may experience immediate and substantial dilution in the net tangible book value should they elect to convert the Notes during the Term. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of common stock deemed outstanding. The net tangible book value of our common stock as of December 31, 2011 was approximately $.025 per share.

"Dilution per share" represents the difference between the price to be paid by new investors in this offering, on an as-converted basis, and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by the Company of the Minimum Offering, and the application of the estimated net proceeds in the manner set forth in "Use of Proceeds," the net tangible book value of the Company at December 31, 2011 would have been approximately $ $.0005 per share. This represents an immediate dilution in net tangible book value of approximately $.025 per share to new investors purchasing Notes in this offering on an as-converted basis.

After giving effect to the sale by the Company of the Maximum Offering and application of the estimated net proceeds in the manner set forth in the Use of Proceeds, "the net tangible book value of the Company at September 30, 2006 would have been approximately ($.0008) per share. This represents an an immediate dilution in that tangible book value of approximately $.028 per share to new investors purchasing Notes in this offering on an as-converted basis.

BUSINESS SUMMARY

The Company

The Company's inception, growth, and reasoning behind laboratory testing

At the end of 2009, Dr. Abdel Fahmy, a well-recognized addiction specialist, founded Soft Landing Labs, Inc. Dr. Fahmy got the idea of starting the Company when he became frustrated with drug testing options. Some of his frustrations centered around reports that took from seven (7) to ten (10) business days from testing to receipt. Also, Dr. Fahmy noted that urine drug testing laboratories did not always offer customized testing panels to fit the needs of the facility as well as the patients, nor did they offer to test for all the prescribed medication that the patients were on. As a consequence, Dr. Fahmy decided to form the Company so he could build his own urine drug testing laboratory from scratch – in Dr. Fahmy's eyes, the laboratory would resolve these types of frustrations for both the provider and the physician and also make a profit.

From day one, the Company made the decision to use high end technology to deliver the best customer satisfaction services. The first step towards fulfilling the Company's commitment was to use Ultra Performance Liquid Chromatography and Mass Spectrometry (UPLC/MS/MS) technology to deliver accurate results that in some cases can detect as low as 1 ng/ml concentration of drugs present in a patient's urine. Second, the lab can offer same day preliminary screening results followed by colored reports for the confirmation results that aids physicians in quickly identifying their patients' conditions. In addition to the above, the Company catered its testing panels to fit the needs of the ordering physicians, as well as offered tests for drugs that were (are) not offered by many other labs such as the synthetic marijuana (K2).

Now the Company is looking at participating in a new market -- drug testing in the Primary Care segment. Screening Brief Interventions and Referral to Treatment (SBIRT) is an effort initiated by the Substance Abuse and Mental Health Service Agency (SAMHSA) to teach and incentivize primary care providers to screen their patients for alcohol and drug abuse. The Company believes that such screening will lead to increased testing by this market segment. Because of Dr. Fahmy's experience in this area, the Company believes that it is positioned to take advantage of this program better than any other competitor. Basically, assisting physicians in improving patients safety is the crux of the Company's mission and the Company believes that it is able to accomplish this mission with a whole host of capabilities and features that are geared towards the speed of reporting, revolutionizing the quality of testing, having comprehensive results, clear communication, and a high caliber of customer service. Finally, the Company offers a personable approach, and works very closely with treating providers providing one-on-one interactions with its scientists and executives.

The Company is Clinical Laboratory Improvement Amendments (CLIA) accredited, COLA compliant (Laboratory accreditation organization which was granted by CMS deeming authority under CLIA, The Joint Commission also recognizes COLA's accreditation program), surveyed by the American College of Physicians (ACP) and the College of American Pathologists (CAP), and is able to serve drug testing needs in most states.

The Technology

Instrumentation

The Company uses one of the most advanced technology in the field -- ultra-performance liquid chromatography with tandem mass spectrometry.

The Company's propriety software interacts with the Company's instrumentation allowing the Company to automate many of the steps performed manually by the Company's competition. This proprietary technology enables the Company to greater efficiencies, shorter turn-around times, and more cost effective solutions as explained above.

Results

The Company's software automatically deciphers and interprets results from the instrumentation, as well as provider color codes and comments on test results. The Company's engineers then confirm the accuracy of the interpretation and the Company's clinical directors verify the final results.

Reporting

The Company has developed a sophisticated provider portal where results are uploaded and indexed. Providers can search patients' results by many variables and color codes, and then download and print multiple reports with one click. They can also review and print out performance reports on how well their patients are doing.

Providers can also keep track of patients using specific medications through the Company's "medication search" option. This option quickly provides a list of unique patients taking a given medication. The feature is particularly useful in Suboxone programs because providers can keep an ongoing list of all patients taking specific medications for compliance purposes.

Reports can also be submitted through traditional venues like fax, mail, or in person.

The company plans to acquire the capability to transmit results through Electronic Medical Records.

Doctor Shopping Clue/Alert

The Company has developed a unique feature in its reporting system that alerts providers when a given patient is being drug tested by more than one provider in the system. This feature aids treating providers in managing pain or addiction patients by allowing a provider to address the issue with its patients, assisting with compliance and reducing drug diversion.

Many states are working to combat the practice of doctor shopping by giving physicians the ability to find out if their patients are being prescribed controlled substances by other physicians through a web portal prescription monitoring program. Unfortunately, few states are yet to complete such systems and even then it takes between one (1) to two (2) weeks to gather the necessary information from pharmacies that dispense such prescriptions before it appears on the portal. With the Company's reporting software, results are uploaded the day after the drug test is received and the software keeps track of the name of the patient the test belongs to as well as the name of the treating physician. If the patient goes to another provider for the same reason, the system alerts all providers involved in the care of that patient. This process decreases the lag period for detecting "doctor shoppers" from one (1) to two (2) weeks to one (1) to three (3) days.

The Services

Suboxone Programs

Because the Company's Management Team understands that Suboxone programs are greatly needed in the field, the Company offers a comprehensive Suboxone Program to providers that includes the following:

- An extensive panel, including Buprenorphine and Norbuprenorphine.
- Color-coded reporting of potential drug interactions.
- Color-graded results for ease of reading.
- Web reporting which includes a search on patients using prescribed medications. American Society of Addiction Medicine (ASAM) certified physicians commenting on reports.
- Instant results panel is available.*
- Collection service is available.*

Drug Rehabs

The constantly increasing variety of street drugs, the resourcefulness and creativity of addicted clients, and the rising cost of drug tests strips have created financial and logistical challenges for providers trying to monitor their clients' compliance with treatment. The Company recognized thes above challenges and developed programs to assist drug rehab facilities with managing their clients. As such, the Company provides:

- UPLC/MS/MS for detecting and quantifying drugs.
- Customized programs to match the facilities unique needs.
- Clinicians involved in developing programs.
- Financially reasonable approaches.

Currently, drug treatment and pain centers use one of two measures to provide drug testing to their patients. The first measure is to send the drug test to big labs like Quest and wait several days to get the results back, which is a very inefficient way of managing patients because the providers do not have the essential information they need to make a decision at the time they are working with the patient. The other option is to purchase "instant results cups" which provide the treating physician with drug test results at the time they are evaluating the patient, which is the initial step. Then these instant cups need to be sent to a lab for confirmation. This option is also an expensive option because the test cups can cost the drug treatment center up to $10 to $12 each and such costs are not adequately and consistently reimbursed by insurance companies. As such, in these instances the Company is now thinking about utilizing the medical billing model whereby the Company would bill the insurance companies for the above services. The Company believes that this method of handling these types of matters will be financially advantageous to the drug rehab centers and is the correct way to go about this issue in light of the mental health parity act and addiction being a medical condition. That said, this model can only be applied to outpatient care because drug testing costs are already included in the drug rehab insurance payments for inpatient care. As a consequence, the Company is currently investigating the legality of offering the providers a capitated payment or a shared risk model in some situations.

Pain Physicians

The Company is sensitive to the brewing debate about the medical necessity of drug testing in pain specialty and does not condone indiscriminate testing without established medical guidelines. The Company is also cognizant of the importance of drug testing and bio-monitoring in certain subsets of patients where red flags have been identified. The Company recommends that physicians ordering drug testing for pain patients document such needs in a patient's medical record and base their decisions of ordering such tests on sound medical data.

The Company acknowledges the need for instant testing at the physician's office for preliminary results which is accomplished by a single multi-panel cup or strip.

In addition, the Company believes that the most cost effective procedure is the utilization of multi-panel drug test cups/strips followed by drug confirmation and quantification in its laboratory.

Primary Care Physicians

The Company is aware of the gap in addiction treatment in working with Primary care providers to educate about the use of LCMSMS for confirmation of suspicious drug use and proper screening of workflows and protocols.

The Company staff has a significant experience in the field of Primary Care and realizes the tremendous role that their specialty in drug addiction methodologies will have on the future of health care.

With healthcare reform implementation around the corner, The company is defining the role of drug confirmation within the structure of the Accountable Care Organizations. In doing so, we emphasize the impact of accurate and timely diagnosis on cost effectiveness and providing quality care-- while avoiding unnecessary expenses endured by reactionary rather than proactive care.

The Market

The primary market for the Company is in drug testing and quantification

The drug testing and quantification market has traditionally been a cash business estimated at two billion dollars ($2,000,000,000) a year.

The cash-based covered drug testing market includes drug testing in drug rehabilitation centers, drug courts, employment drug testing, and school-based testing.

The insurance-covered drug testing occurs mainly in the medical field which is focused on Suboxone clinics and pain treatment centers. This is the most lucrative segment of the drug testing market and is the main focus of the Company at this time. Converting some of the customers in the cash-based segment to the insurance model is also a target for the Company. For example, instead of employers paying out of pocket for the drug testing the Company has developed a model whereby the Company would bill the insurance instead. Although the Company has not tested this billing model it believes that insurance would pay under this model.

The company believes that the market can be divided into the following segments:

- Healthcare testing
- Workplace drug testing
- School-based testing
- Drug court testing
- Forensics

Although the Company has been focusing on the healthcare segment it believes that it has a significant advantage and much to offer in other segments. Although the Company has not yet done any market research to investigate the chances of success in penetrating these markets it believes that it brings so much more value than the current model that it would be difficult to turn down the Company's additional offerings.

1. Healthcare Testing

The Company has mainly focused on Suboxone doctors but as the Company adds sales reps it plans to infiltrate the other disciplines.

It is important to note that the Company believes that SBIRT, mentioned above, will eventually add a new category in the healthcare testing, which is the primary care market. The primary care category is comprised of more than 350,000 physicians nationwide.

In addition, the Company noticed three (3) new changes in healthcare that has opened a great opportunity for it:

1. Medicare capped paying physicians for in-house drug testing to $20 per encounter, which was previously unlimited and many physicians billed $200-$250 per sample. This will move the in-house drug testing from the physician's office to the lab.

2. Synthetic Marijuana became illegal in most states after the DEA attempted to schedule it in November 2010.

3. SBIRT is gaining traction.



Potential Customers
40,000
30,000
20,000
10,000
0
Suboxone...
Drug Rehabs
Pain Clinics
Total
Suboxone Clinics
Drug Rehabs
Pain Clinics
Total

2. Workplace Testing:

There are 23 million companies in the US, below is a table with the sectors that drug test their employees showing the potential for improvement.

Random drug testing has shown to decrease absenteeism, problems with supervisors, work related injury and insurers are supportive of it. Employee Assistance Program are now trying to learn SBIRT and implement it in the workplace which gives us an advantage over other labs.

Companies Which Drug Test Employees		
Business Category	Testing of New Hires	Testing of All Employees
Financial Services	35.8%	18.8%
Business & Professional Services	36.0%	18.4%
Other Services	60.3%	34.7%
Wholesale & Retail	63.0%	36.8%
Manufacturing	78.5%	42.2%

The Company proposes to conduct random workplace drug testing as part of a health screen where employee get to meet with a physician through a videoconference call and with the help of an onsite trained nurse or medical assistance. The Company has built a medical grade videoconferencing system that can be used for this purpose. Many physician groups would welcome the opportunity to partner with the Company's lab on delivering this service.

3. School Based Testing

Drug testing in schools is gaining traction, now more than 400 catholic schools are mandating drug testing. Psychmedics have gained the biggest share of this market through hair testing, offering to test for 5 drugs at $45 each. Schools have to pay for it but usually pass that cost to parents.

Here again our proposal embraces the spirit of SBIRT and brings the drug testing to the physician's office as part of the annual physical, relieving the school from the cost and responsibility while working with parents to address their concerns in a medical setting with less stigma than the school environment.

The Company is also embarking on hair testing and will develop the needed methodologies for such procedures to be even more competitive.

The table below shows the difference between the current model and the Company's proposed model for workplace and school based drug testing.

Current Model	Our Proposal
Employers/schools pays fifty dollars ($50) per test	Free for employers and schools, billed to patients insurances
No health screen	Part of a health screen by MD
No treatment of positive cases	Treatment can be offered immediately
5-7 drugs only	50 drugs tested
No SBIRT knowledge	SBIRT experts

The secondary market for the Company is in the biotechnology arena

The Company is planning two (2) approaches to market to the biotechnology arena:

1. Research, development, and commercialization of diagnostics tests that can assist with detecting toxicity to certain drugs and profile certain diseases. The Company is currently working with Waters Corporation to develop technology for the above types of

tests. The Company believes that its relationship with Mount Sinai Hospital in Chicago will allow the Company to conduct a pilot study to test its ideas in this field at a lower cost than market.

The above tests are part of a newly expanding market. Many of the currently available tests have been developed by small companies, similar to the Company. The Company is well positioned to play a key role in this emerging field of medicine because it is proficient in mass spectrometry and has the resources needed to develop such products, including experienced personnel, the vision, and a solid working relationship with Mount Sinai Hospital and Waters Corporation.

2. Commercializing of laboratory software. The Company has developed software that integrates with Water's mass spectrometry instruments and delivers reports in various formats (*i.e.*, DrugTrail). DrugTrail is a new technology and is currently patent pending (see below).

The Competition

The Company's primary focus is currently medical-based drug testing. The major competing companies in this space are:

1. Millennium Labs
2. Dominion Labs
3. Calloway Labs
4. Ameritox Labs
5. AIT Labs
6. Quest
7. Labcorp.

The Company believes that it has a significant advantage in the drug rehab market where the major competition is comprised of the following companies:

1. Redwood Toxicology
2. Quest
3. Labcorp
4. AIT labs

A market that the Company believes it can convert from cash to insurance-based is the employment drug testing and school-based testing. Some of the companies competing in this segment are:

1. Quest
2. Labcorp
3. Redwood
4. Psychmedics

The Company is much smaller and younger than any of the above competitors. The Company also lacks a significant track record of performance – which may be a deterrent to providers when making a choice to use the Company's services or a competitor's services. The above companies have sizable sales forces and have already secured a large portion of the market. Additionally, there is a huge gap between the Company and its competitors when it comes to capital and cash flow. Competitors can choose to duplicate the Company's technology if they choose to by hiring software experts to deliver the same capabilities that the Company has brought to the market.

On the other hand, the Company is more nimble and creative than its competitors. It is experienced in software development, which allows it to stay ahead of the competition with its innovative features and capabilities as long as there are funds to build and maintain these features. The Company is also an expert in the field of medical treatment, which allows the Company to build rapport with other physicians, understand their needs, and deliver what could really make a difference in their practices. Further, Dr. Fahmy is an expert in Screening Brief Interventions and Referral to Treatment, which the Company feels will give it the upper hand in the emerging primary care field.

Finally, a few of the above competitors have been indicted in healthcare fraud cases, which in turn, has made physicians very cautious about using a few of the competitors' services, opening up opportunity for the Company.

Sales and Marketing

Primarily the funds raised in this Offering will be put for the most part into sales and marketing. First, the Company plans to market into three (3) additional states (Wisconsin, Kentucky, and Ohio), second, the Company plans to attend six (6) medical conferences over the course of the next year, third, the Company plans to hire two (2) experienced sales staff that will primarily focus on the foregoing strategy, and fourth, the Company will add new UPLC machines as sales dictate.

Copyrights and Patents

DrugTrail™

DrugTrail is a state of the art semi-automated interpretation software that takes into account the drug test results as determined by the Company's testing, patients' prescribed medications, and the potential for interaction. The software not only produces the unique color-coded results, but also formulates the comments and interpretations. When multiple drugs from the same group are present, DrugTrail™ will guide the provider to the other drug most likely to be present.

Expected
Not Expected
Not Expected + possible interactions

DrugTrail™:

Positive for Buprenorphine which **is** included in the medication list

Negative for Hydrocodone (eg: Vicodin®) which **is** included in the medication list

Positive for Alpha-hydroxyalprazolam (Xanax®) which is **not** included in the medication list

Positive for Cannabinoids which may be due to the consumption of Marijuana

Positive for EtG* which may be due to the consumption of alcohol

The software was developed by the Company, copyrighted to the Company, and the Company is in the process of submitting a provisional patent. The patent pending number will be forwarded to investors as soon as it is received from the United States Patent and Trademark Office.

The Management Team

The Company is lead by a dynamic team with almost one hundred (100) years of combined experience in health care, clinical chemistry, technology development, chemical engineering, environmental engineering, healthcare finance, and marketing.

Ning Liu, Ph.D.

Lab Director

Dr. Ning Liu is an Assistant Professor at Rosalind Franklin University. She brings almost thirty (30) years' experience in healthcare and clinical chemistry with special expertise in drug testing. She received her Ph.D. from Louisiana University Medical Center in 1991 and completed her postdoctoral fellowship at the University of Texas Medical Center where she participated in the establishment of its drug testing lab in accordance with the National Institute on Drug Abuse guidelines and standards. She has since served as the Director of Clinical Chemistry at Mount

Sinai Hospital Medical Center in Chicago and has been with the Company since its inception. Dr. Liu has vast experience in laboratory extraction techniques, immunoassay, and mass spectrometry, which is the core of the lab operations. She is a veteran of clinical research, including studies on gas chromatography and mass spectrometry, which is a key in the lab's ongoing innovation. Dr. Liu is a Diplomate of the American Board of Clinical Chemistry and member of the American Association of Clinical Chemistry.

Dr. Abdel Fahmy, MD, CPHIMS

Chief Executive Officer

Dr. Abdel Fahmy is the co-founder and Chief Executive Officer of the Company. He is the creative force behind the software technology involved in the reporting system and the driver of the strategic plan for the Company. A few years ago Dr. Fahmy brought to market the first web-based telemedicine solution, Electronic Medical Home at estaywell.com. He has also been involved with quite a few innovative technologies in the healthcare arena. Further, Dr. Fahmy has been Medical Director at the nation's largest federally qualified health center, ensuring that his division met the financial and quality metrics required for the success of the organization. There he consistently exceeded budget. In 2006, Dr. Fahmy founded Soft Landing Ltd., the predecessor to Company. Soft Landing Ltd. was an Illinois drug treatment facility that treated patients from twelve (12) different states. Dr. Fahmy's marketing propelled the Company to the first page of Google for the keyword Suboxone, which is a very competitive position to maintain.

Dr. Fahmy is triple board certified in Internal Medicine, Addiction Medicine, and Palliative Medicine, and sits on many boards, including working as the President of the Illinois Society of Addiction Medicine for the last two (2) years, sitting as an executive member of the Clinical Trial Networks -- the clinical trial arm of the National Institute on Drug Abuse, acting as the co-chair of the Illinois Advisory Board on Alcohol and Substance Abuse, and serving as the Program Director for the Screening Brief Intervention and Referral Treatment Grant provided by the Substance Abuse and Mental Health Service Agency. As a result of all his positions and accomplishments, Dr. Fahmy greatly understands the needs of the medical community, which in turn is very valuable to the Company as it forges ahead into the drug testing market.

Kareem Fahmy, PMP, MITO

Chief Operating Officer

Mr. Kareem Fahmy is the Chief Operating Officer of the Company. He is a certified Project Management Professional (PMP) with a Master's Degree from the Illinois Institute of Technology in Industrial Operations and Technology (MITO) and earned his Bachelor of Science degree in Thermal and Chemical Engineering.

Mr. Fahmy brings to the Company significant knowledge and expertise in field operations and management. He previously served as a chemical engineer and project manager at Bechtel Corporation, followed by managing operations at the Company's predecessor, Soft Landing Ltd. He is dual credentialed in chemical engineering as well as project management, which are both essential to the operations of a high complexity lab. He has successfully implemented the Total Quality Management mentality into the Company which allows the Company to achieve excellent quality results and customer satisfaction.

Mahomed Ouedraogo, CPA

Chief Financial Officer

Mr. Ouedraogo is the Chief Financial Officer of the Company. He served as the Finance Director (interim CFO) at Access Community Health Network (ACHN), the largest community health center in the United States with an operating budget of over $140 million per annum. As the Finance Director of ACHN, he had management oversight and responsibility for all of ACHN's financial functions and oversaw all revenues, costs, capital expenditures, investments, and debt. Prior to ACHN, Mr. Ouedraogo worked as a supervising senior auditor for Benford, Brown & Associates and was part of multiple financial and compliance audits with KPMG, a large public accounting firm. He has devoted a substantial portion of his career to providing audit, accounting, consulting, and tax services to companies and individuals within many different industries, including the not-for-profit, government, and healthcare industries. He also has extensive experience in financial, compliance, and single audits in accordance with OMB Circular A-133. Mr. Ouedraogo has also planned and performed various financial and compliance audits, management advisory service engagements, and agreed-upon procedures engagements for different not-for-profit organizations and government entities for over five (5) years. Finally, Mr. Ouedraogo has acquired advanced skills such as not-for-profit accounting and auditing, single audits in accordance with OMB Circular A-133, state funded grant programs, and corporate and individual taxation.

Mr. Ouedraogo is a registered and licensed Certified Public Accountant in the State of Illinois and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. He earned his Bachelor of Science in Accounting from Chicago State University.

Farrah Tunk, JD
Chief Marketing Officer

Ms. Farrah Tunk received her Juris Doctorate degree from the John Marshall School of Law in Chicago and has a Bachelor of Science degree from Loyola University in Chicago. Ms. Tunk brings to the Company her experience working in both the private and public administrative sectors. She possesses substantial experience in quantitative and qualitative consumer-based marketing approaches. She has insight into, and is committed to using, the best of modern technology to move products forward.

Virginia McCollum, RN
Chief Compliance Officer

Ms. Virginia McCollum has extensive experience in ambulatory health care, performance improvement, education, managed care, emergency/trauma, and regulatory compliance (specifically with JCAHO (see below), HIPAA, and Managed Care Organizations).

Currently, Ms. McCollum holds the position of Associate Director in the Department of Standards Interpretation at the Joint Commission on Accreditation of Healthcare Organizations (JCAHO). In this position, she provides interpretation of standards, serves as a faculty for surveyor and other education programs, conducts periodic performance review conference calls, and advises on the development of standards and survey processes. She is also currently on faculty at Lewis University in the Nursing Graduate Program (Health Care Outcomes Management) in Romeoville, Illinois.

Prior to the above positions, Ms. McCollum was Director of Quality and Education for Access Community Health Network in Chicago, Illinois, a forty-five (45) site Community Health Organization funded by the Bureau of Primary Health Care. Ms. McCollum has also worked as a leader, an administrator, and a consultant for a number of other organizations. Finally, Ms. McCollum was a member of the State of Illinois Ambulatory Surgical Licensing Board.

Ms. McCollum obtained her Bachelor of Science Degree in Nursing from Trinity Christian College and her Bachelor of Science Degree from the College of St. Francis in Illinois. Her Master's Degree in Nursing is from Governor's State University.

Mo Kotb

Chief Safety Officer

Mr. Mo Kotb brings to the team six (6) years of environmental and chemical engineering experience with various consultants and contracting firms. As a field engineer he has experience with air modeling and gas emissions models, as well as pretreatment of existing containment areas, inspections, and investigations that required the sampling of groundwater monitoring programs, leachate sampling, excess infiltration, and inflow (I/I) systems. He then studied the results to help resolve sewerage overflow issues, building the right amount of sanitary relief sewers and avoiding sewerage system surcharging.

Prior to joining the Company, Mr. Kotb was involved with a number of other projects in the midwest that involved remediation sites under the watch of the Environmental Protection Agency, providing support for the implementation of enhanced **Light Non-Aqueous Phase**

Liquids (LNAPL) recovery and reductive dechlorination systems, as well as providing support for Phase I and Phase II Environmental Risk Assessments, and different quality assurance and quality control activities.

As the Lab's Chief Safety Officer and Lab Supervisor, Mr. Kotb oversees the testing process and the implementation of the quality control and quality assurance programs. He is certified by OSHA and HIPPA. Mr. Kotb earned his Bachelor of Science degree in Environmental Engineering.

The Board of Advisors

Mr. Michael Bissonnette

As an entrepreneur, Mr. Michael Bissonnette has founded, funded, and built four (4) multi-million dollar companies from scratch. The first one failed, he sold the second one for a handsome profit, and took the third and fourth public on the NASDAQ. He could have retired several times, but his passion for new ideas, the challenge of turning those ideas into products, and the excitement of bringing those products to market in a unique and dramatic way has continued to lead him from one business adventure to another.

Having mentored many entrepreneurs through the years, helping them fund and build their own successful companies, Mr. Bissonnette is now putting his skills and experience to use to help the Company achieve its full potential emerging growth prospects. His extensive marketing and sales experience is also a significant asset in both the fundraising arena and to help accelerate business growth once funded.

Mr. Bissonnette is mentoring the Management Team in the areas of strategic planning, fundraising, and marketing of the Company.

Dr. Solomon Dayan

From time to time, Dr. Solomon Dayan has served as a member of various ad hoc committees which have been formed on occasion to advise the Company on specific issues facing the Company. In 1980, Dr. Dayan, a physician certified in internal and geriatric medicine, founded the Salomon J. Dayan Ltd., a multi-specialty medical group dedicated to the care of the elderly in hospital and nursing home settings. He was Chief Executive Officer from 1980 until the medical group was sold in 1998. Dr. Dayan then became the Medical Director and Executive Director of Healthfirst, a corporation that operated multiple medical ambulatory facilities in the Chicago, Illinois, area from 1986 until the corporation was sold in 1996. Since 1994, Dr. Dayan has been an assistant professor at Rush Medical Center in Chicago. Dr. Dayan has also been the Chairman of the Board of Directors of J. D. Financial, a bank holding company that owns Pan American Bank. Finally, Dr. Dayan is an investor in numerous residential and commercial real estate ventures and is a member of the National Association of Corporate Directors (NACD).

Mr. Charles Bandoian, MBA

Mr. Charles Bandoian has a wide variety of experience managing financial operations and services for health care and social service organizations. He started as the Director of Financial Planning and Analysis for St. Mary's Hospital in Milwaukee, Wisconsin, then became the Director of Budget and Reimbursement for Mercy Medical Center in Oshkosh, Wisconsin. Subsequent to those positions, Mr. Bandoian became the comptroller for LaGrange Memorial Hospital in Illinois, then the Vice President of Finance for the Family Link, Inc. Next, he advanced his career by taking the positions of Executive Vice President of Administrative Service for One Hope United and Chief Financial Officer of ACCESS Community Health Network.

Mr. Bandoian brings a wealth of information and experience in healthcare finance, and his role on the Company's Advisory Board will be helpful to the Management Team as they grow the business.

Mr. Bandoian is a Certified Management Accountant and a member of the Institute of Management Accountants. He has a Master's degree in Business Administration and a Bachelor of Science degree in Chemistry from the University of Windsor in Ontario, Canada.

PLAN OF PLACEMENT

We are offering a minimum of 10 Notes on a "best efforts, all-or-none" basis and a the remaining 10 Notes on a "best efforts" basis. The Company is offering the Notes through our officers and employees without payment or other compensation to them and we may also offer the shares through Participating Brokers. If the Company sells Notes through Participating Brokers, it will pay commissions to them equal to 5% of the price of any Notes they sell. We may also offer Notes through certain third parties and will compensate them at the same rates as the Participating Brokers, to the extent permitted by law.

The Company has agreed to indemnify the Participating Brokers and any third parties assisting in the sale of the Notes against certain liabilities which may be incurred in connection with this offering, including certain civil liabilities under the Securities Act. The foregoing is a summary of the principal terms of the agreements that may be executed between the Participating Brokers, any third parties and the Company and does not purport to be complete.

LEGAL MATTERS

The legality of the securities offered hereby have been passed upon for the Company by The Tracy Firm, Ltd., d/b/a Securities Compliance Group, Ltd, 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563.

ADDITIONAL INFORMATION

In the opinion of the Company, this Memorandum contains a fair summary of the documents referred to herein and does not contain any misstatement of a material fact or omit a material fact necessary to make any statements made herein not misleading. Persons to whom offers are made will be furnished with such additional information concerning the Company and other matters discussed herein as they, or their purchaser representative or other advisers, may reasonably request. The Company shall, to the extent it possesses such information or can acquire it without unreasonable effort or expense, endeavor to provide the information to such persons. All offerees are urged to make such personal investigations, inspections or any inquiries as they deem appropriate.

EXHIBIT A

SUBSCRIPTION AGREEMENT

SOFT LANDING LABS, LTD.

SUBSCRIPTION AGREEMENT

(For Accredited Investors)

Gentlemen:

The following information is furnished as the undersigned's subscription the convertible promissory notes (the "Notes") issued by Soft Landing Labs, Ltd., (the "Company"), and for you to determine whether I am qualified to purchase Notes from the Company pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and comparable provisions of applicable state securities laws. I, the undersigned, understand that you will rely upon the following information for purposes of such determination, and that the Notes will not be registered under the Securities Act in reliance upon the exemption from registration provided by Sections 3(b) and 4(2) of the Securities Act, Regulation D thereunder, and comparable provisions of applicable state securities laws.

I further understand I may be required to supply a balance sheet, prior years' federal income tax returns or other appropriate documentation to verify and substantiate my status as an Accredited Investor.

ALL INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT WILL BE TREATED CONFIDENTIALLY. However, it is agreed that you may present this document to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Notes is exempt from registration under the Securities Act or meets the requirements of applicable state securities laws. I understand that if I make a false statement, it will constitute a violation of my representations and warranties under this Subscription Agreement and may also constitute a violation of law, for which the Company can make a claim for damages against me. My investment in the Notes will not be accepted until the Company determines that I satisfy all of the suitability standards set forth in the Private Placement Memorandum, as amended and restated as of July 6, 2012 (the "Memorandum"). See "Who May Invest."

I, the undersigned Subscriber, hereby supply you with the following information and representations:

1. Full Name:

____

____

2. Residence Address (not a P.O. Box address) and Telephone Number:

____

____

(____) ________-____________

3. **Business Address and Telephone Number:**

____

____

( ) ________-____________

4. **State in which the undersigned maintains principal residence:**

____

5. **State in which the undersigned is registered to vote:**

____

6. **If this investment is to be made by an Entity (*i.e.* Company, Corporation, Pension Plan, Profit-Sharing Plan), the undersigned further represents to you as follows:**

(a) Name and Address of Entity Making Purchase (use full legal name):

____

____

____

(b) Name and address of Person Making Investment Decision on behalf of Above Entity:

____

____

____

(c) Position or Title of Person Making Investment Decision in the Above Entity:

____

7A. **I certify that I am an Accredited Investor because I qualify under at least one of the following categories:**

(PLEASE CHECK APPROPRIATE CATEGORY)

a.___ $1,000,000 Net Worth Natural Person.

A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000.

b.____ $200,000 Income Natural Person.

A natural person who had "Individual Income" in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. (See definition of "Individual Income" under the caption "Who May Invest" of the Memorandum).

c.____ Company, Corporate or Other Entity Investors.

The investor is a partnership, corporation or unincorporated association and all of the equity owners of that entity qualify as Accredited Investors under subparagraph (a) or (b) above. Investors that check this subparagraph (c) must furnish a separate copy of this Subscription Agreement for each equity owner with items 1 through 7B completed and executed on the Investor Signature Page by such equity owner.

d.____ Revocable or Grantor Trust.

The Investor is a revocable or grantor trust and each Person with the power to revoke the trust qualifies as an Accredited Investor under (a) or (b) above. Investors that check this subparagraph (d) must furnish a separate copy of this Subscription Agreement for each Person with the power to revoke the trust with items 1 through 7B completed and executed on the Investor Signature Page by such Person.

e.____ Investment Decision by Plan Fiduciary.

The Investor is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, and the investment decision is made by a Plan fiduciary, as defined in Section 3(21) of such Act which is a bank, savings and loan association, insurance company or registered investment advisor.

f.____ Self-Directed Plan -- Investment Decision Solely by Accredited Investor.

The Investor is a qualified profit sharing or defined contribution Plan, the Plan provides for segregated accounts for each Plan Participant, the governing documents of the Plan provide that each participant may direct the trustee to invest his or her funds in the investment vehicles of his or her choice *and* the purchase of the Notes is made pursuant to an exercise by the Plan Participant, who is an Accredited Investor under subparagraph (a) or (b) above, of such power to direct the investments of his or her segregated account. This Subscription Agreement must be completed and executed by such Plan Participant.

g.____ Institutional Investor.

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts, or similar business trust or partnership, not formed for the specific purposes of acquiring the Notes offered through the Memorandum, with total assets in excess of $5,000,000.

h.____ Director, Executive Officer, or General Partner of the Issuer.

Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer.

7B. I further represent to you as follows:

(i) Employer and Position of Person Making Investment Decision:

____

____

____

____

(ii) Prior Employment (five years) of Person Making Investment Decision:

Employer

(1)____

(2)____

Nature of

(1)____

Duties

(2)____

Dates of

(1)____

Employment

(2)____

8. Representations and Warranties. I, the undersigned, represent and warrant as follows:

(a) I have received the Memorandum, have carefully reviewed the Memorandum, and have relied solely on the information contained therein, and information otherwise provided to me in writing by the Company. I understand that all documents, records and books pertaining to this investment have been made available by the Company for inspection by me or my attorney, accountant and Purchaser Representative. I am familiar with the Company's business objectives and the financial arrangements in connection therewith. The Notes I am purchasing are the kind of securities that I wish to hold for investment and the nature of the Notes are consistent with my investment program. My advisor(s) and I have had a reasonable opportunity to ask questions of and receive answers from the officers and directors of the Company concerning the Company and the Notes. All such questions have been answered to my full satisfaction. I, or my representatives, have made such investigation of the facts and circumstances set forth in the Memorandum and exhibits thereto in connection with any purchase of the Notes as I have deemed necessary. No representations have been made or information furnished to me or my advisor(s) relating to the Company or the Notes that are in any way inconsistent with the Memorandum.

(b) Subject to the terms and conditions hereof, I hereby irrevocably tender this Subscription Agreement for the purchase of the Notes indicated in Paragraph 12 below and shall pay for such Notes in the manner set forth in such Paragraph. I am aware that the subscription made herein is irrevocable, but that the Company has the unconditional right to accept or reject this subscription, in whole or in part, and that the sale of the Notes pursuant hereto is subject to the approval of certain legal matters by legal counsel and to other conditions. If my subscription is not accepted for any reason whatsoever, or, if the offering made through the Memorandum is terminated, my money will be returned in full, without any interest that may be earned thereon, and the Company will be relieved of any responsibility or liability that might be deemed to arise out of my offer to subscribe for the Notes.

(c) I and, if applicable, my Purchaser Representative have carefully reviewed the Memorandum. I have, either alone or together with my Purchaser Representative, such knowledge and experience in business and financial matters as will enable me to evaluate the merits and risks of the prospective investment and to make an informed investment decision. I am also aware that no state or Federal agency has reviewed or endorsed the Memorandum or the Notes, that the Notes involve a high degree of economic risk, and that there may be no public market for the Notes.

(d) I have been advised and am fully aware that investing in the Notes is a speculative and uncertain undertaking, the advantages and benefits of which are generally limited to a certain class of investors, and that the Notes may be sold only to persons who understand the nature of the proposed operations of the Company and for whom the investment is suitable. I represent that I meet such suitability requirements.

(e) I have relied on my own tax and legal adviser and my own investment counselor with respect to the income tax and investment considerations of being an investor as described in the Memorandum.

- I meet the requirements of a purchaser as set forth in the Memorandum under the caption "Who May Invest."

- I understand that the Company has not registered the Notes under the Securities Act, or the applicable securities laws of any state in reliance on exemptions from registration. I further understand that such exemptions depend upon my investment intent at the time I acquire the Notes. I therefore represent and warrant that I am purchasing the Notes for my own account for investment and not with a view to distribution, assignment, resale or other transfer of the Notes. Except as specifically stated herein, no other person has a direct or indirect beneficial interest in the Notes. Because the Notes are not registered, I am aware that I must hold them indefinitely unless they are registered under the Act and any applicable state securities laws or I must obtain exemptions from such registration. I acknowledge that the Company is under no duty to register the Notes or comply with any exemption in connection with my sale, transfer or other disposition under applicable rules and regulations, except as described in the Memorandum. I understand that if I desire to sell, assign, transfer, hypothecate or in any way alienate or encumber the Notes in the future, the Company can require that I provide, at my own expense, an opinion of counsel satisfactory to the Company to the effect that such action will not result in a violation of applicable federal or state securities laws and regulations or other applicable federal or state laws and regulations.

(h) The solicitation of an offer to purchase the Notes was directly communicated to me and any Purchaser Representative that I might have through the Memorandum to which this Subscription Agreement is attached as an Exhibit. At no time was I presented with or solicited by or through any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising in connection with such communicated offer.

(i) I recognize that my investment in the Notes involves certain risks and I (and my Purchaser Representative) have taken full cognizance of and understand all of the risk factors related to the business objectives of the Company and the purchase of the Notes, including those risk factors set forth under the caption "RISK FACTORS" in the Memorandum.

(j) All information that I have provided herein, including, without limitation, information concerning myself, my financial position and my knowledge of financial and business matters and that of my Purchaser Representative, is correct and complete as of the date hereof, and if there should be any material change in such information prior to the acceptance of this Subscription Agreement, I will immediately provide the Company with such information.

(k) If the Subscriber is a corporation, partnership, trust, unincorporated association or other entity, it is authorized and otherwise duly qualified to purchase and hold the Notes subscribed hereunder, and such entity has not been formed for the specific purpose of acquiring the Notes. If the Subscriber is a trustee and is acquiring the Notes for the trust of which he is a trustee, he has sought the advice of counsel regarding whether the purchase of the Notes is an authorized trust investment and has been advised by counsel that after reviewing the applicable state law and the terms of the trust instrument, such counsel is of the opinion that the undersigned has the authority to purchase the Notes for the trust.

(l) If the Subscriber is an individual, he or she is 21 years of age, or if the Subscriber is an association, all of its members are of such age.

9. Restrictive Legend. I hereby acknowledge and consent to the placement of the following restrictive legend on the certificate(s) and other documents(s) representing the Notes:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL, SATISFACTORY TO THE BOARD OF DIRECTORS, THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THAT SUCH TRANSFER WILL NOT RESULT IN ANY VIOLATION OF THE LAW.

10. Indemnification. I agree to indemnify and hold harmless the Company, its officers and directors from and against all damages, losses, costs and expenses (including reasonable attorney's fees) which they may incur by reason of my failure to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of any untrue statement made herein or any breach of the representations and warranties made herein or in any document that I have provided to the Company.

11. Miscellaneous.

(a) I agree that I may not cancel, terminate or revoke this Subscription Agreement or any covenant hereunder and that this Subscription Agreement shall survive my death or disability and shall be binding upon my heirs, executors, administrators, successors and assigns.

(b) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Michigan.

- Within five days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

12. Subscription.

(a) I hereby subscribe for _________ Notes at $25,000.00 per Note for a total subscription of $____________ .

_____________________________________ ___________________

Signature Date

13. Registration and Address

Mr./Mrs./Ms.

____

(Please Print Name(s) in which the Notes are to be registered hereunder.)

____

(Please Print the Social Security or Taxpayer ID Number of each Noteholder)

Communications to be sent to (check one):

Home____________ Business______________

Please check which address you use on your income tax returns:

Home____________ Business______________

Form of Ownership (check one)

____ (a) Individual Ownership

____ (b) Joint tenants with right of survivorship (both or all parties' signatures required)

____ (c) Community Property (one signature required if the Notes are held in one name; two if held in both names)

____ (d) Tenants in Common (all parties' signatures required)

____ (e) Company*

____ (f) Corporation*

____ (g) Partnership*

____ (h) Other* (Trust, etc.) (please specify)

*IF (e), (f), (g), or (h) ARE CHECKED, DOCUMENTS, INCLUDING PARTNERSHIP OR CORPORATE RESOLUTION, AUTHORIZING SUBSCRIBER TO MAKE INVESTMENT MUST ACCOMPANY SUBSCRIPTION.

Mail or Deliver Subscription Funds and Documents to:

SOFT LANDING LABS, LTD.

C/O The Tracy Firm, Ltd.

800 W. Fifth Ave., Suite 201A

Naperville, IL 60563

____

SUBSCRIPTION ACCEPTED:

SOFT LANDING LABS, LTD.
a Illinois corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

Date: ____________________

SOFT LANDING LABS LTD.

PURCHASER REPRESENTATIVE QUESTIONNAIRE

Gentlemen:

The following information is furnished to you so that you may determine whether the undersigned's client, ____(the "Purchaser"), together with the undersigned and other purchaser representatives, if any, have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Notes being offered by SOFT LANDING LABS, LTD an Illinois corporation (the "Company"), as required under Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Securities Act") and corresponding provisions of applicable state securities laws. I understand that you will rely upon the information contained herein for purposes of such determination, and that the Notes will not be registered under the Securities Act, in reliance upon the exemption from registration provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D thereunder and corresponding provisions of applicable state securities laws.

All information contained herein will be treated confidentially. However, we agree that you may present this Questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Notes are exempt from registration under the Securities Act or meets the requirements of applicable state securities laws.

I am acting as Purchaser Representative for the Purchaser in connection with the Purchaser's investment in the Notes and, in that connection, I furnish you with the following representations and information (Please Print):

1.

Name:____

2.

Age:____

3. Profession (or Business) and Title, if applicable:

____

____

- (a) Business Address:

  ____

  ____

  (b) Telephone Number: (_____)_______- _________

5. Details of any training or experience in financial, business or tax matters which qualify me to act in the capacity of Purchaser Representative (include current and prior employment, business or professional education, professional licenses now held, SEC or state broker-dealer registrations held, and if applicable, participation in evaluation of similar investments in the past):

____

____

____

6. The undersigned has not, during the past ten (10) years, (a) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (b) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining the undersigned from acting as an investment advisor, underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or been the subject of any order of a federal or state authority barring or suspending for more than sixty days the undersigned's right to be engaged in any such activity, or to be associated with persons engaged in any such activity, which order has not been reversed or suspended.

7. I have such knowledge and experience in financial, business and tax matters as to be capable of evaluating, alone or together with the Purchaser, the relative merits and risks of an investment in the Notes.

8. There is no material relationship (within the meaning of Regulation D) between me or my affiliates and the Company, the officers and directors, or their Affiliates

which now exists or is mutually understood to be contemplated or which has existed as a result of any such relationship.

9. In advising the Investor in connection with Investor's prospective investment in the Notes, I will be relying in part on the Investor's own experience in certain areas.

Yes ____No ____

- In advising the Investor in connection with the Investor's prospective investment in the Notes, I will be relying in part on the expertise of an additional Purchaser Representative or Representatives.

Yes ____No ____

If "Yes", give the name and address of such additional Representative or Representatives.

____

____

____

11. I agree to advise you promptly of any material changes in the foregoing information, which may occur prior to the termination of the offering.

Signature

____

Date____

EXHIBIT B

PROMISSORY NOTE

No. _

US $ ___________ **July __, 2012**

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Soft Landing Labs, Ltd. ("Maker"), hereby promises to pay to the order of __________________________ (the "Holder"), the principal amount of ____________ Thousand Dollars ($___________) (the "Principal Amount"), together with interest thereon as provided below.

ARTICLE I

TERMS OF REPAYMENT

1. ***Interest.*** Interest shall accrue on the outstanding principal balance of this Note at a rate per annum equal to Nine Percent (9%). Interest shall be payable semi-annually in arrears commencing on December 1, 2012, and continuing on the last business day of each December and June thereafter, except that the entire unpaid balance of the Principal Amount, accrued Interest and all other amounts due and payable hereunder, if not sooner paid, shall be due and payable in full on or before the Maturity Date (as hereinafter defined). Interest hereunder shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2. ***Application of Payments.*** All payments by the Maker under this Note shall first be credited against costs and expenses provided for hereunder, second to the payment of any penalties, third to the payment of accrued and unpaid interest, if any, and the remainder shall be credited against the Principal Amount. All payments due hereunder shall be payable in legal tender of the United States of America, and in same day funds delivered to the Holder by cashier's check, certified check, or any other means of guaranteed funds to the mailing address provided below, or at such other place as the Holder or any successor holder hereof shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and Interest, if any, shall be payable thereon during such extension.

3. ***Maturity Date.*** All outstanding principal and interest shall be payable on December 1, 2015 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns.

4. ***Pre-Payment Demand.*** If at any time before the Maturity Date the Maker completes (i) any underwritten public offering of its common stock or other form of security convertible into common stock pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"), as amended, or (ii) a managed private offering exempt from registration under Section 4(2) of the Act and Regulation D promulgated thereunder (collectively, a "New Offering") which results in proceeds received by the Maker net of underwriting discounts and commissions, of at least Two Million and 00/100 dollars ($2,000,000.00) (a "Pre-Payment Event"), then at the sole and absolute discretion of the Holder, and upon written demand to the Maker (the "Pre-Payment Notice"), all amounts owed under this Note shall become due and payable within ten (10) days following Maker's receipt of the Pre-Payment Notice.

5. ***Junior Unsecured Indebtedness.*** This Note shall constitute the Junior Indebtedness of the Maker and is unsecured. The indebtedness evidence by this Note is senior to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Subordinated Indebtedness of the Maker and prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Secured Indebtedness and Senior Indebtedness of the Maker to the extent of the assets securing such Secured Indebtedness. The term "Junior Indebtedness" shall mean: (i) the Principal Amount and premium, if any, and Interest and expenses on any indebtedness of the Maker to Holder under this Note, and (ii) all amendments, modifications, renewals, extensions and refinancings of the Senior Indebtedness as defined in clause (i) above. The term "Secured Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, that is secured by all or part of the assets of the Maker. The term "Senior Indebtedness" shall mean any unsecured indebtedness of the Maker outstanding as of the date of his Note, excluding any Junior Indebtedness. The term "Subordinated Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, which is contractually subordinate or junior in right of payment to the Secured Indebtedness and this Note. Maker represents and warrants to Holder that the Subordinated Indebtedness includes all the existing indebtedness of the Maker as of the date first above written.

6. ***Exemption from Restrictions***. It is the intent of the Maker and the Holder in the execution of this Note that the indebtedness hereunder be exempt from the restrictions of the usury laws of any applicable jurisdiction. The Maker and the Holder agree that none of the terms and provisions contained herein shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of any applicable jurisdiction. In such event, if any holder of this Note shall collect monies which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the laws of any applicable jurisdiction, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of such holder, be credited to the payment of this Principal Amount due hereunder or returned to the Maker.

ARTICLE II

COVENANTS

7. ***Conversion into Common Stock***

a. Upon the Maker's listing of its common stock for resale upon any major securities exchange, Holder shall have the right, but not the obligation, to cause the Maker to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion Shares"), based on a conversion price equal to $.80 per share(the "Conversion Price")

b. Holder shall give written notice of its decision to exercise its right to convert the Note or part thereof by delivering an executed and completed notice of conversion setting forth the amount of the Note to be converted, the conversion date and Conversion Price ("Notice of Conversion") to Maker. Holder will not be required to surrender the Note until the Note has been fully converted or satisfied. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions of this Section shall be deemed a "Conversion Date" hereunder.

c. As promptly as practical after the conversion, Maker will instruct or cause the transfer agent to deliver certificates representing the Conversion Shares to Holder via express courier for receipt within three (3) business days after receipt by Maker of the Notice of Conversion (the "Delivery Date"). A new promissory note representing the balance of the Note not so converted and containing the same provisions and terms as set forth in this Note will be provided to Holder, if requested by Holder, provided the original Note is delivered to Maker. The issuance of certificates for Conversion Shares shall be made without charge to Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

d. No fractional shares of Common Stock shall be issued upon conversion. In lieu of Maker issuing any fractional shares to the Holder upon the conversion, Maker shall round such number of shares to be issued to Holder to the next highest number of shares.

8. Covenants of Maker regarding Shares.

a. In the event Maker should at any time or from time to time after the date of issuance hereof while this Note (or any new note) is outstanding (i) fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or the Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), or (ii) issue any Common Stock Equivalents for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance, or issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents at a price per share less than the Conversion Price, or issue other securities or debt that are convertible into or exchangeable for shares of Common Stock Equivalents entitling any person to acquire shares of Common Stock, at a price per share less than the Conversion Price, or any other event which might result in a change in the percentage or number of Conversion Shares Holder is entitled to hereunder, then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased, as the case shall be, so that the number of shares of common stock issuable upon conversion shall be increased in proportion to such increase of outstanding shares, and Maker shall take whatever measures are necessary to insure that the Holder's share ownership in Maker which the Note may be converted into would not be reduced. Any adjustments required hereunder shall be deemed effective retroactive to the applicable record date. Whenever the Conversion Price is adjusted pursuant to this Note, the Maker shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. In case of (i) a capital reorganization, reclassification or recapitalization of the Maker's capital stock (other than in the cases referred to in Section 8(c) hereof), (ii) the Maker's consolidation or merger with or into another corporation in which the Maker is not the surviving entity, or a reverse triangular merger in which the Maker is the surviving entity but the shares of the Maker's capital stock outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of the Maker's property as an entirety or substantially as an entirety, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of this Note or any portion thereof (in lieu of or in addition to the number of shares of Common Stock therefore deliverable, as appropriate), and without payment of any additional consideration, the number of shares of stock or other securities or property would otherwise have been deliverable to Holder had the Holder converted this Note or any portion thereof immediately prior to such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 8(b) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. If the per-share consideration payable to the Holder for shares of Common Stock in connection with any transaction described in this Section 8(b) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Maker's Board of Directors.

c. If the Maker changes any of the securities as to which purchase rights under this Note exist into the same or a different number of securities of any other class or classes, this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Note immediately prior to such reclassification or other change and the Conversion Price therefor shall be appropriately adjusted.

d. Maker shall at times reserve and keep available out of its authorized but unissued shares of common stock solely for the purposes of effecting the conversion of this

Note such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of this Note.

e. Maker is aware and acknowledges that conversion of the Note could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of common stock. Maker warrants that no rights have been granted to any holder of common stock that would prevent dilution or enlargement of the rights held by Holder hereunder.

9. ***Piggyback Registration.*** If the Conversion Shares and the Consideration Shares (defined below) (collectively, the "Shares") have not been otherwise registered and at any time the Maker proposes to file a registration statement, whether or not for sale for the Maker's own account, on a form and in a manner that would also permit registration of shares (other than in connection with a registration statement on Forms S-4 or S-8 or any similar or successor form) the Maker shall give to Holder, written notice of such proposed filing promptly, but in any case at least twenty (20) days before the anticipated filing. The notice referred to in the preceding sentence shall offer the holder(s) holding the Shares the opportunity to register such amount of the Shares as he may request (a "Piggyback Registration"). Subject to this Section, the Maker will include in each such Piggyback Registration (and any related qualification under state blue sky laws and other compliance filings, and in any underwriting involved therein) that portion of the Shares with respect to which the Maker has received written requests for inclusion therein within twenty (20) days after the written notice from the Maker is given. The holders holding any portion of the Shares will be permitted to withdraw all or part of the Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. Notwithstanding the foregoing, the Maker will not be obligated to effect any registration of shares under this Paragraph 9 as a result of the registration of any of its securities solely in connection with mergers effected pursuant to a Form S-4 Filing.

10. Covenants Regarding Registration

a. The Maker shall use its best efforts to have any registration statement declared effective at the earliest possible time, and shall furnish such number of prospectuses as shall be reasonably required.

b. The Maker shall bear all costs, fees and expenses in connection with a Piggyback Registration.

c. The Maker will take all necessary action which may be required in qualifying or registering the Shares included in any Piggyback Registration for offering and sale under the securities or blue sky laws of such states as are requested by the holders of such Shares, provided that the Maker shall not be obligated to execute or file any general consent to service or process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

11. ***Indemnification.*** Maker shall, at Maker's expense, protect, defend, indemnify, save and hold Holder harmless against any and all claims, demands, losses, expenses, damages, causes of action (whether legal or equitable in nature) asserted by any person or entity arising out of, caused by or relating to this Note, including without limitation the construction of the Note and the use or application of the proceeds of this Note, and Maker shall pay Holder upon demand all claims, judgments, damages, losses and expenses (including court costs and reasonable attorneys' fees and expenses) incurred by Holder as a result of any legal or other action arising out of this Note as aforesaid.

ARTICLE III

DEFAULT

12. ***Notice of Default; Waivers.*** So long as any amount under this Note shall remain unpaid, the Holder will endeavor to, unless the Maker otherwise consents in writing, promptly give written notice to the Maker in reasonable detail of the occurrence of any Event of Default, but the failure to do so shall not result in any limitation on the liability of the Maker under this Note or result in any liability of Holder. Notwithstanding the foregoing, Maker hereby irrevocably waives demand, presentment, notice of dishonor or nonpayment, protest and notice of protest, and diligence in collecting, and consent to substitution, release, or extensions, of time for payment, renewals of this Note and acceptance of partial payments, whether before, at, or after maturity, all or any of which may be made without notice and without affecting Maker's liability to Holder under this Note.

13. ***Events of Default.*** Any of the following events shall constitute an "Event of Default" hereunder:

a. Any failure to pay the Principal Amount of, Interest on or other charges in respect of this Note when due and payable hereunder.

b. The Maker or any subsidiary of the Maker shall commence, or there shall be commenced against the Maker or any subsidiary of the Maker under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker or any subsidiary of the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker or any subsidiary of the Maker or there is commenced against the Maker or any subsidiary of the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker or any subsidiary of the Maker suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker makes a general assignment for the benefit of creditors; or the Maker or any subsidiary of the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker or any subsidiary of the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker or any subsidiary of the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker or any subsidiary of the Maker for the purpose of effecting any of the foregoing;

c. The Maker or any subsidiary of the Maker shall be a party to any Change of Control Transaction, meaning the occurrence of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of Maker (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (ii) the merger, consolidation or sale of fifty percent (50%) or more of the assets of Maker or any subsidiary of Maker in one or a series of related transactions with or into another entity, or (iii) the execution by Maker or any subsidiary of Maker of an agreement to which it is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii); or

d. The Maker or its subsidiaries shall fail to observe or perform any other covenant, agreement or warranty herein, or otherwise breaches or defaults upon any provision of this Note or any other agreement with Holder, including, without limitation, the Security Agreement or Guaranty.

14. Acceleration. Upon any Event of Default (in addition to any other rights or remedies provided for under this Note), at the option of the Holder or any holder hereof, all sums evidenced hereby, including all Principal Amount, accrued but unpaid Interest, fees and all other amounts due hereunder, shall become immediately due and payable. If an Event of Default relating to certain events of bankruptcy or insolvency of the Maker occurs and is continuing, the Principal Amount of and Interest, if any, on this Note will become and be immediately due and payable without any declaration or other act on the part of the Holder or any holder hereof. This Note shall bear interest at the rate of twenty-five (25%) percent per annum upon the occurrence of an Event of Default ("Default Interest"). Payments of the Default Interest shall be due every thirty (30) days following the occurrence Event of Default.

15. No Waiver. Failure of the Holder or any holder hereof to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent Event of Default, or in the event of continuance of any existing Event of Default after demand or performance thereof. Nothing herein shall limit the Holder's right to pursue actual damages or declare an Event of Default for Maker's failure to deliver certificates representing Shares within the periods specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages hereunder or under applicable law.

16. ***Pursuit of any Remedy.*** The Holder or holder hereof may pursue any remedy under this Note without notice or presentment. The Holder or any holder hereof has the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Holder or any such holder hereof under this Note.

ARTICLE IV

MISCELLANEOUS

17. ***Amendments.*** No amendment or waiver of any provision of this Note, nor consent to any departure by the Maker herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

18. ***Notices.*** All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied, or delivered, to the Maker or the Holder, as applicable, at their respective addresses specified on the signature page hereof, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied with receipt confirmed, respectively.

19. ***No Waiver; Remedies.*** No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. All rights, powers and remedies of the Holder in connection with this Note are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

20. ***Severability; Headings.*** If any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provisions of this Note and the remaining provisions of this Note shall remain in full force and effect. Article and paragraph headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or be given any substantive effect.

21. ***Binding Effect; Transfer.*** This Note shall be binding upon and inure to the benefit of the Holder and their respective successors and assigns. The Holder may assign or otherwise transfer, or grant participations in, this Note or all or any portion of its rights hereunder or its interest herein to any person or entity, without the prior written consent of the Maker. The Maker may not assign or otherwise transfer its rights or obligations hereunder or any interest herein without the prior written consent of the Holder. Any attempted assignment by the Maker in contravention of this paragraph shall be null and void and of no force or effect.

22. ***Enforcement.*** It is agreed that time is of the essence of this Note and in the event of default of the terms of this Note, the Maker agrees to pay all costs of collection or enforcement, including reasonable attorneys' fees, incurred by Holder.

23. ***Governing Law, Venue, Waiver of Jury Trial.*** This Note shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of Georgia without regard to conflicts of laws principles. The venue of any legal proceeding taken in connection with this Note will be Chicago, Illinois. THE MAKER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S ACCEPTANCE OF THIS NOTE.

24. ***Independence of Covenants.*** All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or event which with notice or lapse of time or both would become an Event of Default if such action is taken or condition exists.

25. ***Replacement Note.*** If this Note is mutilated, lost, stolen or destroyed, the Maker shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed upon receipt of an affidavit of Holder evidencing such loss, theft or destruction, and of the ownership hereof.

26. ***Interpretation.*** The Holder and the Maker hereby waive the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted more strongly against the party responsible for the drafting thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Note has been issued as of date first written above.

MAKER:

Soft Landing Labs, Ltd.

____

By: Dr. Abdel Fahmy
Its: President

Mailing Address of Holder:

____
____
____

Mailing Address of Maker:

Soft Landing Labs, Ltd.
c/o Adam S. Tracy
Securities Legal Group, Ltd.
800 W. Fifth Ave.,
Suite 201A
Naperville, IL 60563

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (hereinafter called "Agreement") made and entered into this 19th day of March, 2012, by and between **ALEXIAN BROTHERS BEHAVIORAL HEALTH HOSPITAL,** Illinois not for profit corporation (hereinafter called "CUSTOMER") and **SOFT LANDING LABS,** LTD. a for-profit corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services ("Testing Services") and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER is a psychiatric hospital located in Hoffman Estates, Illinois that provides treatment for major psychiatric disorders as well as substance abuse services for alcoholism, prescription drug abuse, and other drug addictions; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide Testing Services to the CUSTOMER.

NOW THERFORE, for and in consideration of the mutual covenants and agreements of the Parties contained herein and the mutual benefits to be gained by the performance thereof and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CUSTOMER and LABORATORY agree as follows:

1. TERM

The initial term of the Agreement shall commence on March 23, 2012, and shall continue in effect for a term of one (1) year unless otherwise earlier terminated pursuant to this Agreement.

2. TERMINATION

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provide to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach, (vi) if Laboratory becomes uninsurable under a liability policy, (vii) if LABORATORY is excluded from any Federal Healthcare Program (as set forth in Section 6), (viii) the revocation, suspension, expiration or termination of any licenses, permits, registrations and/or certifications required of LABORATORY, (ix) if LABORATORY engages in what CUSTOMER deems dishonest or unethical behavior that results in damage or to discredit upon the CUSTOMER, or (x) if LABORATORY breaches patient information confidentiality.

2.3 LABORATORY has the right to terminate this Agreement, without payment of termination fee or penalty, in the event of CUSTOMER's (i) negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

2.4 Either party shall have the right to terminate or unilaterally amend this Agreement, without liability, in order to comply with any legal order issued by a federal or state department, agency or commission, or any provision of law which invalidates or is inconsistent with the terms of this Agreement, which would cause one of the parties to be in violation of law, or which would jeopardize the tax-exempt status of CUSTOMER or any affiliate of CUSTOMER (the "Legislative Option"). Either party may exercise its rights under this provision by providing notice to the other party promptly upon identifying a potential issue that may trigger a Legislative Option. Such notice shall: (i) be in writing, (ii) state that the party believes an issue exists which may give rise to the occurrence of a Legislative Option, and (iii) specifically identify such issue. Upon receipt of the notice, CUSTOMER and LABORATORY shall meet to discuss possible ways to cure the problem, which may give rise to the Legislative Option. Promptly after delivering the notice, the party providing notice of such potential Legislative Option shall seek a legal written opinion of an independent health care attorney from a nationally recognized health law practice. If the parties cannot agree on a cure within thirty (30) days of receipt of the opinion of counsel required by this section, either party shall have the right to terminate this Agreement, without liability, following the expiration of sixty (60) days written notice to the other party.

3. <u>TESTING SERVICES</u>

3.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

3.2 LABORATORY cutoffs will satisfy or exceed those required by the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS).

3.3 LABORATORY will maintain credentialing, certifications and licenses as required by law, including those that would satisfy the requirements of DASA.

Additionally, LABORATORY represents and warrants to CUSTOMER that it and each of its employees, agents, and contractors that will provide Testing Services under this Agreement holds and shall maintain in good standing throughout the term of this Agreement, all licenses, permits, registrations, certifications and authorizations in all applicable jurisdictions where such licenses, permits, registrations, certifications and authorizations are necessary to provide such services.

3.4 LABORATORY agrees to (i) use diligent efforts and professional skills; (ii) perform all services in accordance with recognized standards of the profession; and (iii) comply with all applicable federal, state and local legal requirements.

4. ADDITIONAL SERVICES

4.1. Specimen Pick Up and Report Delivery - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will be picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day.

4.2. Supplies - LABORATORY will provide, usual and customary supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

4.3. Consultation - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

4.4. STAT Testing - Turnaround time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charge may apply for STAT testing.

5. FEES

5.1. LABORATORY shall bill clients and their insurances for services provided to the CUSTOMER provided that an eligible ordering provider authorizes such orders.

5.2. Ordering provider is required to follow the medical necessity rules and abide by the insurance policies.

5.3. If Standing orders are used, each test result should be reviewed and signed by the ordering provider ensuring that the need for further testing meets the medical necessity rules.

6. FEDERAL HEALTH CARE PARTICIPATION

LABORATORY represents and warrants that it has not been nor is it about to be excluded from participation in any Federal Healthcare Program. LABORATORY agrees to notify CUSTOMER within one (1) business day of LABORATORY'S receipt of a notice of intent to exclude or actual notice of exclusion from any such program. The listing of LABORATORY or any LABORATORY -owned subsidiary on the Office of Inspector General's exclusion list (OIG website) or the General Services Administration 's Lists of Parties Excluded from Federal Procurement and Nonprocurement Programs (GSA website) for excluded individuals and entities shall constitute "exclusion" for purposes of this paragraph. In the event that LABORATORY is excluded from any Federal Healthcare Program, this Agreement shall immediately terminate. For the purposes of this paragraph, the term "Federal Healthcare Program" means the Medicare program, the Medicaid program, the Maternal and Child Health Services Block Grant program, the Block Grants for State for Social Services program, any state Children's Health Insurance program, or any similar program.

7. COMPLIANCE

CUSTOMER has in place a Corporate Responsibility Program ("Program"), which has as its goal to ensure that CUSTOMER complies with federal, state and local laws and regulations. The Program focuses on risk management, the promotion of good corporate citizenship, including the commitment to uphold a high standard of ethical and legal business practices, and the prevention of misconduct. LABORATORY acknowledges CUSTOMER'S commitment to Corporate Responsibility and agrees to conduct all business transactions, which occur pursuant to this Agreement in accordance with the Program, CUSTOMER' S Code of Conduct and Medicare billing requirements.

8. INDEMNIFICATION

8.1 LABORATORY shall indemnify, defend, protect and hold harmless CUSTOMER and its respective affiliates, officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective affiliates, officers, directors, agents, employees and representatives which arises out of a breach of this Agreement by LABORATORY or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of LABORATORY and/or its employees, agents, contractors or legal representatives, or the failure by LABORATORY and/or its employees, agents, contractors or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

8.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of a breach of this Agreement by CUSTOMER or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement.

9. INSURANCE

LABORATORY warrants that it maintains policies of insurance, or a bona fide program of self insurance, in form and with limits satisfactory to CUSTOMER and sufficient to support the indemnification obligations assumed in Section , including:

- comprehensive general liability insurance,
- workers compensation insurance meeting applicable statutory requirements,
- automobile liability insurance, if an automobile or other motor vehicle will be used pursuant to this Agreement,
- professional liability insurance, if professional services will be provided under this Agreement, and
- fire and extended perils insurance covering LABORATORY'S own property and possessions used pursuant to this Agreement, if applicable.

LABORATORY agrees to provide CUSTOMER with certificates of insurance evidencing such coverage prior to the effective date of this Agreement and upon each renewal of said coverage. LABORATORY'S certificates of insurance will provide for 30 days notice to CUSTOMER of cancellation or non-renewal. As respects any insurance provided on a claims-made basis, following termination of this Agreement, LABORATORY will maintain said insurance for a minimum of three years thereafter or will obtain an extended reporting period (tail).

10. MODIFICATION

This Agreement may not be modified except, in writing, and signed by an authorized representatives of both parties.

11. NON-ASSIGNABILITY

This Agreement shall not be assigned, delegated, or transferred by either party without the written consent of the other party. LA BORATORY may refer work to an affiliated testing f acility and m ay a lso subcontract other work to the extent it is unable to perform work at its own facilities, provided that such referred and/or subcontracted work is approved in advance by CUSTOMER in writing.

12. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:
SOFT LANDING LABS
1S224 Summit Ave.
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:
Alexian Brothers Behavioral Health Hospital
1650 Moon Lake Boulevard
Hoffman Estates, IL 60169
Attn: President and CEO

13. STATUS AS AN INDEPENDENT CONTRACTOR

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

14. ETHICAL AND RELIGIOUS DIRECTIVES

In performing Testing Services pursuant to this Agreement, LABORATORY shall at all times abide by the *Ethical and Religious Directives for Catholic Health Care Services*, as approved by the United States Conference of Catholic Bishops and amended from time to time, and as interpreted by the applicable Diocesan Bishop.

15. CONFIDENTIAL INFORMATION AND TRADENAMES

15.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of an y a ccrediting agency, be disclosed b y the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this

Agreement.

15.2 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations.

16 APPLICABLE LAW

This Agreement has been executed and delivered in, and shall be interpreted, construed and enforced pursuant to and in accordance with the laws of the State of Illinois.

17. FORCE MAJEURE

Neither LABORATORY nor CUSTOMER shall be liable to the other for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY or CUSTOMER.

18. BENEFIT

This Agreement is intended to inure only to the benefit of the LABORATORY and C USTOMER. This A greement i s not i ntended to c reate, n or s hall be d eemed or construed to create, any rights in any third parties, including covered members.

19. HEADINGS

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

20. ENFORCEABILITY/SEVERANCE CLAUSE

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

21. UNDERSTANDING

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. T he p arties s hall not b e b ound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS	Alexian Brothers Behavioral Health Hospital
("LABORATORY")	("CUSTOMER")
Signature: Abdel fahmy 3.23.12	[signature] 3.21.12
By:	By:
Its: CEO	Its: CEO

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (Agreement) made this 23rd day of August 2011, by and between **GATEWAY FOUNDATION, INC.,** an Illinois not for profit corporation (hereinafter called "CUSTOMER") and **SOFT LANDING LABS**, an Illinois corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER operates substance abuse treatment facilities in the State of Illinois; and,

WHEREAS, reimbursement for drug testing services is not included in the fee the CUSTOMER receives from insurance companies for residential and outpatient services; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide clinical laboratory services to CUSTOMER'S clients (called "covered members" by the insurance companies).

NOW THERFORE, CUSTOMER and LABORATORY agree as follows:

1. **TERM**

The initial term of the Agreement shall commence 7/23/11, 2011 and terminate 7/22, 2012. The Agreement shall be automatically renewed for twelve (12) months, unless either party provides the other thirty (30) days written notice prior to the expiration of the initial term or any renewal period. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois.

2. **TERMINATION**

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provided to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

EXHIBIT

D

2.3 LABORATORY has the right to terminate this Agreement, without payment of termination fee or penalty, in the event of CUSTOMER's (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

3. <u>OBLIGATIONS UPON TERMINATION</u>.

In the event the Agreement is terminated, for any reason, LABORATORY will (a) discontinue processing claims and existing accounts receivable as of the termination date; (b) deliver to CUSTOMER a final list of accounts receivable and original records within ten (10) business days after receiving full payment of all Fees owed up to the termination date; (c) have no further obligation to clients of CUSTOMER with respect to the services or other obligations created by this Agreement as of the termination date; provided, however LABORATORY shall be obligated to perform such duties as would normally extend beyond the termination date, including but not limited to, obligations with respect to confidentiality, indemnification, audits, reporting, and accounting.

Termination shall not relieve, release or discharge either party hereto from any obligation, debt or liability which may have accrued prior to the termination of this Agreement, and which remains to be performed upon the date of the termination, including but not limited to the obligation of LABORATORY to provide the specified services to clients of CUSTOMER

4. <u>TESTING SERVICES</u>

4.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

4.2 The LABORATORY cutoffs will satisfy or exceed those required by the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS) and the appropriate insurance company.

4.3 The LABORATORY will maintain credentialing that would satisfy the requirements of DASA and each appropriate insurance company.

5. <u>ADDITIONAL SERVICES</u>

5.1. **<u>Specimen Pick Up and Report Delivery</u>** - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will bc picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day. Results will, in most cases, be delivered or transmitted back to the CUSTOMER and/or the appropriate insurance company within seventy two (72) hours of the time the specimen is received by the LABORATORY.

5.2. **Supplies** - LABORATORY will provide, at no additional charge, routine supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

5.3. **Consultation** - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

5.4. **Venipuncture** - Blood drawing services is not provided with this contract. House calls to clients are not included in this Agreement.

5.5. **STAT Testing** - Turn around time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charges may apply for STAT testing.

6. **FEES**

6.1. LABORATORY shall bill the appropriate insurance company for services provided to the CUSTOMER provided that clients of CUSTOMER are enrolled in such insurance plans and provided that the insurance company authorizes such orders.

6.2. LABORATORY shall be required to follow the medical necessity rules and abide by the insurance company's policies.

6.3. If Standing orders are used, each test result should be reviewed and signed by the CUSTOMER and/or the appropriate insurance company ensuring that the need for further testing meets the medical necessity rules.

6.4 NOTWITHSTANDING ANY PROVISIONS HEREIN TO THE CONTRARY, CUSTOMER SHALL HAVE NO OBLIGATION TO PAY OR ENSURE THE PAYMENT OF ANY FEES OR OTHER PAYMENTS WHICH ARE DUE AND OWING OR WHICH MAY BECOME DUE AND OWING FOR ANY SERVICES PROVIDED BY LABORATORY UNDER THIS AGREEMENT OR WHICH MAY BE DUE AND OWING OR WHICH MAY BECOME DUE AND OWING FROM ANY INSURANCE COMPANY, CLIENT OF CUSTOMER OR COVERED MEMBER UNDER THIS AGREEMENT OR ANY SEPARATE AGREEMENT WITH LABORATORY.

7. **NON-ASSIGNABILITY**

This Agreement shall not be assigned, delegated, or transferred by either party without the prior written consent of the other party.

8. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:

SOFT LANDING LABS
1S224 Summit Ave. Suit 310
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:

Gateway Foundation
400 Mercy Lane
Aurora, IL 60506
Attn: Tracy Griffin Collector

9. STATUS AS AN INDEPENDENT CONTRACTOR

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

10. FORCE MAJEURE

LABORATORY shall not be liable for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY.

11. BENEFIT

This Agreement is intended to inure only to the benefit of the LABORATORY, CUSTOMER and the appropriate insurance company. This Agreement is not intended to create, nor shall be deemed or construed to create, any rights in any third parties, including covered members.

12. **INDEMNIFICATION**

12.1 LABORATORY shall indemnify, defend, protect and hold harmless CUSTOMER and its respective officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of LABORATORY or its employees, agents or legal representatives, or the failure by LABORATORY or its employees, agents or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

12.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement, including any liability resulting from claims submitted by LABORATORY.

13. **HEADINGS**

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

14. **ENFORCEABILITY/SEVERANCE CLAUSE**

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

15. **UNDERSTANDING**

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. The parties shall not be bound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

16. MODIFICATION

This Agreement may not be modified except, in writing, signed by authorized representatives of both parties.

17. CONFIDENTIAL INFORMATION AND TRADENAMES

17.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of any accrediting agency, be disclosed by the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this Agreement.

17.2 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations. Specifically, LABORATORY covenants and represents it

17.9.1 will use appropriate safeguards to prevent use or disclosure of Protected Health Information ("PHI") in any medium other than as provided for in this Agreement;

17.9.2 will mitigate, to the extent practicable, any harmful effect that is known to LABORATORY of a use or disclosure of PHI by LABORATORY in violation of the requirements of HIPAA;

17.9.3 will report to CUSTOMER, in writing, in the form from time to time provided by CUSTOMER, any access, use or disclosure of the PHI in any medium of which it becomes aware within 10 days of the LABORATORY'S discovery of such unauthorized access, use and/or disclosure; LABORATORY acknowledges that any breach of its responsibility to protect PHI may subject LABORATORY to reporting such breach in the manner provided in HITECH to all individuals whose PHI has been breached, as reasonably determined by CUSTOMER, in addition to recourse under this Agreement;

17.9.4 will ensure that its agents to whom it provides PHI in any medium received from, or created or received by LABORATORY on behalf of

CUSTOMER, agrees, in writing, to the same restrictions and conditions that apply to LABORATORY with respect to such information;

17.9.5 will incorporate any amendments to PHI in any medium as directed or agreed to by CUSTOMER in accordance with the amendment of PHI provisions of the Privacy Rules;

17.9.6 will make an accounting of disclosures of PHI in the format provided by CUSTOMER to LABORATORY in accordance with the Privacy Rules;

17.9.7 has established or will establish internal policies and procedures relating to the use and disclosure of PHI in any medium received from, or created or received by LABORATORY on behalf of CUSTOMER for the purposes of determining CUSTOMER'S compliance with the Privacy and Security Rules.

17.9.8 will destroy all PHI in any medium in its possession upon expiration or termination of this Agreement; and if not feasible to destroy, will continue to maintain all PHI in the manner required by this Agreement.

17.9.9 will provide CUSTOMER with satisfactory assurances that PHI in any medium is safeguarded prior to creating, receiving, maintaining, or transmitting PHI on CUSTOMER'S behalf.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS ("LABORATORY")	Gateway Foundation ("CUSTOMER")
Signature: [signature]	[signature] — VP Community Svcs
By: Abdel FAHMY, MD	By: Tracy Huffman Collander
Its: Chief Executive Officer	Its: Executive Director – Aurora

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (Agreement) made this July 19th 2011, by and between **Resurrection Behavioral Health** (hereinafter called "CUSTOMER") and **SOFT LANDING LABS**, a for-profit corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER is Drug Rehab Facility in the State of Illinois; and,

WHEREAS, reimbursement for drug testing services is not included in the fee the CUSTOMER receives from insurances for residential and outpatient services; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide clinical laboratory services to the CUSTOMER; and,

NOW THERFORE, CUSTOMER and LABORATORY agree as follows:

1. **TERM**

The initial term of the Agreement shall commence July 19th, 2011 and terminate July 18th, 2012. The Agreement shall be automatically renewed each July 19th for a twelve (12). In the event that the CUSTOMER does not wish to renew Agreement, CUSTOMER shall provide thirty (30) days written notice to LABORATORY of said non- renewal and the subsequent non-renewal of this Agreement. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois.

2. **TERMINATION**

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provide to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

2.3 LABORATORY has the right to terminate this Agreement, without

EXHIBIT

E

payment of termination fee or penalty, in the event of CUSTOMER's (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

3. **OBLIGATIONS UPON TERMINATION**.

In the event the Agreement is terminated, for any reason, LABORATORY will (a) discontinue processing claims and existing accounts receivable as of the termination date; (b) deliver to CUSTOMER a final list of accounts receivable and original records within ten (10) business days after receiving full payment of all Fees owed up to the termination date; (c) have no further obligation to CUSTOMER with respect to the services or other obligations created by this Agreement as of the termination date; provided, however LABORATORY shall be obligated to perform such duties as would normally extend beyond the termination date, including but not limited to, obligations with respect to confidentiality, indemnification, audits, reporting, and accounting.

Termination shall not relieve, release or discharge either party hereto from any obligation, debt or liability which may have accrued prior to the termination of this Agreement, and which remains to be performed upon the date of the termination, including but not limited to the obligation of LABORATORY to provide the specified services to CUSTOMER and the obligation of CUSTOMER to provide compensation to LABORATORY for Services relating to accounts receivable of CUSTOMER. In particular, in the event the Agreement is terminated for any reason, CUSTOMER will pay LABORATORY at the termination date or as soon thereafter as reasonably possible all outstanding Fees for services performed by LABORATORY of the outstanding accounts receivable through and including the termination date that have not already been retained by LABORATORY in accordance with this Agreement.

4. **TESTING SERVICES**

4.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

4.2 The LABORATORY cutoffs will satisfy or exceed those required by the Exhibit T and the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS).

4.3 The LABORATORY will maintain credentialing that would satisfy the requirements of DASA.

5. **ADDITIONAL SERVICES**

5.1. **Specimen Pick Up and Report Delivery** - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will be picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day. Results will, in most cases, be delivered or transmitted back to the CUSTOMER within seventy two (72) hours of the time the specimen is received by the LABORATORY.

5.2. **Supplies** - LABORATORY will provide, at no additional charge, routine supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

5.3. **Consultation** - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

5.4. **Venipuncture** - Blood drawing services is not provided with this contract. House calls to clients are not included in this Agreement.

5.5. **STAT Testing** - Turn around time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charges may apply for STAT testing.

6. FEES

6.1. LABORATORY shall bill private insurances for services provided to the CUSTOMER provided that clients of CUSTOMER are enrolled in such insurance plans and provided that an eligible ordering provider authorizes such orders.

6.2. Ordering provider is required to follow the medical necessity rules and abide by the insurance policies.

6.3. If Standing orders are used, each test result should be reviewed and signed by the ordering provider ensuring that the need for further testing meets the medical necessity rules.

7. NON-ASSIGNABILITY

This Agreement shall not be assigned, delegated, or transferred by either party without the written consent of the other party. Notwithstanding the foregoing, LABORATORY may refer work to an affiliated testing facility without prior written consent and may also subcontract other work to the extent it is unable to perform work at it's own facilities.

8. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:
SOFT LANDING LABS
1S224 Summit Ave. Suit 310
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:

Resurrection Behavioral Health

1414 Main Street

Melrose Park, IL 60160

Attn: Don Pinkston

9. **STATUS AS AN INDEPENDENT CONTRACTOR**

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

10. **FORCE MAJEURE**

LABORATORY shall not be liable for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY.

11. **BENEFIT**

This Agreement is intended to inure only to the benefit of the LABORATORY and CUSTOMER. This Agreement is not intended to create, nor shall be deemed or construed to create, any rights in any third parties, including covered members.

12. **INDEMNIFICATION**

12.1 LABORATORY shall indemnify, defend, protect and hold harmless

CUSTOMER and its respective officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the gross negligence, willful misconduct, or intentional acts or omissions of LABORATORY or its employees, agents or legal representatives, or the failure by LABORATORY or its employees, agents or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

12.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the gross negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement, including any liability resulting from claims submitted by LABORATORY.

13. HEADINGS

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

14. ENFORCEABILITY/SEVERANCE CLAUSE

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

15. UNDERSTANDING

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. The parties shall not be bound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

16. MODIFICATION

This Agreement may not be modified except, in writing, signed by authorized representatives of both parties.

17. CONFIDENTIAL INFORMATION AND TRADENAMES

17.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of any accrediting agency, be disclosed by the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this Agreement.

17.3 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS ("LABORATORY")	Resurrection Behavioral Health ("CUSTOMER")
Signature: [signature]	[signature] LCSW, CADC
By: Abdel FAHMY, MD	By: Dana W Pakesto LCSW, CADC
Its: CEO	Its: Manager

Received SEC
AUG 17 2012
Washington, DC 20549

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 1-A/A

REGULATION A OFFERING STATEMENT
UNDER THE SECURITIES ACT OF 1933

SOFT LANDING LABS, LTD.

(Exact name of issuer specified in its charter)
State of Illinois

(State or other jurisdiction of incorporation or organization)

1S224 Summit Avenue, No. 310, Oak Brook Terrace, Illinois 60181
(630) 690-7370

(Address including zip code, and telephone number, including area code of issuer's principle executive office)

Tracy Firm, Ltd., 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563
(888) 611.7716

(Name, address, including zip code, and telephone number, including area code, of agent for service)

8071

(Primary Standard Industrial Classification Code Number)

27-0477825

(I.R.S. Employer Identification Number)

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

THIS OFFERING STATEMENT SHALL ONLY BE QUALIFIED UPON ORDER OF THE COMMISSION, UNLESS A SUBSEQUENT AMENDMENT IS FILED INDICATING THE

INTENTION TO BECOME QUALIFIED BY OPERATION OF THE TERMS OF REGULATION A

It is the intention of the issuer that this offering statement shall become qualified by operation of the terms of Regulation A.

Part I -- Notification

The information requested shall be provided in the order which follows specifying each item number; the text of each item as presented in this form may be omitted. All items shall be addressed and negative responses should be included.

ITEM 1. Significant Parties

List the full names and business and residential addresses, as applicable, for the following persons:

a. the issuer's director(s);

Response:

1. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

b. the issuer's officers;

Response:

1. President: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101
2. Secretary: Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101

c. the issuer's general partner;

Response:

N/A.

d. record owners of 5% or more of any class of the issuer's securities;

Response:

1. Dr. Abdel Fahmy, 467 N. Elmwood Dr., Addison, IL 60101, by way of his ownership of eighty (80%) percent of the total outstanding shares of the Issuer

e. beneficial owners of 5% or more of any class of the issuer's certificates;

Response:

N/A

f. promoters of the issuer;

Response:

N/A

g. affiliates of the issuer;

Response:

N/A

h. counsel to the issuer with respect to the proposed offering;

Response:

1. Adam S. Tracy, Esq. The Tracy Firm, Ltd. 800 W. Fifth Ave. Suite 201A Naperville, IL 60540 Tel. (888)611.7716 Fax (630) 689.9471

j. any underwriter's directors;

Response:

There is no underwriter. Issuer is selling securities.

k. the underwriter's officers;

Response:

N/A.

l. the underwriter's general partner;

Response:

N/A.

m. the underwriter's general partner;

Response:

N/A.

p. the underwriter's counsel;

Response:

N/A.

ITEM 2. Application of Rule 262

a. State whether any of the persons identified in response to item 1 are subject to any of the disqualification provisions set forth in Rule 262.
Response:

They are not.

b. If any such person is subject to these provisions, provide a full description including pertinent names, dates and other details, as well as whether or not an application has been made pursuant to rule 262 for a waiver of such disqualification and whether or not such application has been granted or denied.

Response:

N/A.

ITEM 3. Affiliate Sales

If any part of the proposed offering involves the resale of securities by affiliates of the issuer, confirm that the following description does not apply to the issuer.

> The issuer has not had a net income from operations of the character in which the issuer intends to engage for at least one of its two last fiscal years.

Response:

N/A.

ITEM 4. Jurisdictions in Which Securities are to be Offered.

a. List the jurisdictions in which the securities are to be offered by underwriters, dealers or salespersons.

Response:

N/A. Issuer will sell the Securities.

b. List the jurisdictions in which the securities are to be offered other than by underwriters, dealers or salespersons and state the method by which such securities are to be offered.

Response:

The securities covered by this notification are proposed to be offered by officers and directors of the Company in the following states and other jurisdictions: California, Florida, Georgia, Illinois, New York and Nevada. With regards to each of the aforementioned states, the following shall apply:

1. California: The issuer shall apply for Registration by Coordination pursuant to section 25111 of the Corporate Securities Law of 1968, which, in relevant part, provides that such state registration is to become effective no later than 5 days after an offering statement made pursuant to Regulation A is declared effective by the Securities and Exchange Commission;
2. Florida: The issuer shall apply for Notification Registration pursuant to Section 517.082 of the Florida Securities and Investor Protection Act, which, in relevant part, provides that such state registration is to become effective on even date as this Offering Statement is declared effective by the Securities and Exchange Commission;
3. Georgia: The issuer shall apply for Registration by Coordination pursuant to Section 10-5-9(5) of the Georgia Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 20 days after this Offering Statement is qualified by the Securities and Exchange Commission;
4. Nevada: The issuer shall apply for Registration by Qualification pursuant to Section 90.490 of the Nevada Uniform Securities Act, which, in relevant part, provides that such state registration is to become effective no later than 30 days after this Offering Statement is qualified by the Securities and Exchange Commission;
5. New York: The issuer believes that the offering proposed herein is exempt from registration in New York pursuant to Section 359f(2)(d) of the New York General Business Law. Such statute limits the Company to forty (40) offerees of its securities;
6. Illinois: The issuer shall apply for Registration by Qualification pursuant to Section 5/5of the Illinois Securities Law of 1953, which, in relevant part, provides that such state registration is to become effective no later than 10 days after this Offering Statement is qualified by the Securities and Exchange Commission;

ITEM 5. Unregistered Securities Issued or Sold within one year.

a. As to any unregistered securities issued by the issuer or any of its predecessors or affiliated issuers within one year of the filing of this Form 1-A state:

Response:

N/A

(1) Name of Such Issuer:

(2) The title and amount of Securities Issued:

(3) The aggregate offering price or other consideration for which they were issued and basis for computing the amount thereof:

(4) The names and identities of the persons to whom the securities were issued:

b. As to any unregistered securities of the issuer or any of its predecessors or affiliated issuers which were sold within one year prior to the filing of this Form 1-A by or for the account of any person who at the time was a director, officer, promoter or principal security holder of the issuer of such securities or was an underwriter of any securities of such issuer, furnish the information specified in subsections (1) through (4) of paragraph (a).

Response:

N/A

c. Indicate the section of the Securities Act or Commission rule or regulation relied upon for exemption from the registration requirements of such Act and state briefly the facts relied upon for such exemption.

Response:

N/A

ITEM 6. Other Present or Proposed Offerings

State whether or not the issuer or any of its affiliates is currently offering or contemplating the offering of any securities in addition to those covered by this Form 1-A. If so, describe fully the present or proposed offering.

Response:

The Issuer is contemplating selling shares of its Convertible Preferred Stock in the aggregate amount of $1,000,000. Each share of the Issuer's Preferred Stock is being offered at $5,000.00 per share. The Preferred Stock is convertible into the common stock of the Issuer at $.80 per share. The Preferred Stock is being offered pursuant to an exemption from registration found in Regulation D of the Securities Act of 1933. As of the date of this Offering Circular, the Issuer has not sold any shares of the Preferred Stock is cannot guaranty that any such shares will be sold. A true and accurate copy of the Issuer's Private Placement Memorandum is included as an Exhibit to this Memorandum

ITEM 7. Marketing Arrangements

(a) Briefly describe any arrangement known to the issuer or to any person named in response to Item 1 above, or to any selling security holder in the offering covered by this Form 1-A for any of the following purposes:

Response:

N/A

(1) To limit or restrict the sale of other securities of the same class as those to be offered for the period of distribution:

(2) To stabilize the market for any of the securities to be offered.

(3) For withholding Commissions, or otherwise to hold each underwriter or dealer responsible for the distribution or its participation.

(4) Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

b. Identify any underwriter that intends to confirm sales to any accounts over which it exercises discretionary authority and include an estimate of the amount of securities so intended to be confirmed.

ITEM 8. Relationship with Issuer of Experts Named in Offering Statement

If any expert named in the offering statement as having prepared or certified any part thereof was employed for such purpose on a contingent basis or, at the time of such preparation or certification or at any time thereafter, had a material interest in the issuer or any of its parents or subsidiaries or was connected with the issuer or any of its subsidiaries as a promoter, underwriter, voting trustee, director, officer or employee furnish a brief statement of the nature of such contingent basis, interest or connection.

Response:

N/A

ITEM 9. Use of a Solicitation of Interest Document

Indicate whether or not a publication authorized by Rule 254 was used prior to the filing of this notification. If so, indicate the date(s) of publication and of the last communication with prospective purchasers.

Response:

N/A. No such written documents or broadcast scripts were used prior to the filing of this notification.

COVER PAGE

SOFT LANDING LABS, LTD..

(Exact name of Company as set forth in Charter)

Type of Securities Offered:	Common Stock
Maximum number of securities offered:	5,000,000
Minimum number of securities offered:	No Minimum
Price per security:	$1.00
Total Proceeds if maximum sold:	$5,000,000
Total Proceeds if minimum sold:	$0.00
(See Questions 9 and 10)	

Is a commissioned selling agent selling the securities in this offering? [ ] Yes [x] No

If yes, what percent is commission of price to public? ______%

Is there other compensation to selling agent(s)? [ ] Yes [x] No

Is there a finder's fee or similar payment to any person? [ ] Yes [x] No (See Q. 22)

Is there an escrow of proceeds until minimum is obtained? [ ] Yes [x] No (See Q. 26)

Is this offering limited to members of a special group, such as employees of the Company or individuals? [ ] Yes [x] No (See Q. 25)

Is transfer of the securities restricted? [ ] Yes [x] No (See Q. 25)

INVESTMENT IN SMALL BUSINESSES INVOLVES A HIGH DEGREE OF RISK, AND INVESTORS SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS THEY CAN AFFORD TO LOSE THEIR ENTIRE INVESTMENT. SEE QUESTION NO. 2 FOR THE RISK FACTORS THAT MANAGEMENT BELIEVES PRESENT THE MOST SUBSTANTIAL RISKS TO AN INVESTOR IN THIS OFFERING.

IN MAKING AN INVESTMENT DECISION INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE ISSUER AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED. THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE U.S. SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR SELLING LITERATURE. THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM

REGISTRATION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION.
This Company:

[ ] Has never conducted operations.
[ ] Is in the developmental stage.
[x] Is currently conducting operations.
[x] Has shown a profit in the last fiscal year.
[ ] Other (Specify): (Check at least one, as appropriate)

This Offering is being made on a "best efforts basis," and there is no minimum number of Shares which must be sold in this Offering. The Company can give no assurance that all or any of the Shares will be sold. No escrow account has been established, and all subscription funds will be paid directly to the Company. Subscriptions are irrevocable.

The Offering will begin on the effective date of this Offering Circular and continue until the Company has sold all of the Shares offered hereby or such earlier date as the Company may close or terminate the Offering. There is no designated termination date for the Offering, but in no event shall the Offering remain open for more than one year from the date hereof.

This offering is not contingent on a minimum number of shares to be sold and it is on a first come, first served basis. If subscriptions exceed 5,000,000 shares, all excess subscriptions will be promptly returned to subscribers (without interest) and without deduction for commissions or expenses.

[Remainder of page intentionally left blank]

TABLE OF CONTENTS

THIS OFFERING CIRCULAR CONTAINS ALL OF THE REPRESENTATIONS BY THE COMPANY CONCERNING THIS OFFERING, AND NO PERSON SHALL MAKE DIFFERENT OR BROADER STATEMENTS THAN THOSE CONTAINED HEREIN. INVESTORS ARE CAUTIONED NOT TO RELY UPON ANY INFORMATION NOT EXPRESSLY SET FORTH IN THIS OFFERING CIRCULAR.

This Offering Circular, together with Financial Statements and other Attachments, consists of a total of ______ pages.

THE COMPANY

1.	Exact corporate name:	SOFT LANDING LABS, LTD..
	State and date of incorporation:	June 3, 2009
	Street address of principal office:	1S224 Summit Avenue, #310, Oak Brook Terrace, IL 60181
	Company telephone number:	(630) 424-0030
	Fiscal Year:	December 31st

Person(s) to contact at Company with respect to offering: Adam S. Tracy

RISK FACTORS

2. List in the order of importance the factors which the Company considers to be the most substantial risks to an investor in this offering in view of all facts and circumstances or which otherwise make the offering one of high risk or speculative (i.e., those factors which constitute the greatest threat that the investment will be lost in whole or in part, or not provide an adequate return).

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. The Company operates as an early stage tequila importer. We have not generated any revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 1,000,000 shares are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Specifically, as we have not engaged in significant efforts to market our product, upon doing so, our management, in its sole and absolute discretion, may determine that the net proceeds of this offering are best applied to, for instance, employee wages and commissions as opposed to direct marketing efforts. Management shall endeavor to apply the net proceeds of this offering in any such manner that it deems to be most appropriate and necessary for the Company to reach profitability, however, it does not guarantee that the application of funds will result in profitability. Investors will not have the opportunity to evaluate the economic, financial and other relevant information that will be considered by us in determining the application of such net proceeds.

We have no public market for our Shares and there are restrictions on transfer.

There is no public market for the shares offered herein. There is, therefore, no assurance that the Shares can be resold at or near the offering price or at all in the future.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including: In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We will be a non-reporting issuer.

Following the Offering, the Company may be considered a "non-reporting" issuer whose securities are not listed or subject to regulation under the Securities Exchange Act of 1934, depending on how many securities are sold and to how many investors. The vast majority of broker-dealers generally do not engage in the sale or trading of securities of a "non-reporting" issuer. Further limitations upon the development of a trading market are likely by virtue of regulations under Rule 15c2-11 of the 1934 Act which require that before broker-dealers can make a market in the Company's securities and thereafter as they continue making the market, the Company must provide these broker-dealers with current information about the Company. The Company presently has formulated limited specific plans to distribute current information to broker-dealers and will only do so if there appears otherwise to be adequate interest in making a market in the Company's securities. Furthermore, in view of the absence of an underwriter, the relatively small size of the Offering and the duration of the Offering and the nature of the Company as a "non-reporting" issuer, it is possible that a regular trading market will not develop in the near term, if at all, or that if developed it will be sustained. Accordingly, an investment in the Company's Common Stock should be considered highly illiquid.

We have not registered the Shares for resale within any particular state.

The Company has not registered the Shares for resale within any particular state pursuant to an intra-state exemption or otherwise. Moreover, the Company does not intend to seek such registration in the future. Accordingly, the Company can undertake no assurance that state laws are not violated through the further sale of its securities.

The offering price for the Shares may not indicate market value.

We established the offering price of the shares offered herein and it may not be indicative of our fair market value now or in the future. The offering price does not necessarily bear any direct relationship to asset value, net worth, earnings or other established criteria value. Among the factors we considered in setting the price of the shares are the current market price of our common stock, interest by potential investors, the prospects for our business and industry, an assessment of our management, present operations and earnings prospects, our current state of development as a company and the general conditions prevailing in the securities markets at the time of the offering. The re-sale price of the common stock, if any, may be volatile. Factors, such as fluctuations in our operating results, announcements of our technological innovations or new products or our competitors, developments with respect to patents or proprietary rights and general market conditions, may have a significant effect on the value of the common stock.

We will be considered a "penny stock".

The Securities and Exchange Commission has adopted regulations which generally define "penny stock" to be any equity security that has a market price (as defined) of less than $5.00 per share or an exercise price of less than $5.00 per share. The securities may become subject to rules that impose additional sales practice requirements on broker-dealers who sell such securities. For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchaser of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prepared by the Securities and Exchange Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer's presumed control over the market. Finally, among other requirements, monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of purchasers in this offering to sell the Common Stock offered hereby in the secondary market.

We have never paid dividends and have no plans to in the future.

Holders of shares of the shares offered herein are entitled to receive such dividends as may be declared by our board of directors. To date, we have paid no cash dividends on our shares of common stock and we do not expect to pay cash dividends on our common stock in the foreseeable future. We intend to retain future earnings, if any, to provide funds for operations of our business. Investors who anticipate the need for dividends from investments should not purchase shares offered herein.

We have additional securities available for issuance, which, if issued, could adversely affect the rights of the holders of our common stock.

Our Articles of Incorporation authorize the issuance of 100,000,000 Shares of our common stock. The common stock can be issued by our board of directors, without stockholder approval. Any future issuances of our common stock or preferred stock would further dilute the percentage ownership of our Company held by public stockholders. Our preferred stock is a blank check in that our board of directors can set the terms and conditions of the preferred stock without any stockholder approval.

Indemnification of officers and directors.

The Articles of Incorporation and Bylaws of the Company contain broad indemnification and liability limiting provisions regarding our officers, directors and employees, including the limitation of liability for certain violations of fiduciary duties. Shareholders of the Company therefore will have only limited recourse against the individuals.

Our Management Lacks Significant Expertise

Because our entire management team does not have significant experience in starting a liquor importing company, we are an extremely high risk investment which could result in the loss of your investment. Moreover, we currently do not have any customers of our intended business. Therefore, without the requisite experience, our management's business experience may not be enough to effectively start-up and maintain our company. As a result, the implementation of our business plan may be delayed, or eventually, unsuccessful.

Reliance on Management.

The Company will rely solely upon its executives to manage the affairs of the Company and its assets. The executives will devote so much of their time to the management of the Company as in his judgment is reasonably required and may have conflicts of interest in allocating management time, services and functions among the Company assets and its related development, investment and/or management activities.

Securities are Speculative.

The shares offered herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the shares offered herein, potential subscribers should appreciate that they are relying on the good faith and judgment of the executives of the Company, and the officers and employees of the Company, in administering and managing the business of the Company. Although the approval of the stockholder is required for certain matters, stockholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of the President and Directors as provided in the corporate bylaws.

General Economic and Market Conditions.

Segments of the drug testing industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

The Company May Require Additional Funding To Implement Its Business Plan.

The Company anticipates that it will engage in private placements and other capital raising activities to raise working capital for a number of purposes including purchase equipment, salaries, repayment of debt, mergers and acquisitions, administrative infrastructure and to pay the costs associated with this offering. The Company's estimate of the amounts required to fund its expansion and future operations is based upon assumptions that may not prove accurate. If the Company does not have adequate funds to cover working capital requirements, the Company will require debt and/or equity financing sources for additional working capital. There is no assurance that the Company will obtain needed debt or equity funding.

Lack Of Liquidity, Limited Transferability Of Shares.

Prospective investors in this offering should be aware of the long-term nature of, and the lack of liquidity of the securities offered. The shares are not registered under the Securities Act or under any applicable state securities laws. The shares must be acquired for investment purposes only and not with a view to resale or distribution to others. The Company is relying upon each prospective investor's representation of this intent and as to other matters in claiming the availability of registration exemptions under the Securities Act and applicable state securities laws. There is no assurance that a trading market will exist at any time in the future. In addition, the Company is under no obligation to register the shares under the Securities Act or any state securities law. Accordingly, purchasers of the Units will be required to bear the economic risk of their investment for an indefinite period of time.

Risks Associated With Forward Looking Statements.

This Memorandum contains forward-looking statements and information that are based on the beliefs of the Company's management, as well as assumptions made by and information currently available to the Company. All statements other than statements of historical fact included in this Memorandum are forward-looking statements, including but not limited to statements identified by the words "anticipates," "believes," "estimates", "expects", "intends", "projects" and similar expressions. These statements reflect the Company's current views with respect to future events, based on what the Company believes are reasonable assumptions; however, the statements are subject to a number of risks, uncertainties and assumptions, including but not limited to the risk factors described in this Memorandum. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those in the forward-looking statements. The Company does not intend to update these forward-looking statements and information after the date of this Memorandum.

The Company's Future Depends, In Part, On Its Key Personnel, Consultants And Principal Management's Continued Participation.

The Company's ability to successfully develop its products, manage growth and maintain its competitive position will depend, in a large part, on its ability to attract and retain highly qualified management. The Company is dependent upon its President, and other key members of its management and consulting team. Competition for such personnel is significant, and there can be no assurance that the Company will be able to continue to attract and retain such personnel. The Company's consultants may be affiliated or employed by others and some may have consulting or other advisory arrangements with other entities that may conflict or compete with their obligations to the Company. The Company addresses such potential conflicts by requiring that its employees, consultants, collaborators and sponsored researchers execute confidentiality agreements upon commencement of relationships with the Company, by closely monitoring the work of such persons and by requiring material transfer and patent assignment agreements wherever possible and appropriate. Inventions or processes discovered by such persons will not necessarily become the property of the Company and may remain the property of such persons or others.

Purchaser Has No Preemptive Rights.

The Company intends to raise additional capital through the future sale of Company securities. The Company makes no provision for purchaser's preemptive rights. The absence of preemptive rights means that purchasers have no right to maintain their proportionate share of ownership in the Company. The Company may, but has no obligation to offer purchasers of Units under this offering the opportunity to maintain a proportionate ownership interest in this investment. Purchaser has no rights, either expressed or implied of first refusal to purchase additional Units or other classes of securities that may be offered by the Company at any future time.

Lack Of Product Diversification.

Although the Company will pursue a strategy of geographic diversification, it is not presently broadly diversified and this lack of diversification may not insulate the Company from market fluctuations. The Company will be competing in industries which are extremely competitive and there is no assurance that its market strategy and introduction of its Products will be accepted by the market place. Should our strategy fail we do not have other services or products to fall back on.

Many Of The Company's Agreements Have Not Been Finalized And Terms May Differ.

Many of the agreements, negotiations and other business activities referred to in this memorandum are still in discussion stage and have not yet been consummated. Depending upon circumstances both inside and outside of the Company's control, some or all of these agreements may never be consummated, or, if consummated, the terms and conditions may change materially from the representations contained herein.

Competition And Technological Uncertainty Exists In The Market.

The Company operates in a rapidly evolving field. Competition from other domestic and foreign companies, media, and other institutions in the areas of product development, product and technology acquisition, and marketing is intense. Competitors may succeed in obtaining innovations more rapidly or less expensively than the Company. Competitors may have already developed, or be in the process of developing, technologies that are, or may be, the basis for competitive services to the Company's current or planned services. The Company's competitive position may be adversely affected by competitive development or the acceptance and/or integration by the public or sponsors of new or other forms of citrus peel handling technology not anticipated or supported by the Company.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

BUSINESS AND PROPERTIES

3. With respect to the business of the Company and its properties:

a. Describe in detail *what* business the Company does and proposes to do, including what product or goods are or will be produced or services that are or will be rendered.

Response:

Soft Landing Labs, Ltd ("Soft Landing") is a clinical toxicology lab dedicated to high quality testing for drugs of abuse using the most advanced technology. Soft Landing provides routine theraputic drug monitoring, drug screening, and serum testing for alcohols and ethylene glycol. Soft Landing leverages the most advanced screening technology together with advanced bioinformatics in order to deliver an unmatched product.

At the end of 2009, Dr. Abdel Fahmy, a well-recognized addiction specialist, founded Soft Landing Labs, Inc. Dr. Fahmy got the idea of starting the Company when he became frustrated with drug testing options. Some of his frustrations centered around reports that took from seven (7) to ten (10) business days from testing to receipt. Also, Dr. Fahmy noted that urine drug testing laboratories did not always offer customized testing panels to fit the needs of the facility as well as the patients, nor did they offer to test for all the prescribed medication that the patients were on.As a consequence, Dr. Fahmy decided to form the Company so he could build his own urine drug testing laboratory from scratch – in Dr. Fahmy's eyes, the laboratory would resolve these types of frustrations for both the provider and the physician and also make a profit.

From day one, the Company made the decision to use high end technology to deliver the best customer satisfaction services. The first step towards fulfilling the Company's commitment was to use Ultra Performance Liquid Chromatography and Mass Spectrometry (UPLC/MS/MS) technology to deliver accurate results that in some cases can detect as low as 1 ng/ml concentration of drugs present in a patient's urine. Second, the lab can offer same day preliminary screening results followed by colored reports for the confirmation results that aids physicians in quickly identifying their patients' conditions. In addition to the above, the Company catered its testing panels to fit the needs of the ordering physicians, as well as offered tests for drugs that were (are) not offered by many other labs such as the synthetic marijuana (K2).

Now the Company is looking at participating in a new market -- drug testing in the Primary Care segment. Screening Brief Interventions and Referral to Treatment (SBIRT) is an effort initiated by the Substance Abuse and Mental Health Service Agency (SAMHSA) to teach and incentivize primary care providers to screen their patients for alcohol and drug abuse. The Company believes that such screening will lead to increased testing by this market segment. Because of Dr. Fahmy's experience in this area, the Company believes that it is positioned to take advantage of this program better than any other competitor. Basically, assisting physicians in improving patients safety is the crux of the Company's mission and the Company believes that it is able to accomplish this mission with a whole host of capabilities and features that are geared towards the speed of reporting, revolutionizing the quality of testing, having comprehensive results, clear communication, and a high caliber of customer service. Finally, the Company offers a personable approach, and works very closely with treating providers providing one-on-one interactions with its scientists and executives.

The Company is Clinical Laboratory Improvement Amendments (CLIA) accredited, COLA compliant (Laboratory accreditation organization which was granted by CMS deeming authority under CLIA, The

Joint Commission also recognizes COLA's accreditation program), surveyed by the American College of Physicians (ACP) and the College of American Pathologists (CAP), and is able to serve drug testing needs in most states.

b. Describe how these products or services are to be produced or rendered and how and when the Company intends to carry out its activities. If the Company plans to offer new products, state the present stage of development including whether or not a working prototype(s) is in existence. Indicate if completion of development of the product would require a material amount of the resources of the Company, and the estimated amount. If the Company is or is expected to be dependent upon one or a limited number of suppliers for essential raw materials, energy or other items, describe. Describe any major existing supply contracts.

Response:

Soft Landing currently provides its services to clients by and through its President, Dr. Abdel Fahmy. Dr. Fahmy is a licensed physician and addictionologist. Dr. Fahmy is supported by a staff of administravie professionals. Soft Landing offers its customers an array of testing procedures and analysis for the presence drugs and alcohol. Moreover, Soft Landing provides metabonomic research.

The Company uses one of the most advanced technology in the field -- ultra-performance liquid chromatography with tandem mass spectrometry. The Company's propriety software interacts with the Company's instrumentation allowing the Company to automate many of the steps performed manually by the Company's competition. This proprietary technology enables the Company to greater efficiencies, shorter turn-around times, and more cost effective solutions as explained above.The Company's software automatically deciphers and interprets results from the instrumentation, as well as provider color codes and comments on test results. The Company's engineers then confirm the accuracy of the interpretation and the Company's clinical directors verify the final results.

The Company has developed a sophisticated provider portal where results are uploaded and indexed. Providers can search patients' results by many variables and color codes, and then download and print multiple reports with one click. They can also review and print out performance reports on how well their patients are doing. Providers can also keep track of patients using specific medications through the Company's "medication search" option. This option quickly provides a list of unique patients taking a given medication. The feature is particularly useful in Suboxone programs because providers can keep an ongoing list of all patients taking specific medications for compliance purposes. Reports can also be submitted through traditional venues like fax, mail, or in person. The company plans to acquire the capability to transmit results through Electronic Medical Records.

The Company has developed a unique feature in its reporting system that alerts providers when a given patient is being drug tested by more than one provider in the system. This feature aids treating providers in managing pain or addiction patients by allowing a provider to address the issue with its patients, assisting with compliance and reducing drug diversion.

Many states are working to combat the practice of doctor shopping by giving physicians the ability to find out if their patients are being prescribed controlled substances by other physicians through a web portal prescription monitoring program. Unfortunately, few states are yet to complete such systems and even then it takes between one (1) to two (2) weeks to gather the necessary information from pharmacies that dispense such prescriptions before it appears on the portal. With the Company's reporting software, results are uploaded the day after the drug test is received and the software keeps track of the name of the patient the test belongs to as well as the name of the treating physician. If the patient goes to another provider for the same reason, the system alerts all providers involved in the care of that patient. This process decreases the lag period for detecting "doctor shoppers" from one (1) to two (2) weeks to one (1) to three (3) days.

c. Describe the industry in which the Company is selling or expects to sell its products or services and, where applicable, any recognized trends within that industry. Describe that part of the industry and the geographic area in which the business competes or will compete.

Response:

The drug testing and quantification market has traditionally been a cash business estimated at two billion dollars ($2,000,000,000) a year. The cash-based covered drug testing market includes drug testing in drug rehabilitation centers, drug courts, employment drug testing, and school-based testing.

The insurance-covered drug testing occurs mainly in the medical field which is focused on Suboxone clinics and pain treatment centers. This is the most lucrative segment of the drug testing market and is the main focus of the Company at this time. Converting some of the customers in the cash-based segment to the insurance model is also a target for the Company. For example, instead of employers paying out of pocket for the drug testing the Company has developed a model whereby the Company would bill the insurance instead. Although the Company has not tested this billing model it believes that insurance would pay under this model.

The company believes that the market can be divided into the following segments:

- Healthcare testing
- Workplace drug testing
- School-based testing
- Drug court testing
- Forensics

Although the Company has been focusing on the healthcare segment it believes that it has a significant advantage and much to offer in other segments. Although the Company has not yet done any market research to investigate the chances of success in penetrating these markets it believes that it brings so much more value than the current model that it would be difficult to turn down the Company's additional offerings.

Healthcare

The Company has mainly focused on Suboxone doctors but as the Company adds sales reps it plans to infiltrate the other disciplines.It is important to note that the Company believes that SBIRT, mentioned above, will eventually add a new category in the healthcare testing, which is the primary care market. The primary care category is comprised of more than 350,000 physicians nationwide. In addition, the Company noticed three (3) new changes in healthcare that has opened a great opportunity for it:

First Medicare capped paying physicians for in-house drug testing to $20 per encounter, which was previously unlimited and many physicians billed $200-$250 per sample. This will move the in- house drug testing from the physician's office to the lab. Second, Synthetic Marijuana became illegal in most states after the DEA attempted to schedule it in November 2010. Finally, third, SBIRT is gaining traction.

Workplace Testing:
There are 23 million companies in the US, below is a table with the sectors that drug test their employees showing the potential for improvement. Random drug testing has shown to decrease absenteeism, problems with supervisors, work related injury and insurers are supportive of it. Employee Assistance Program are now trying to learn SBIRT and implement it in the workplace which gives us an advantage over other labs.

The Company proposes to conduct random workplace drug testing as part of a health screen where employee get to meet with a physician through a videoconference call and with the help of an onsite trained nurse or medical assistance. The Company has built a medical grade videoconferencing system that can be used for this purpose. Many physician groups would welcome the opportunity to partner with the Company's lab on delivering this service.

School Based Testing:
Drug testing in schools is gaining traction, now more than 400 catholic schools are mandating drug testing. Psychmedics have gained the biggest share of this market through hair testing, offering to test for 5 drugs at $45 each. Schools have to pay for it but usually pass that cost to parents. Here again our proposal embraces the spirit of SBIRT and brings the drug testing to the physician's office as part of the annual physical, relieving the school from the cost and responsibility while working with parents to address their concerns in a medical setting with less stigma than the school environment. The Company is also embarking on hair testing and will develop the needed methodologies for such procedures to be even more competitive. The table below shows the difference between the current model and the Company's proposed model for workplace and school based drug testing.

d. Describe specifically the marketing strategies the Company is employing or will employ in penetrating its market or in developing a new market. Set forth in response to Question 4 below the timing and size of the results of this effort which will be necessary in order for the Company to be profitable. Indicate how and by whom its products or services are or will be marketed (such as by advertising, personal contact by sales representatives, etc.), how its marketing structure operates or will operate and the basis of its marketing approach, including any market studies. Name any customers that account for, or based upon existing orders will account for a major portion (20% or more) of the Company's sales. Describe any major existing sales contracts.

Response:

The Company is planning two (2) approaches to market to the biotechnology arena:

1. Research, development, and commercialization of diagnostics tests that can assist with detecting toxicity to certain drugs and profile certain diseases. The Company is currently working with Waters Corporation to develop technology for the above types of tests. The Company believes that its relationship with Mount Sinai Hospital in Chicago will allow the Company to conduct a pilot study to

test its ideas in this field at a lower cost than market.

The above tests are part of a newly expanding market. Many of the currently available tests have been developed by small companies, similar to the Company. The Company is well positioned to play a key role in this emerging field of medicine because it is proficient in mass spectrometry and has the resources needed to develop such products, including experienced personnel, the vision, and a solid working relationship with Mount Sinai Hospital and Waters Corporation.

2. Commercializing of laboratory software.

The Company has developed software that integrates with Water's mass spectrometry instruments and delivers reports in various formats (*i.e.*, DrugTrail). DrugTrail is a new technology and is currently patent pending.

The Issuer has a number of significant customer agreements, including:

On March 19, 2012, the Issuer entered into a Laboratory Services Agreement with Alexian Brothers Behavioral Health Hospital. The term of the agreement is one year. Pursuant to the agreement, the Issuer agrees to provide urine drug testing services to Alexian Brothers in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

On August 23, 2011, the Issuer entered into a Laboratory Services Agreement with Gateway Foundation, Inc. The original term of the agreement expired on July 22, 2012 but was renewed by the terms of the agreement for an additional twelve months. Issuer agrees to provide urine drug testing services to Gateway Foundation in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

On August 11, 2011, the Issuer entered into a Laboratory Services Agreement with Resurrection Behavioral Health. The original term of the agreement expired on July 11, 2012 but was renewed by the terms of the agreement for an additional twelve months. Issuer agrees to provide urine drug testing services to Gateway Foundation in exchange for a fee. The agreement does not provide that the Issuer will receive any pre-determined volume of business.

The Issuer faces significant competition in its industry. The major competing companies in this space are: (1) Millennium Labs; (2) Dominion Labs; (3) Calloway Labs; (4) Ameritox Labs; (5) AIT Lab; (6) Quest; and (7) Labcorp. The Company believes that it has a significant advantage in the drug rehab market.The Company is much smaller and younger than any of the above competitors. The Company also lacks a significant track record of performance – which may be a deterrent to providers when making a choice to use the Company's services or a competitor's services. The above companies have sizable sales forces and have already secured a large portion of the market. Additionally, there is a huge gap between the Company and its competitors when it comes to capital and cash flow. Competitors can choose to duplicate the Company's technology if they choose to by hiring software experts to deliver the same capabilities that the Company has brought to the market.

On the other hand, the Company is more nimble and creative than its competitors. It is experienced in software development, which allows it to stay ahead of the competition with its innovative features and capabilities as long as there are funds to build and maintain these features. The Company is also an expert in the field of medical treatment, which allows the Company to build rapport with other physicians, understand their needs, and deliver what could really make a difference in their practices.

e. State the backlog of written firm orders for products and/or services as of a recent date (within the last 90 days) and compare it with the backlog of a year ago from that date.

Response:

N/A

f. State the number of the Company's present employees and the number of employees it anticipates it will have within the next 12 months. Also, indicate the number by type of employee (i.e., clerical, operations, administrative, etc.) the Company will use, whether or not any of them are subject to collective bargaining agreements, and the expiration date(s) of any collective bargaining agreement(s). If the Company's employees are on strike, or have been in the past three years, or are threatening to strike, describe the dispute. Indicate any supplemental benefits or incentive arrangements the Company has or will have with its employees.

Response:

The Company presently has seven (7) employees. The lone employee that carries a licensure to individually provide the medical services that the Company provides is Dr. Abdel Fahmy. At present, there exists no explicit employment agreement between Dr. Fahmy and the Company.

g. Describe generally the principal properties (such as real estate, plant and equipment, patents, etc.) that the Company owns, indicating also what properties it leases and a summary of the terms under those leases, including the amount of payments, expiration dates and the terms of any renewal options. Indicate what properties the Company intends to acquire in the immediate future, the cost of such acquisitions and the sources of financing it expects to use in obtaining these properties, whether by purchase, lease or otherwise.

Response:

N/A

h. Indicate the extent to which the Company's operations depend or are expected to depend upon patents, copyrights, trade secrets, know-how or other proprietary information and the steps undertaken to secure and protect this intellectual property, including any use of confidentiality agreements, covenants-not-to-compete and the like. Summarize the principal terms and expiration dates of any significant license agreements. Indicate the amounts expended by the Company for research and development during the last fiscal year, the amount expected to be spent this year and what percentage of revenues research and development expenditures were for the last fiscal year.

Response:

N/A

I. If the Company's business, products, or properties are subject to material regulation (including environmental regulation) by federal, state, or local governmental agencies, indicate the nature and extent of regulation and its effects or potential effects upon the Company.

Response:

The Issuer's business is subject to substantive regulation by the State of Illinois. Specifically, the Issuer must carry a professional license to provide drug testing services.

j. State the names of any subsidiaries of the Company, their business purposes and ownership, and indicate which are included in the Financial Statements attached hereto. If not included, or if included but not consolidated, please explain.

Response:

N/A

k. Summarize the material events in the development of the Company (including any material mergers or acquisitions) during the past five years, or for whatever lesser period the Company has been in existence. Discuss any pending or anticipated mergers, acquisitions, spin-offs or recapitalizations. If the Company has recently undergone a stock split, stock dividend or recapitalization in anticipation of this offering, describe (and adjust historical per share figures elsewhere in this Offering Circular accordingly).

Response:

There have been no material events relating to mergers or acquisitions within the past five years. However, on May 22, 2012, the majority shareholder of the Issuer, Dr. Abdel Fahmy, entered into a Written Consent of the Majority Shareholder in Lieu of a Special Meeting of Shareholders in which he approved a 2-for-3 forward split of the common shares of the Issuer. The Issuer had 10,000,000 common shares issued and outstanding before the split and 25,000,000 after the split.

a. If the Company was not profitable during its last fiscal year, list below in chronological order the events which in management's opinion must or should occur or the milestones which in management's opinion the Company must or should reach in order for the Company to become profitable, and indicate the expected manner of occurrence or the expected method by which the Company will achieve the milestones.

Response:

N/A

b. State the probable consequences to the Company of delays in achieving each of the events or milestones within the above time schedule, and particularly the effect of any delays upon the Company's liquidity in view of the Company's then anticipated level of operating costs. (See Question Nos. 11 and 12)

Note: After reviewing the nature and timing of each event or milestone, potential investors should reflect upon whether achievement of each within the estimated time frame is realistic and should assess the consequences of delays or failure of achievement in making an investment decision.

Response:

N/A

What were net, after-tax earnings for the last fiscal year? (If losses, show in parenthesis.)

Response:

$35,466 ($0.0014 per share)

If the Company had profits, show offering price as a multiple of earnings. Adjust to reflect for any stock splits or recapitalizations, and use conversion or exercise price in lieu of offering price, if applicable.

Response:

N/A

Net After-Tax Earnings Last Year Per Share (price/earnings multiple)

OFFERING PRICE FACTORS

If the securities offered are common stock, or are exercisable for or convertible into common stock, the following factors may be relevant to the price at which the securities are being offered.

7. (a) What is the net tangible book value of the Company? (If deficit, show in parenthesis.) For this purpose, net tangible book value means total assets (exclusive of copyrights, patents, goodwill, research and development costs and similar intangible items) minus total liabilities.

Response:

$.017 Per Share

If the net tangible book value per share is substantially less than this offering (or exercise or conversion) price per share, explain the reasons for the variation.

Response:

The Company is an early stage Company. The primary motivation for this offering is so the Company may provide the requisite infrastructure – employees, property, plant and equipment to monetize what management believes is the actual demand for its services, which is currently not being met. The Company is at capacity given its current infrastructure, and, accordingly, is unable to meet its demand.

(b) State the dates on which the Company sold or otherwise issued securities during the last 12 months, the amount of such securities sold, the number of persons to whom they were sold, and relationship of such persons to the Company at the time of sale, the price at which they were sold and, if not sold for cash, a concise description of the consideration. (Exclude bank debt.)

Response:

N/A

8. (a) What percentage of the outstanding shares of the Company will the investors in this offering have? Assume exercise of outstanding options, warrants or rights and conversion of convertible securities, if the respective exercise or conversion prices are at or less than the offering price. Also assume exercise of any options, warrants or rights and conversions of any convertible securities offered in this offering.)

Response:

If the maximum is sold: 20% If the minimum is sold: 0 %

(b) What post-offering value is management implicitly attributing to the entire Company by establishing the price per security set forth on the cover page (or exercise or conversion price if common stock is not offered)? (Total outstanding shares after offering times offering price, or exercise or conversion price if common stock is not offered.)

Response:

If the maximum is sold: $25,000,000* If the minimum is sold: $0 *

• These values assume that the Company's capital structure would be changed to reflect any conversions of outstanding convertible securities and any use of outstanding securities as payment in the exercise of outstanding options, warrants or rights included in the calculation. The type and amount of convertible or other securities thus eliminated would be: N/A. These values also assume an increase in cash in the Company by the amount of any cash payments that would be made upon cash exercise of options, warrants or rights included in the calculations. The amount of such cash would be: $N/A .

USE OF PROCEEDS

9. (a) The following table sets forth the use of the proceeds from this offering:

Response:

	Minimum Offering 0%	Maximum Offering 100%
Total Proceeds:	$0.00	$5,000,000.00
LESS – OFFERING EXPENSES		
Legal & Accounting	$25,000.00	$25,000.00
Advertising & Copying	$5,000.00	$5,000.00
Other	$5,000.00	$5,000.00
Net Proceeds:	-$35,000.00	$4,965,000.00
USE OF NET PROCEEDS		
Marketing & Advertisement:		
Direct (Web & Print)	$0.00	$225,000.00
Indirect (Retail)	$0.00	$450,000.00
Other	$0.00	$25,000.00
Salaries and Wages	$0.00	$2,125,000.00
Cost of Sales	$0.00	$1,800,000.00
Professional Fees	$0.00	$140,000.00
General Variable Expenses	$0.00	$150,000.00
Debt Service	$0.00	$250,000.00
Totals:	-$35,000.00	$4,965,000.00

(b) If there is no minimum amount of proceeds that must be raised before the Company may use the proceeds of the offering, describe the order of priority in which the proceeds set forth above in the column "If Maximum Sold" will be used.

Response:

The proceeds of the offering will first be applied to legal and administrative expenses. Specifically, the costs associated with this offering, including, specifically, professional fees for attorneys and accountants. We also anticipate incurring costs in conjunction with distributing this offering circular.

Next, the proceeds of the offering will be used to satisfy our working capital needs, including, specifically, our costs of sales.

Next, proceeds of the offering will be dedicated to increasing our customer base. This contemplates using proceeds towards increased marketing efforts, as well as hiring salesperson to employ a direct sales program.

Next, the Company will endeavor to compensate its officers and commission-based salespersons.

Next the Company will seek to retire its unsecured debt obligation.

Finally, will expect to incur ongoing costs related to professional fees, such as accountants and attorneys.

> Note: After reviewing the portion of the offering allocated to the payment of offering expenses, and to the immediate payment to management and promoters of any fees, reimbursements, past salaries or similar payments, a potential investor should consider whether the remaining portion of his investment, which would be that part available for future development of the Company's business and operations, would be adequate.

10.

(a) If material amounts of funds from sources other than this offering are to be used in conjunction with the proceeds from this offering, state the amounts and sources of such other funds, and whether funds are firm or contingent. If contingent, explain.

Response:

Not Applicable.

(b) If any material part of the proceeds is to be used to discharge indebtedness, describe the terms of such indebtedness, including interest rates. If the indebtedness to be discharged was incurred within the current or previous fiscal year, describe the use of proceeds of such indebtedness.

Response:

On April 1, 2011, the Issuer borrowed the sum of $250,000.00 from seven private individuals. The debt carries an interest rate of 5% and becomes due on April 1, 2013. The Issuer intends to use the proceeds of the offering to satisfy this debt.

(c) If any material amount of proceeds is to be used to acquire assets, other than in the ordinary course of business, briefly describe and state the cost of the assets and other material terms of the acquisitions. If the assets are to be acquired from officers, directors, employees or principal stockholders of the Company or their associates, give the names of the persons from whom the assets are to be acquired and set forth the cost to the Company, the method followed in determining the cost, and any profit to such persons.

Response:

The Company does not intend to seek to make any capital investment or other acquisition.

(d) If any amount of the proceeds is to be used to reimburse any officer, director, employee or stockholder for services already rendered, assets previously transferred, or monies loaned or advanced, or otherwise, explain:

Response:

Not Applicable.

11. Indicate whether the Company is having or anticipates having within the next 12 months any cash flow or liquidity problems and whether or not it is in default or in breach of any note, loan, lease or other indebtedness or financing arrangement requiring the Company to make payments. Indicate if a significant amount of the Company's trade payables have not been paid within the stated trade term. State whether the Company is subject to any unsatisfied judgments, liens or settlement obligations and the amounts thereof. Indicate the Company's plans to resolve any such problems.

Response:

N/A

12. Indicate whether proceeds from this offering will satisfy the Company's cash requirements for the next 12 months, and whether it will be necessary to raise additional funds. State the source of additional funds, if known.

Response:

The Company believes that the proceeds from the offering contemplated herein, should the Company be successful in reaching the maximum offering, will be sufficient to satisfy the Company's cash requirements for the next twelve (12) months. In the event the Company fails to reach the maximum offering, the Company believes that it will not be able to fully execute its business plan. In such instance, the Company expects that it will seek to raise capital from other sources. The Company has not identified any specific sources of alternative financing as of this offering. The Company has not decided whether it would seek to obtain debt or equity financing. In either such instance, such additional financing may encumber the Company's assets to the extent if its common shareholders' interests or otherwise may provide these subsequent investors with a preference in a liquidation scenario.

CAPITALIZATION

13. Indicate the capitalization of the Company as of the most recent balance sheet date (adjusted to reflect any subsequent stock splits, stock dividends, recapitalizations or refinancings) and as adjusted to reflect the sale of the minimum and maximum amount of securities in this offering and the use of the net proceeds there from:

Response:

		Amount Outstanding	
	As Of:	As Adjusted	As Adjusted
	12/31/11	Minimum	Maximum
Debt:			
Short Term Debt	$0.00	$0.00	$0.00
Long Term Debt (Avg. Rate 5.0%)	$250,000.00	$125,223.00	$125,223.00
Total Debt	$250,000.00	$125,223.00	$125,223.00
Stockholders equity (deficit)			
Preferred Stock	$0.00	$0.00	$0.00
Common Stock ($1.00 Par)	$1,000.00	$1,000.00	$5,001,000.00
Additional Paid In Capital	$ -	$ -	$ -
Retained Earnings (deficit)	$21,077.00	$21,077.00	$21,077.00
Total Capitalization	$22,077.00	$200.00	$5,022,077.00

Number of preferred shares authorized to be outstanding: None

Number of common shares authorized: 25,000,000,000. Par value stated per share, if any: $1.00

Number of common shares reserved to meet conversion requirements or for the issuance upon exercise of options, warrants or rights: none

DESCRIPTION OF SECURITIES

14. The securities being offered hereby are:

[x] Common Stock

[ ] Preferred or Preference Stock

[ ] Notes or Debentures

[ ] Units of two or more types of securities composed of:

____

[ ]
Other:____

____

15. These securities have:
Yes No

[x] [ ] Cumulative voting rights

[ ] [x] Other special voting rights

[ ] [x] Preemptive rights to purchase in new issues of shares

[ ] [x] Preference as to dividends or interest

[ ] [x] Preference upon liquidation

[ ] [x] Other special rights or preferences (specify):

____

Explain:

16. Are the securities convertible? [ ] Yes [x] No
If so, state conversion price or formula.
Date when conversion becomes effective: ____ /____ /____
Date when conversion expires: ____ /____ /____

17. (a) If securities are notes or other types of debt securities: N/A

(1) What is the interest rate?________% If interest rate is variable or multiple rates, describe:

____

(2) What is the maturity date?____ /____ /____ If serial maturity dates, describe:

____

(3) Is there a mandatory sinking fund? [ ] Yes [ ] No Describe:

____

____

(4) Is there a trust indenture? [ ] Yes [ ] No Name, address and telephone number of Trustee

(5) Are the securities callable or subject to redemption? [ ] Yes [ ] No Describe, including redemption prices: ____

(6) Are the securities collateralized by real or personal property? [ ] Yes [ ] No Describe:

____

(7) If these securities are subordinated in right of payment of interest or principal, explain the terms of such subordination.

(8)

N/A

How much currently outstanding indebtedness of the Company is senior to the securities in right of payment of interest or principal? $______________

How much indebtedness shares in right of payment on an equivalent (pari passu) basis? $______________

How much indebtedness is junior (subordinated) to the securities? $ ______________

(b) If notes or other types of debt securities are being offered and the Company had earnings during its last fiscal year, show the ratio of earnings to fixed charges on an actual and pro forma basis for that fiscal year. "Earnings" means pretax income from continuing operations plus fixed charges and capitalized interest. "Fixed charges" means interest (including capitalized interest), amortization of debt discount, premium and expense, preferred stock dividend requirements of majority owned subsidiary, and such portion of rental expense as can be demonstrated to be representative of the interest factor in the particular case. The pro forma ratio of earnings to fixed charges should include incremental interest expense as a result of the offering of the notes or other debt securities.

18. If Securities are Preference or Preferred Stock:

Are unpaid dividends cumulative? [] yes [x] no

Are securities callable? [] yes [x] no

19. If securities are capital stock of any type, indicate restrictions on dividends under loan or other financing arrangements or otherwise:

Response:

Not Applicable

20. Current amount of assets available for payment of dividends?

Response:

The Issuer does not have assets available for the payment of dividends.

PLAN OF DISTRIBUTION

21. The selling agents (that is, the persons selling the securities as agent for the Company for a commission or other compensation) in this offering are:

Response:

This offering is not being made through selling agents.

22. Describe any compensation to selling agents or finders, including cash, securities, contracts or other consideration, in addition to the cash commission set forth as a percent of the offering price on the cover page of this Offering Circular. Also indicate whether the Company will indemnify the selling agents or finders against liabilities under the securities laws. ("Finders" are persons who for compensation act as intermediaries in obtaining selling agents or otherwise making introductions in furtherance of this offering.)

Response:

Not Applicable.

23. Describe any material relationships between any of the selling agents or finders and the Company or its management. Note: After reviewing the amount of compensation to the selling agents or finders for selling the securities, and the nature of any relationship between the selling agents or finders and the Company, a potential investor should assess the extent to which it may be inappropriate to rely upon any recommendation by the selling agents or finders to buy the securities.

Response:

Not Applicable.

24. If this offering is not being made through selling agents, the names of persons at the Company through which this offering is being made:

Response:

Name: Dr. Abdel Fahmy
Address: 1S224 Summit Avenue, No. 310, Oak Brook Terrace, IL 60181
Telephone No.: (630) 690-7370

With regards to Dr. Abdel Fahmy, the Rule 3a4-1 Safe Harbor provision applies. Rule 3a4-1 provides a non-exclusive safe harbor from the definition of a broker for persons associated with an issuer who are engaged in securities related activities incident to their duties on behalf of the issuer. An officer of the issuer, such as Mr. Fahmy, who is not a registered representative of broker-dealers, may be considered "associated persons" for purposes of Rule 3a4-1, in which case she is exempt from registration and will be permitted to engage in limited sales activities.

25. If this offering is limited to a special group, such as employees of the Company, or is limited to a

certain number of individuals (as required to qualify under Subchapter S of the Internal Revenue Code) or is subject to any other limitations, describe the limitations and any restrictions on resale that apply:

Response:

This offering is made pursuant to Section 3(b) of the Securities Act of 1933 and Regulation A promulgated thereunder by the Securities and Exchange Commission. Regulation A provides for an exemption for public offerings not exceeding $5 million in any twelve (12) month period. The Company notes that Regulation A does not impose any reporting obligations found under the Exchange Act upon us except in the event we reach more than $10 million in total assets and more than 500 shareholders. The Company does not expect exceeding these qualifiers in the foreseeable future.

Will the certificates bear a legend notifying holders of such restrictions? [ ] Yes[x] No

26.

(a) Name, address and telephone number of independent bank or savings and loan association or other similar depository institution acting as escrow agent if proceeds are escrowed until minimum proceeds are raised:

Response:

Not Applicable.

(b) Date at which funds will be returned by escrow agent if minimum proceeds are not raised:
Will interest on proceeds during escrow period be paid to investors? [ ] Yes[x] No

Response:

Not Applicable.

27. Explain the nature of any resale restrictions on presently outstanding shares, and when those restrictions will terminate, if this can be determined:

Response:

Presently outstanding shares will remain restricted within the meaning of Rule 144.

> Note: Equity investors should be aware that unless the Company is able to complete a further public offering or the Company is able to be sold for cash or merged with a public company that their investment in the Company may be illiquid indefinitely.

DIVIDENDS, DISTRIBUTIONS AND REDEMPTIONS

28. If the Company has within the last five years paid dividends, made distributions upon its stock or redeemed any securities, explain how much and when:

Response:

Not Applicable.

OFFICERS AND KEY PERSONNEL OF THE COMPANY

29. President
Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

30. Chief Operating Officer:
Name: Kareem Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030
Also a Director of the Company [] Yes [x] No
Indicate amount of time to be spent on Company matters if less than full time:

31. Chief Financial Officer:
Name:Mahomed Ouedraogo
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time: 5 hours per week

32. Other Key Personnel:
(A) Title: Secretary
Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [x] Yes [ ] No
Indicate amount of time to be spent on Company matters if less than full time:

(B) Title: General Counsel
Name: Adam S. Tracy
Office Street Address: 800 W. Fifth Ave, Suite 201A, Naperville, IL 60563
Telephone No.: (888) 611.7716
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time: 10hrs/Week

© Title: Lab Director
Name:Ning Liu
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630)) 424-1030
Also a Director of the Company [] Yes [x]
No Indicate amount of time to be spent on Company matters if less than full time:

DIRECTORS OF THE COMPANY

Number of Directors: 1.

Name: Dr. Abdel Fahmy
Office Street Address: 41S224 Summit Ave, No. 310, Oak Brook Terrace, Il 60181
Telephone No.: (630) 424-1030

If Directors are not elected annually, or are elected under a voting trust or other arrangement, explain: Information concerning outside or other Directors (i.e. those not described above): N/A

35. (a) Have any of the Officers or Directors ever worked for or managed a company (including a separate subsidiary or division of a larger enterprise) in the same business as the Company?

[x] Yes [ ] No

Explain: Dr. Abdel Fahmy has worked in the capacity as a medical practitioner and addiction specialist for over ten years, which includes time spent working at various hospitals throughout the Chicago area and also in private practice.

(b) If any of the Officers, Directors or other key personnel have ever worked for or managed a company in the same business or industry as the Company or in a related business or industry, describe what precautions, if any, (including the obtaining of releases or consents from prior employers) have been taken to preclude claims by prior employers for conversion or theft of trade secrets, know-how or other proprietary information.

Response:

Upon information and belief, no specific steps have been taken. However, as a medical practitioner, the Company believes that there is minimal risk regarding claims for infringement of trade secrets or other intellectual property insomuch that medical procedures are, in and of themselves, not subject to the typical range of statutes that prevent the misappropriation of trade secrets.

(c) If the Company has never conducted operations or is otherwise in the development stage, indicate whether any of the Officers or Directors has ever managed any other company in the start-up or development stage and describe the circumstances, including relevant dates.

Response;

N/A

(d) If any of the Company's key personnel are not employees but are consultants or other independent contractors, state the details of their engagement by the Company.

Response:

N/A
(e) If the Company has key man life insurance policies on any of its Officers, Directors or key

personnel, explain, including the names of the persons insured, the amount of insurance, whether the insurance proceeds are payable to the Company and whether there are arrangements that require the proceeds to be used to redeem securities or pay benefits to the estate of the insured person or a surviving spouse.

Response:

N/A

36. If a petition under the Bankruptcy Act or any State insolvency law was filed by or against the Company or its Officers, Directors or other key personnel, or a receiver, fiscal agent or similar officer was appointed by a court for the business or property of any such persons, or any partnership in which any of such persons was a general partner at or within the past five years, or any corporation or business association of which any such person was an executive officer at or within the past five years, set forth below the name of such persons, and the nature and date of such actions.

Response:

N/A

PRINCIPAL STOCKHOLDERS

37. Principal owners of the Company (those who beneficially own directly or indirectly 10% or more of the common and preferred stock presently outstanding) starting with the largest common stockholder. Include separately all common stock issuable upon conversion of convertible securities (identifying them by asterisk) and show average price per share as if conversion has occurred. Indicate by footnote if the price paid was for a consideration other than cash and the nature of any such consideration.

Response:

	Class	$/Share	No. of Shares	% of Total	Total if Max Offering	% of Total if Max Offering	
Dr. Abdel Fahmy	Common	$1.00	20000000	80.00%	20000000	80.00%	

Principal occupation: President, Secretary and Director

38. Number of shares beneficially owned by Officers and Directors as a group:

Response:

Before offering: 20,000,000 shares (80.00 % of total outstanding)

After offering:
a) Assuming minimum securities sold: 20,000,000 shares (80% of total outstanding)
b) Assuming maximum securities sold: 20,000,000 shares (80% of total outstanding)
(Assume all options exercised and all convertible securities converted.)

MANAGEMENT RELATIONSHIPS, TRANSACTIONS AND REMUNERATION

39. (a) If any of the Officers, Directors, key personnel or principal stockholders are related by blood or marriage, please describe.

Response:

Dr. Abdel Fahmy, the Issuer's President and Secretary, and Kareem Fahmy, the Issuer's Chief Operating Officer are brothers.

(b) If the Company has made loans to or is doing business with any of its Officers, Directors, key personnel or 10% stockholders, or any of their relatives (or any entity controlled directly or indirectly by any such persons) within the last two years, or proposes to do so within the future, explain. (This includes sales or lease of goods, property or services to or from the Company, employment or stock purchase contracts, etc.) State the principal terms of any significant loans, agreements, leases, financing or other arrangements.

Response:

N/A

(c) If any of the Company's Officers, Directors, key personnel or 10% stockholders has guaranteed or co-signed any of the Company's bank debt or other obligations, including any indebtedness to be retired from the proceeds of this offering, explain and state the amounts involved.

Response:

None of the Company's officers, directors, key personnel or 10% stockholders have guaranteed or co-signed any obligation of the Company.

40. (a) List all remuneration by the Company to Officers, Directors and key personnel for the last fiscal year:

Responses:

The Company has not heretofore provided renumeration to its Officers, Directors or key personnel.

(b)If remuneration is expected to change or has been unpaid in prior years, explain:

Response:

The Company expects that the if proceeds of this offering, if deemed to be reasonable sufficient, it will thereafter seek to provide salaries to our officers. We do not expect to separately compensate our directors. Currently, none of our officers are owed any compensation for services rendered to the Company. The Company intends to seek to enter into employment agreements with each of our officers following the offering. The Company expects that each such employment agreement will be individually negotiated with each officer, and, accordingly, cannot estimate the compensation to be promised to each such officer under any agreement. The amount raised pursuant to this offering will weigh heavily with regards to the relative compensation offered to each officer.

(c) If any employment agreements exist or are contemplated, describe:

Response:

Not Applicable.

41. (a) Number of shares subject to issuance under presently outstanding stock purchase agreements, stock options, warrants or rights: __________ shares (_______ % of total shares to be outstanding after the completion of the offering if all securities sold, assuming exercise of options and conversion of convertible securities). Indicate which have been approved by shareholders. State the expiration dates, exercise prices and other basic terms for these securities:

Response:

Not Applicable.

(b) Number of common shares subject to issuance under existing stock purchase or option plans but not yet covered by outstanding purchase agreements, options or warrants: _______ shares.

Response:

Not Applicable.

(c) Describe the extent to which future stock purchase agreements, stock options, warrants or rights must be approved by shareholders.

Response:

Not Applicable.

42. If the business is highly dependent on the services of certain key personnel, describe any arrangements to assure that these persons will remain with the Company and not compete upon any termination:

Response:

The Issuer is highly dependent upon its president, Dr. Abdel Fahmy. At present, there exists no agreement with Dr. Fahmy so as to ensure his continued participation with the Issuer. The Issuer expects to seek to engage Dr. Fahmy on a long-term contract as soon as is practicable.

> Note: After reviewing the above, potential investors should consider whether or not the compensation to management and other key personnel directly or indirectly, is reasonable in view of the present stage of the Company's development.

LITIGATION

43. Describe any past, pending or threatened litigation or administrative action which has had or may have a material effect upon the Company's business, financial condition, or operations, including any litigation or action involving the Company's Officers, Directors or other key personnel. State the names of the principal parties, the nature and current status of the matters, and amounts involved. Give an evaluation by management or counsel, to the extent feasible, of the merits of the proceedings or litigation and the potential impact on the Company's business, financial condition, or operations.

Response:

Not Applicable.

FEDERAL TAX ASPECTS

44. If the Company is an S corporation under the Internal Revenue Code of 1986, and it is anticipated that any significant tax benefits will be available to investors in this offering,indicate the nature and amount of such anticipated tax benefits and the material risks of their disallowance. Also, state the name, address and telephone number of any tax advisor that has passed upon these tax benefits. Attach any opinion or description of the tax consequences of an investment in the securities by the tax advisor.
Name of Tax Advisor:____
Address: ____ Telephone No. ( )____ - _____________
Note: Potential investors are encouraged to have their own personal tax consultant contact the tax advisor to review details of the tax benefits and the extent that the benefits would be available and advantageous to the particular investor.

Response:

The Company is a "C" corporation within the meaning the Internal Revenue Code.

MISCELLANEOUS FACTORS

45. Describe any other material factors, either adverse or favorable, that will or could affect the Company or its business (for example, discuss any defaults under major contracts, any breach of bylaw provisions, etc.) or which are necessary to make any other information in this Offering Circular not misleading or incomplete.

Response:

Not Applicable.

Signed this 1st day of August, 2012

SOFT LANDING LABS, LTD.

____

By: Dr. Abdel Fahmy
Its: President

____

By: Dr. Abdel Fahmy
Its: Secretary

SOFT LANDING LABS, LTD.
UNAUDITED INCOME STATEMENT
YEAR ENDING 12/31/2011

Gross Income:		$610,911.00
Expenses:		
Salaries/Wages	$116,892.00	
Repairs	$1,040.00	
Bad Debts	$123,821.00	
Rents	$35,299.00	
Taxes/Licenses	$159.00	
Interest	$9,750.00	
Advertising	$15,802.00	
Contract Labor	$116,893.00	
Insurance	$11,193.00	
Misc. Expenses	$144,676.00	
Total Expenses:		$575,525.00
Net Income		$35,386.00

EXHIBIT
A

03/26/12
Accrual Basis

Soft Landing Labs LTD
Balance Sheet
As of December 31, 2011

	Dec 31, 11
ASSETS	
Current Assets	
Checking/Savings	
1010 · Chase Business Classic	3,314.89
1100 · Chase Business High Yield Savin	199,021.14
1105 · Chase Sales Account #6143	109.05
1110 · Chase Sales Account #6150	152.28
Total Checking/Savings	202,597.36
Accounts Receivable	
1200 · Due from Patients	176,887.58
1201 · Allowance for Doubtful Accounts	-123,821.10
Total Accounts Receivable	53,066.48
Total Current Assets	255,663.84
Fixed Assets	
1420 · Office Equipment	85.00
1430 · Medical Equipment	6,000.00
Total Fixed Assets	6,085.00
TOTAL ASSETS	**261,748.84**
LIABILITIES & EQUITY	
Liabilities	
Current Liabilities	
Other Current Liabilities	
Payroll Liabilities	5,702.04
22100 · Due To/From Fahmy	13,980.10
2260 · Due to/from Abdel Fahmy	-21,337.97
2261 · Due to/from Soft Landing LTD	-160,913.56
2262 · Due to/from SL Interventions	120,583.79
2265 · Private loans	250,000.00
Total Other Current Liabilities	208,014.40
Total Current Liabilities	208,014.40
Total Liabilities	208,014.40
Equity	
3000 · Capital Stock	1,000.00
32000 · Retained Earnings	21,077.79
Net Income	31,656.65
Total Equity	53,734.44
TOTAL LIABILITIES & EQUITY	**261,748.84**

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM

NAME: ______________________________________

COPY NO.: __________________

SOFT LANDING LABS, LTD.

The Date of This Memorandum is July 6, 2012

THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM MAY NOT BE SHOWN OR GIVEN TO ANY PERSON OTHER THAN THE PERSON WHOSE NAME APPEARS ABOVE. BY ACCEPTING THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM YOU EXPRESSLY AGREE TO COMPLY WITH THE FOLLOWING RESTRICTIONS: YOU AGREE TO KEEP THE INFORMATION CONTAINED IN THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM, AND ANY MATERIAL NONPUBLIC INFORMATION (WHETHER WRITTEN OR ORAL) PROVIDED TO YOU BY THE COMPANY IN CONNECTION WITH THIS OFFERING, STRICTLY CONFIDENTIAL. YOU ARE PROHIBITED FROM REPRODUCING OR DISTRIBUTING THIS CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM, IN WHOLE OR IN PART, IN ANY MANNER WHATSOEVER. YOU AGREE TO KEEP THE FACT OF THIS OFFERING, AND ITS TERMS AND CONDITIONS, STRICTLY CONFIDENTIAL. A BREACH OF YOUR EXPRESS AGREEMENT TO THE FOREGOING COULD RESULT IN A VIOLATION OF THE FEDERAL SECURITIES LAWS. IN ADDITION, YOU SHOULD BE AWARE THAT THE FEDERAL SECURITIES LAWS IMPOSE RESTRICTIONS ON TRADING BASED ON INFORMATION REGARDING, OR LEARNED IN CONNECTION WITH, THIS OFFERING.

EXHIBIT
B

CONFIDENTIAL PRIVATE PLACEMENT MEMORANDUM
SOFT LANDING LABS, LTD.
July 6, 2012

We plan to sell a minimum of 10 Notes (the "Minimum Offering") and a maximum of 20 Notes (the "Maximum Offering") of the Company (together, the "Offering Notes" or "Notes") in this offering, where each Note is equal one convertible promissory note of the Company, face value $25,000.00. We are offering the securities only to "accredited investors," as such term is defined in Rule 501(a) of the Securities Act of 1933, as amended (the "Securities Act"). This offering is intended to be exempt from the registration requirements of the Securities Act. When we say "Company," "we," "our" or "us" we mean only Soft Landing Labs, Ltd.. and its subsidiaries. We have prepared this Confidential Private Placement Memorandum.

This offering is subject to a number of closing conditions, including the execution and delivery of a purchase agreement in a form that is mutually acceptable to use and the purchasers of our securities in this offering and approval of certain legal matters.

The securities offered by this Confidential Private Placement Memorandum have not been registered under the Securities Act. Accordingly, you may not transfer the offered securities in the absence of an effective registration statement under the Securities Act or evidence reasonably acceptable to us and our counsel, which may include an opinion of counsel for the selling stockholder, that registration is not required.

Neither the Securities and Exchange Commission (the "SEC") nor any state regulatory authority has passed upon the adequacy or accuracy of this Confidential Private Placement Memorandum or endorsed the merits of this offering. Any representation to the contrary is a criminal offense. We intend to offer the Notes through our officers, employs and certain third parties (the "Participating Brokers").

The purchase of our securities entails a number of very significant risks. For a description of material risks that affect our business and material risks applicable to this offering, see the "Risk Factors" listed in this Confidential Private Placement Memorandum.

This offering will terminate on October 6, 2012 (the "Offering Period"), unless the Minimum Offering is sold on or prior to such date. Upon sale of the Minimum Offering the offering will continue until sale of the Maximum Offering on November 6, 2012. We may, in our sole discretion, extend the date for the sale of the Minimum Offering or Maximum Offering for up to an additional ninety-day period. We will have the absolute discretion to reject, in whole or in part, any subscription and to terminate this offering at any point.

The proceeds from the subscriptions for the offering will be deposited into a segregated account (the "Escrow Account") maintained by us at a money center bank pending our acceptance of subscriptions until the Minimum Offering is sold, at which point we will release the funds to our general operating account. Thereafter, proceeds from the sale of the Notes up to the Maximum Offering will be deposited into the Escrow Account until we accept them. Investors will have no right to withdraw their subscriptions from the Escrow Account until the Minimum Offering is sold or the offering is terminated or we do not accept their subscriptions. If for any reason the offering is terminated or a subscription is not accepted, we will refund the subscription payments without any interest thereon.

We will have periodic closings with respect to the Notes sold (each, a "Closing") after the sale of the Minimum Offering until expiration of the Offering Period.

THE INFORMATION CONTAINED IN THIS MEMORANDUM IS CONFIDENTIAL AND PROPRIETARY AND IS SUBMITTED SOLELY FOR YOUR CONFIDENTIAL USE. BY ACCEPTING DELIVERY OF THIS MEMORANDUM, YOU AGREE TO RETURN THIS MEMORANDUM AND ANY OTHER INFORMATION FURNISHED IF YOU ELECT NOT TO PURCHASE THE NOTES OR IF THIS OFFERING IS TERMINATED OR WITHDRAWN. YOU AGREE NOT TO DISCUSS THE INFORMATION CONTAINED HEREIN OR RELEASE, REPRODUCE OR USE THIS MEMORANDUM FOR ANY PURPOSE OTHER THAN EVALUATING A POTENTIAL INVESTMENT IN THE NOTES.

THE NOTES ARE BEING OFFERED ONLY TO PERSONS WHOM THE COMPANY BELIEVES HAVE THE QUALIFICATIONS NECESSARY TO PERMIT THE NOTES TO BE OFFERED AND SOLD IN RELIANCE UPON EXEMPTIONS PROVIDED BY THE SECURITIES ACT, STATE SECURITIES LAWS AND RULES AND REGULATIONS THEREUNDER.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFER AND RESALE IN THE UNITED STATES. THERE IS NO ACTIVE MARKET FOR THE NOTES, AND THERE IS NO ASSURANCE THAT ANY SUCH MARKET WILL DEVELOP, AND, THEREFORE, AN INVESTOR MUST BE ABLE TO BEAR THE ECONOMIC RISK OF INVESTMENT IN THE NOTES. IN MAKING AN INVESTMENT DECISION, INVESTORS MUST RELY ON THEIR OWN EXAMINATION OF THE COMPANY AND THE TERMS OF THE OFFERING, INCLUDING THE MERITS AND RISKS INVOLVED.

THE INFORMATION HEREIN WAS PREPARED BY THE COMPANY AND IS FURNISHED BY THE PARTICIPATING BROKERS SOLELY FOR THE INVESTOR'S USE IN CONNECTION WITH THIS OFFERING. THE PARTICIPATING BROKERS HAVE NOT INDEPENDENTLY VERIFIED THE INFORMATION CONTAINED HEREIN OR OTHERWISE MADE AVAILABLE IN CONNECTION WITH THIS OFFERING. THE PARTICIPATING BROKERS MAKE NO REPRESENTATION AS TO THE ACCURACY OR COMPLETENESS OF THE INFORMATION CONTAINED HEREIN. NOTHING CONTAINED HEREIN SHOULD BE RELIED ON AS A PROMISE OR REPRESENTATION AS TO THE COMPANY'S FUTURE PERFORMANCE.

THIS MEMORANDUM CONSTITUTES AN OFFER TO YOU ONLY IF YOU ARE THE OFFEREE TO WHOM THIS MEMORANDUM IS INITIALLY FURNISHED AND YOUR NAME APPEARS IN THE TOP OF THE COVER PAGE OF THIS MEMORANDUM. THIS MEMORANDUM MAY NOT CONTAIN ALL OF THE INFORMATION THAT AN INVESTOR MAY DESIRE IN INVESTIGATING THE COMPANY'S BUSINESS. INVESTORS MUST CONDUCT AND RELY ON THEIR OWN EVALUATIONS OF THE COMPANY AND THE TERMS OF THIS OFFERING,

INCLUDING THE MERITS AND RISKS INVOLVED IN MAKING AN INVESTMENT IN THE COMPANY.

VARIOUS AGREEMENTS ARE SUMMARIZED IN THIS MEMORANDUM, BUT PROSPECTIVE INVESTORS SHOULD NOT ASSUME THAT THE SUMMARIES ARE COMPLETE. THE SUMMARIES ARE QUALIFIED IN THEIR ENTIRETY BY REFERENCE TO THE COMPLETE TEXT OF SUCH AGREEMENTS.

THIS MEMORANDUM INCLUDES STATISTICAL INDUSTRY DATA TAKEN OR DERIVED FROM INDEPENDENT SOURCES. WHILE THE COMPANY BELIEVES THAT THE DATA IS GENERALLY RELIABLE, INVESTORS SHOULD NOT PLACE UNDUE RELIANCE ON INDUSTRY DATA.

THIS MEMORANDUM DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY THE NOTES IN ANY JURISDICTION IN WHICH, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. EXCEPT AS OTHERWISE INDICATED, THIS MEMORANDUM SPEAKS AS OF THE DATE ON THE FRONT COVER. NEITHER THE DELIVERY OF THIS MEMORANDUM NOR ANY SALE MADE HEREUNDER IMPLIES THAT THERE HAS BEEN NO CHANGE IN OUR AFFAIRS AFTER THE DATE HEREOF.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS IN CONNECTION WITH THIS OFFERING OTHER THAN THE INFORMATION AND REPRESENTATIONS CONTAINED IN THIS MEMORANDUM. IF GIVEN OR MADE, OTHER INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE PARTICIPATING BROKERS. PRIOR TO THE CLOSING OF THIS OFFERING, THE COMPANY WILL AFFORD YOU AN OPPORTNoteY TO OBTAIN ADDITIONAL INFORMATION AND TO ASK QUESTIONS OF , AND TO RECEIVE ANSWERS FROM THE COMPANY CONCERNING THIS OFFERING, ITS BUSINESS AND OTHER RELEVANT MATTERS.

THE COMPANY AND THE PARTICIPATING BROKERS DISCLAIM LIABILITY FOR EXPRESS OR IMPLIED REPRESENTATIONS OR WARRANTIES CONTAINED IN, OR OMISSIONS FROM, THIS MEMORANDUM OR ANY OTHER WRITTEN OR ORAL COMMUNICATION TRANSMITTED OR MADE AVAILABLE TO YOU. YOU SHOULD NOT CONSTRUE THIS MEMORANDUM AS TAX OR LEGAL ADVICE. THIS MEMORANDUM SHOULD BE REVIEWED BY EACH PROSPECTIVE INVESTOR AND SUCH INVESTOR'S INVESTMENT, TAX OR OTHER ADVISORS, ACCOUNTANTS AND LEGAL COUNSEL.

THE SALE OF THE NOTES IS SUBJECT TO, AND EACH INVESTOR PURCHASING NOTES WILL BE REQUIRED TO EXECUTE THE SUBSCRIPTION AGREEMENT AND OTHER RELATED AGREEMENTS, THE TERMS OF WHICH ARE SUMMARIZED IN THIS MEMORANDUM. THE RIGHTS OF THE COMMON STOCK ARE SET FORTH IN OUR CERTIFICATE OF INCORPORATION. ANY PURCHASE OF NOTES SHOULD BE MADE ONLY AFTER A COMPLETE AND THOROUGH REVIEW OF THESE AGREEMENTS. IF ANY OF THE TERMS OF THESE AGREEMENTS ARE INCONSISTENT WITH OR CONTRARY TO THE DESCRIPTION OF THE TERMS IN THIS MEMORANDUM, THE AGREEMENT OR CERTIFICATE OF INCORPORATION WILL CONTROL.

THE COMPANY RESERVES THE RIGHT, IN ITS SOLE DISCRETION, TO MODIFY, AMEND OR WITHDRAW THIS OFFERING, INCLUDING THE NUMBER OF NOTES OFFERED, TO REJECT ANY SUBSCRIPTION, IN WHOLE OR IN PART, AND TO ALLOT TO AN INVESTOR FEWER THAN THE NUMBER OF NOTES THAT THE INVESTOR MAY DESIRE TO PURCHASE. NEITHER THE COMPANY NOR THE PARTICIPATING BROKERS WILL HAVE LIABILITY TO AN INVESTOR IF THE FOREGOING OCCURS.

THE NOTES HAVE NOT BEEN RECOMMENDED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. THESE AUTHORITIES HAVE NOT CONFIRMED THE ACCURACY OR DETERMINED THE ADEQUACY OF THIS MEMORANDUM. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

THE NOTES ARE SUBJECT TO RESTRICTIONS ON TRANSFERABILITY AND RESALE AND MAY NOT BE TRANSFERRED, RESOLD, PLEDGED, HYPOTHECATED, ASSIGNED OR OTHERWISE DISPOSED OF EXCEPT AS PERMITTED IN REGULATION D AND AS PERMITTED UNDER THE SECURITIES ACT AND APPLICABLE STATE SECURITIES LAWS OR PURSUANT TO REGISTRATION OR EXEMPTION THEREFROM. AN INVESTOR MAY BE REQUIRED TO BEAR THE FINANCIAL RISKS OF THIS INVESTMENT FOR AN INDEFINITE PERIOD OF TIME.

THE OFFERING PRICE OF THE NOTES HAS BEEN DETERMINED BY NEGOTIATION BETWEEN THE COMPANY AND THE PARTICIPATING BROKERS AND DOES NOT NECESSARILY BEAR ANY RELATIONSHIP TO THE ASSETS, BOOK VALUE OR POTENTIAL EARNINGS OF THE COMPANY OR ANY OTHER RECOGNIZED CRITERIA OF VALUE.

EACH PROSPECTIVE INVESTOR AND THE INVESTOR'S ADVISOR MAY REQUEST ADDITIONAL INFORMATION RELATING TO THIS OFFERING. THE COMPANY WILL SEEK TO PROVIDE SUCH INFORMATION TO THE EXTENT

POSSESSED BY THE COMPANY OR OBTAINABLE,WITHOUT UNREASONABLE EFFORT OR EXPENSE. OFFEREES MAY BE REQUIRED TO EXECUTE NON-DISCLOSURE AGREEMENTS AS A PREREQUISITE TO REVIEWING DOCUMENTS DETERMINED BY THE COMPANY TO CONTAIN PROPRIETARY, CONFIDENTIAL OR OTHERWISE SENSITIVE INFORMATION. ANY REQUEST FOR ADDITIONAL INFORMATION SHOULD BE MADE IN WRITING TO THE PARTICIPATING BROKERS.

All communications or inquiries relating to this Memorandum and this offering should be directed to:

Adam S. Tracy, Esq.
Securities Compliance Group, Ltd.
800 W. Fifth Ave., Suite 201A
Naperville, IL 60563
Tel. 888.611.7716
at@ibankattorneys.com

TABLE OF CONTENTS

The information contained in this Confidential Private Placement Memorandum is accurate only as of the date on the front cover of this Confidential Private Placement Memorandum, unless otherwise specified in this Confidential Private Placement Memorandum. Neither the delivery of this Confidential Private Placement Memorandum nor the consummation of any sale in connection with this offering shall, under any circumstance, create an implication that there has been no change in our affairs since such dates. No person has been authorized to provide you with different or additional information. No offer is being made to sell the Company's securities in any jurisdiction where the offer or sale is not permitted. We intend that this offer is being made only to parties who are "accredited investors."

Notwithstanding anything herein to the contrary, investors (and each employee, representative or agent of the investors) may disclose to any and all persons, without limitation of any kind, the tax treatment and tax structure of the offering and all the materials of any kind (including opinions to other tax analyses) that are provided to the investors solely relating to the tax treatment and tax structure. However, any information relating to the U.S. federal income tax treatment or tax structure will remain confidential (and the foregoing sentence will not apply) to the extent reasonably necessary to enable any person to comply with applicable securities laws. For this purpose, "tax treatment" means U.S. federal income tax treatment and "tax structure" means any facts relevant to the U.S. federal income tax treatment of the offering but does not include information relating to the identity of the issuer of the securities, the issuer of any assets underlying the securities or any of their respective affiliates that are offering the securities.

RESTRICTED SECURITIES

The Offering Notes offered hereby in this offering memorandum have not been registered with, or approved, by the United States Securities and Exchange Commission, nor has this memorandum been filed with or reviewed by the attorney general of any state or the securities regulatory authority of any state. This offering is based on the exemption from such registration as set forth in §4(2) and rule 506 of Regulation D of the Securities Act of 1933, as amended.

The investment described in this memorandum involves risks, and is offered only to individuals who can afford to assume such risk for an indefinite period of time and who agree to purchase the Offering Notes only for investment purposes and not with a view toward the transfer, resale, exchange or further distribution thereof. There will be no public market for the Offering Notes issued pursuant to this offering memorandum. Federal and state securities laws limit the resale of the Offering Notes and it is therefore recommended that each potential investor seek counsel should they desire more information.

The price of the Offering Notes as described in this offering memorandum has been arbitrarily determined by the sponsors of this investment, and each prospective investor should make an independent evaluation of the fairness of such price under all the circumstances as described in the attached offering memorandum.

No person is authorized to give any information or make any representation in connection with this memorandum, except such information as is contained or referenced in this memorandum. Only information or representations contained or referenced herein may be relied upon as having been made by the Company. Prospective investors who have questions concerning the terms and conditions of this private offering memorandum or who desire additional information or documentation to verify the information contained herein should contact the company. Projections or forecasts contained in this private offering memorandum, or other materials, must be viewed only as estimates. Although any projections contained in this memorandum are based upon assumptions, which the Company believes to be reasonable, the actual performance of the Company may depend upon factors beyond the control of the Company. No assurance can be given that the Company's actual performance will match its intended results.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain of the statements contained in this Memorandum discuss future expectations, contain projections of results of operations or financial condition or state other "forward-looking" information. The words "believe," "expect," "anticipate," "intend," "estimate," "may," "should," "could," "will," "plan," "future," "continue," and other expressions that are predictions of or indicate future events and trends and that do not relate to historical matters identify forward-looking statements. These forward-looking statements are based largely on the expectations or forecasts of future events, can be affected by inaccurate assumptions, and are subject to various business risks and known and unknown uncertainties, a number of which are beyond the control of management. Therefore, the actual results could differ materially from the forward-looking statements contained in this Memorandum.

Important factors that may cause the actual results to differ from the forward-looking statements, projections or other expectations include, but are not limited to, the following:

our ability to raise sufficient capital to execute our business plan;

competition from larger, more established entities with far greater economic and human resources than us;

our ability to attract and retain quality employees;

the effect of changing prices for property, plant and equipment;

the effect of changing economic conditions;

changes in government regulations, tax rates and similar matters; and

We do not promise to update forward-looking information to reflect actual results or changes in assumptions or other factors that could affect statements made in this Memorandum.

SUMMARY OF THE OFFERING

The following summary information is qualified in its entirety by reference to, and should be read in conjunction with, the more detailed information and financial statements (Including the notes thereto) appearing elsewhere in this Memorandum and the exhibits hereto. Each prospective investor is urged to read this Memorandum, including the Exhibits hereto, in its entirety. As used herein, the term "Company" includes the operations of Soft Landing Labs, Ltd., unless the context otherwise requires. This Memorandum contains forward-looking statements that involve risks and uncertainties. Our actual results may differ materially from the results discussed in this forward-looking statements, Factors that might cause a difference include, but are not limited to, those discussed in "Risk Factors".

Issuer:	Soft Landing Labs, Ltd.
Securities:	Up to twenty convertible promissory notes of the Company, face value $25,000.00. The Notes shall carry an interest rate of 9% and make semi-annual interest payments beginning on Dec. 1, 2012 and continuing every six (6) months thereafter during the Term.
Term:	The Notes will mature on December 1, 2015
Maximum Investment:	20 Notes
Minimum Investment:	10 Notes
Conversion:	Each Note will be convertible into shares of the Company's common stock at a price of $.80 per share. The Notes will be convertible upon notice to the Company at any time should the Company list its common stock on any major national securities exchange.
Liquidation Preference:	The Notes will constitute the senior subordinated unsecured debt of the Company
Restricted Securities:	There is no established public trading market for the Notes offered herein, and the Issuer does not expect a market to develop. Moreover, there is no established public trading market for the underlying shares of common stock. The Company intends to apply for a listing of its common stock on a major national securities

	exchange but does not represent or warrant when and if such listing will occur.
Use of Proceeds:	The funds raised by sale of the Notes offered herein will be used for the general working capital needs of the Company.
Redemption:	The Notes do not carry any redemption rights.
Pre-emptive Rights:	Holders of the Notes shall be granted rights to participate in subsequent debt or equity financings of the Issuer based upon their pro-rata ownership.
Dividends:	The Company, in its sole and absolute discretion, issue dividends to the holders of its common stock out of funds legally available to pay dividends.
Rights of First Offer:	The Holders of the Notes will have a right of first refusal with respect to any subsequent debt or equity financings of the Issuer upon their pro-rata ownership
Representations and Warranties:	The Issuer will make representations and warranties in the definitive agreements customary in transactions of this kind including, without limitations, representations regarding due formation, qualification and good standing, organization documents and by-laws, company power, subsidiaries, capitalization, authorization, due issuance, financial statements, subsequent developments, no encumberances, obligations, use of proceeds, assets, litigation, proprietary information, contracts and commitments. The Issuer's representations concerning financial statements, ownership of its intellectual property, compliance with laws and non-infringement of third party intellectual property rights, shall not be qualified by any "knowledge" qualifier.
Definitive Agreement:	The Issuer will act in good faith to negotiate, complete and enter into a definitive Subscription Agreement and related closing documents

reflecting the terms and conditions hereof as soon as reasonably practicable.

WHO MAY INVEST

The Offering Notes are being offered through this Memorandum without registration under the Securities Act pursuant to the exemption from the registration requirements of the Securities Act provided by Section 4(2) thereof and Rule 506 of Regulation D promulgated thereunder ("Rule 506"). Rule 506 restricts the number and nature of purchasers of securities offered pursuant to the Rule.

Nature of Purchasers

In order for the Company to qualify this offering as a Rule 506 offering, we will sell the Offering Notes only to those investors who are "Accredited Investors," as such term is defined in Rule 501(a) of Regulation D. Accredited Investors are those investors who meet at least one of the following standards or others set forth in Rule 501(a) of Regulation D, which are described in more detail in the Subscription Agreement:

(a) $1,000,000 Net Worth. The investor is a natural person whose net worth, either individually or jointly with his or her spouse, exceeds $1,000,000, inclusive of home, home furnishings and automobiles;

(b) $200,000 Income. The investor is a natural person who has had individual income from all sources (without including any income of his or her spouse unless such spouse is a co-purchaser) in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same level of income in the current year;

(c) Company, Corporate or other Entity Investors. In general, a Company, corporation, revocable or grantor trust or unincorporated association is deemed to be an Accredited Investor if all of the equity owners of that entity (or in the case of a revocable or grantor trust, all persons with the power to revoke the trust) qualify as Accredited Investors under subparagraph (a) or (b) above; and

(d) Trust or Employee Benefit Plan Investors. In general, a qualified employee benefit plan or trust will qualify as an Accredited Investor if (i) the entity is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, and the investment decision is made by a Plan fiduciary, as defined in Section 3(21) of such Act which is a bank, savings and loan association, insurance Company or registered investment advisor, or (ii) the entity is a qualified profit sharing or defined contribution Plan, the Plan provides for segregated accounts for each Plan participant, the governing documents of the Plan provide that each participant may direct the trustee to invest his or her funds in the investment vehicles of his or her choice and the purchase of the Offering Notes are made pursuant to an exercise by the Plan participant, who is an Accredited Investor under subparagraph (a) or (b) above, of such power to direct the investments of his or her segregated account; or (iii) it is a revocable trust and each person with the power to revoke the trust qualifies as an Accredited Investor under subparagraph (a) or (b) above.

General Suitability Standards

The Offering Notes will be sold, in the discretion of the Company, only to a person (i) who purchases the Offering Notes at the offering price; (ii) who represents in writing that he or she qualifies as an Accredited Investor; (iii) who complies with the terms of the Subscription Agreement; (iv) who represents that he or she has been furnished and has carefully read and relied solely on the information contained in this Memorandum, including all exhibits, amendments and supplements hereto; (v) whose

14overall commitment to investments which are not readily marketable is not disproportionate to his or her net worth, and whose acquisition of the Offering Notes will not cause such overall commitment to become excessive; and (vi) who has no need for liquidity with respect to his or her investment in the Offering Notes and is capable of suffering the loss of his or her entire investment in any of the Offering Notes purchased.

A breach by an investor of any of his or her representations made to the Company, which results in a loss by the Company of the registration exemption provided by Regulation D or other exemption will cause such investor to be liable to the Company for all damages and to losses proximately caused thereby.

The basis for establishing the foregoing standards include the relative lack of liquidity of the Offering Notes, the risks inherent in an investment in the Offering Notes and possible adverse tax consequences of a premature sale of any Offering Notes. The foregoing standards represent minimum requirements for a prospective purchaser and the Company reserves the right to reject any subscription notwithstanding compliance with these standards or to apply more stringent suitability standards. The Offering Notes may also be sold to corporations, Companys, employee benefit plans trusts and other entities meeting the foregoing requirements.

Subscription Procedures

In order to subscribe for the Notes, a prospective investor must:

1. Complete and execute the Subscription Agreement and deliver it along with payment to the Company as follows:

Soft Landing Labs, Ltd., c/o Dr. Abdel Fahmy

1s224 Summit Ave, Oakbrook Terrace, IL 60181

2. Pay the amount for the Offering Notes subscribed ($25,000 multiplied by the number of Offering Notes to be purchased) by check or wire transfer.

Payments by check should be made payable to Soft Landing Labs, Ltd. and delivered to the attention of Dr. Abdel Fahmy at the address noted above.

Payments by wire transfer should be made as follows: (please call for details)

Bank Name:

ABA Routing No.:

Account No.:

For Credit to Account of:

Bank Address:

We reserve the right, in our sole discretion, to reject the subscription of any potential investor. If the offering is oversubscribed, we may prorate any or all subscriptions received or reject any subscription entirely. Prospective investors will be notified of the acceptance or rejection of their subscriptions within five (5) days of receipt of payment and a completed Subscription Agreement. We will deposit all funds in a Segregated Account at Bank of America, Chicago, Illinois pending our acceptance or rejection of the subscription. Upon sale of the Minimum Offering and acceptance of the subscription, we will release the subscription amount for the Offering Notes from the Segregated Account to our operating account. If we reject the subscription, we will promptly refund the subscriber's funds without interest thereon. After sale of the Minimum Offering, there will be periodic closings of accepted subscriptions and release of subscription funds to our operating account.

Corporations, Companies, trustees, agents or other persons acting in a representative capacity are required, except at our discretion, to furnish with the Subscription Agreement, further evidence that such investor has the authority to invest in the Notes or an opinion of counsel acceptable to us the effect that such investor has such authority.

RISK FACTORS

The purchase of securities hereunder involves a number of risk factors. The risks described below are not the only risks involved with an investment in the Offering Notes. If any of the following risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously harmed and purchasers may lose all of their investment. In addition to the risk factors set forth in this Memorandum, prospective purchasers should consider the following risks associated with a purchase of such securities.

Purchase Price of the Offering Notes Determined Arbitrarily.

The Purchase Price of the Offering Notes was determined arbitrarily solely by the Company. The Company makes no representations to prospective investors as to the market value of the Offering Notes. All prospective investors are urged to consider the purchase of the Offering Notes on its merits as an investment and to consult professional advisers having relevant expertise.

No Market for Offering Notes and No Exit Mechanism.

There currently is no market whatsoever for the Offering Notes, and it is expected that there will be no market for the Offering Notes. Consequently, holders of such securities may not be able to sell them readily, and Offering Notes may not be readily accepted as collateral for a loan. Investors should be prepared to hold these securities indefinitely and cannot expect to be able to liquidate their investment even in the case of an emergency. Accordingly, an investment in Offering Notes is suitable solely for persons able to make and bear the economic risk of a long-term investment.

Less Than Full Offering.

There can be no assurance that this Offering will be completely sold out. If less than all of the 20 Offering Notes are sold, then less than the maximum proceeds will be available to the Company, and, consequently, its business plans and prospects could be adversely affected, as these are the funds required to purchase, own and operate the Company assets.

We are a developmental stage company and expect to incur significant operating losses for the foreseeable future.

We have limited operating history. We have not generated any significant revenues as of the date of this circular. The likelihood of the Company obtaining sufficient market share so as to become profitable must be considered in light of the expenses, difficulties, complications and delays encountered with starting a venture of this kind. Specifically, we are faced with significant competition and barriers to entry from established, highly capitalized competitors. Accordingly, we expect to incur significant losses in the foreseeable future. We recognize that if we are unable to generate funding, we will not be able to earn profits or continue operations. There exists no history upon which to base any reasonably assumption as to the likelihood that we will generate revenues or ever achieve profitable operations.

Additional Financing.

There is no assurance that the Company will be able to obtain additional financing. In the absence of additional financing, the Company may not be able to acquire any assets or develop any property. There is a possibility that the Company, in the event it is able to obtain additional financing, that a situation will arise where the Company may be unable to make payments of principal and interest. In that case, the Company will default on its obligations and may become subject to lawsuit or bankruptcy.

We will not qualify for a listing on a national exchange following this offering and cannot ensure that we will ever qualify for such listing.

Our common stock is not eligible for trading on any stock exchange and there can be no assurance that our common stock will achieve listing on any such exchange. We will seek to hire market makers, who will apply for quoting our stock price on the Over-The-Count Pink Market Trading System pursuant to Rule 15c2-11 of the Securities Exchange Act of 1934, but there can be no assurance we will obtain such a service. And even we had one; there is no guaranteed approval of such application. There is no assurance that a trading market will develop or, if developed, that it will be sustained. The OTC Pink Market tends to be highly illiquid, in part because there is no national quotation system by which potential investors can track the market price of shares except through information received or generated by a limited number of broker-dealers that make markets in particular stocks. There is a greater chance of market volatility for securities that trade on this market as opposed to a national exchange or quotation system. This volatility may be caused by a variety of factors, including:In a volatile market, you may experience wide fluctuations in the market price of our securities. These fluctuations may have an extremely negative effect on the market price of our securities and may prevent you from obtaining a market price equal to your purchase price when you attempt to sell our securities in the open market. In these situations, you may be required to either sell our securities at a market price which is lower than your purchase price, or to hold our securities for a longer period of time than you planned.

We have broad discretion in the application of proceeds.

We intend to use the net proceeds of this offering primarily fund operations. Due to the number and variability of factors that will be analyzed before we determine how to use such net proceeds, we will have broad discretion in allocating a significant portion of the net proceeds from this offering without any action or approval of our stockholders. Specifically, as we have not engaged in significant efforts to market our product, upon doing so, our management, in its sole and absolute discretion, may determine that the net proceeds of this offering are best applied to, for instance, employee wages and commissions as opposed to direct marketing efforts. Management shall endeavor to apply the net proceeds of this offering in any such manner which it deems to be most appropriate and necessary for the Company to reach profitability, however, it does not guarantee that the application of funds will result in profitability. Investors will not have the opportunity to evaluate the economic, financial and other relevant information which will be considered by us in determining the application of such net proceeds.

Uninsured Losses.

The Company will arrange for comprehensive insurance, including fire, liability and extended coverage, of the type and in the amounts customarily obtained for properties similar to those to be owned by the Company and will endeavor to obtain coverage where warranted against earthquakes and floods. However, in many cases certain types of losses (generally of a catastrophic nature) are either uninsurable or not economically insurable. Should such a disaster occur with respect to any of the Properties, the Company could suffer a loss of capital invested and not realize any profits which might be anticipated from the disposition of the properties.

Revenue Shortfalls.

Revenues from the Company assets may not increase sufficiently to meet increases in operating expenses or debt service payments under the debentures or to fund changes in the variable rates of interest in respect to such loans.

Net Worth of the Company.

The Company has no material net worth.

Reliance on Company Management.

Prospective investors assessing the risks and rewards of this investment should appreciate that they will, in large part, be relying on the good faith and expertise of the management of the Company. The Bylaws of the Company does not provide a mechanism for the removal of management. It is likely that an act of fraud or gross negligence or the failure to meet the performance standard would only be recognized by the Company if it were a decision made by a court of law. It may therefore be difficult, time-consuming and expensive to remove the management of the Company.

Securities are Speculative.

The Offering Notes offering herein must be considered speculative, generally because of the nature of the Company's business and the early stage of its development. The Company has no proven history of performance, earnings or success.

Good Faith of Management.

In assessing the risks and rewards of an investment in the Offering Notes, potential subscribers should appreciate that they are relying on the good faith and judgment of the management of the Company in administering and managing the business of the Company. Although the approval of the Noteholders is required for certain matters, Noteholders have no right to take part in the management of the business of the Company and the Company will be bound by the decisions of its management as provided in the bylaws. It would be inappropriate for subscribers who are unwilling to rely on the management of the Company to this extent to subscribe for Offering Notes.

Conflicts of Interest.

The Company is or may be subject to various conflicts of interest. The Company does not have independent management and will be relying on its management for the day-to-day management and operations of the Company and the Company assets.

The President and the officers and employees of the Company are also directors and officers of other companies and, as such, may have conflicts of interest in allocating management time, services and functions amount the Company and their other activities. Investment in the Company will not carry with it the right to invest in any other property or venture of any of the President and officers and employees of the Company.

Implementation of Business Plan

The Company currently does not have sufficient working capital to pursue our business plan in its entirety as described in this Memorandum. Our ability to implement our business plan will depend on our ability to sell the Notes and to execute the business plan. We have a Minimum Offering requirement for this Offering and there is no guarantee we will receive enough proceeds from the Minimum Offering to fund business operations as planned. We will require additional capital to fully execute the business plan. No assurance can be given that we will be able to obtain additional capital, or, if available, that such capital will be available at terms acceptable to us, or that we will be able to generate profit from operations, or if profits are generated, that they will be sufficient to carry out our business plan, or that the plan will not be modified.

General Economic and Market Conditions

Segments of our industry have experienced significant economic downturns characterized by decreased product demand, price erosion, work slowdowns and layoffs. The Company's operations may in the future experience substantial fluctuations from period to period as a consequence of general economic conditions affecting the timing of orders from major customers and other factors affecting capital spending. Therefore, any economic downturns in general would have a material adverse effect on the Company's business, operating results and financial condition.

NOTE: IN ADDITION TO THE ABOVE RISKS, BUSINESSES ARE OFTEN SUBJECT TO RISKS NOT FORESEEN OR FULLY APPRECIATED BY MANAGEMENT. IN REVIEWING THIS OFFERING CIRCULAR POTENTIAL INVESTORS SHOULD KEEP IN MIND OTHER POSSIBLE RISKS THAT COULD BE IMPORTANT.

USE OF PROCEEDS

We are offering a minimum of 10 Notes for gross offering proceeds of $250,000 and a maximum of 20 Notes for maximum gross offering proceeds of $6,000,000. The following table sets forth the use of proceeds assuming 10 and 20 Shares are sold.

	Assuming sale of 10 Notes		**Assuming sale of 20 Notes**	
	Amount	**Percent**	**Amount**	**Percent**
Gross Offering Proceeds (1)	$250,000.00	100.0	$500,000.00	100.0
Commissions (2)	$12,500.00	5.0	$25,000.00	5
Offering Expenses (3)	$5,000	2	$5,000.00	1
Net Proceeds	$232,500.00		$470,000.00	
Sales and Marketing (4)	$62,500.00	25	$125,000.00	25
Research and Development (5)	-	-	-	-
Facilities and Equipment (5)	$100,000.00	40	$200,000.00	40
Close IPO Transaction (6)	$10,000.00	4	$10,000.00	2
Working Capital (7)	$60,000.00	31	$135,00.00	33
Net Cash Proceeds	$232,500.00		$470,000.00	
Total Commissions and Offering Expenses	$17,500.00		$30,000.00	
Total Application of Gross Proceeds	$250,000.00	100.0	$500,000.00	100.0

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(1) We are offering 10 Notes on a "best efforts all-or-none" basis and the remaining 10 Notes on a "best efforts" basis. The Corporation will release the subscription proceeds from the Escrow Account upon sale of the Minimum Offering. Thereafter, the Corporation will release subscription proceeds from the Escrow Account to our operating account as we sell Notes and accept subscriptions in a series of closings during the Offering Period. If the Minimum Offering is sold, but less than the Maximum Offering is sold, the net proceeds will be applied among all of the categories on a proportionate basis, in our discretion, except for the repayment of the Notes.

(2) We are offering the Notes to our officers and employees without payment of a commission or other compensation. If we decide to sell part or all of the offering through Participating Brokers or third parties, we will pay commissions equal to 5% of the price of the Notes sold by them. We will also issue the Participating Brokers or third parties Brokers' Warrants equal to 5% of the number of Notes they sell in the offering. The table

assumes that all of the Notes are sold through the Participating Brokers or third parties, which may not be the case. See "Plan of Placement."

(3) We will pay the offering expenses and will be reimbursed for such costs and expenses from the proceeds of the offering. The offering expenses include legal and accounting fees, blue sky fees, printing, postage and any of our general administrative expenses or those of our affiliates directly related to the offer and sale of the Notes. See "Plan of Placement."

(4) Represents the estimated costs of trade shows, hiring additional marketing, sales and technical services personnel, recruiting independent and international sales representatives, preparation of sales materials to promote our technology and products, and for travel and related expenses.

(5) Represents estimated cost of our research and development activities.

(6) Represents the estimated amount to close the IPO transaction.

(7) Represents the estimated amounts which we will apply toward working capital to cover our expected operating deficits, rent, salaries and general and administrative expenses. See "Plan of Placement."

The foregoing represents our best estimate of the allocation of the proceeds of this offering based on our present plans and business conditions. However, there can be no assurance that unforeseen events or changes in business conditions will not result in the application of proceeds of this offering in a manner other than is described in this Memorandum. Any such reallocation of the net proceeds of this offering would be substantially limited to the categories set forth above. We believe we will have sufficient working capital for six months if the Minimum Offering is sold, provided at least $2,000,000 is in cash, exclusive of the conversions. If the cash generated from the offering is substantially short of $2,000,000, we will have to obtain interim debt or other equity financing to fully implement our business plan. While we believe that it will be able to obtain such funds, no assurances can be offered that funds will be available or be available on acceptable terms and conditions.

Pending such uses, we may invest such funds in short-term, interest-bearing securities where there is appropriate safety of principal or in interest-bearing bank accounts.

MARKET PRICE & DIVIDEND POLICY

To date, the Company has not declared or paid cash dividends on our shares of common stock. The holders of our common stock offered by way of the conversion of the Notes offered herein will be entitled to non-cumulative dividends on the shares of common stock, when and as declared by our board of directors, in its discretion. We intend to retain all future earnings, if any, for our business and do not anticipate paying cash dividends in the foreseeable future.

Any future determination to pay cash dividends will be at the discretion of our board of directors and will be dependent upon the Company's financial condition, results of operations, capital requirements, general business conditions and such other factors as our board of directors may deem relevant.

In the event that we list our common equity securities upon a major national exchange, it will likely be listed on the Over The Counter Pink Sheets marketplace. Traditionally, securities listed on that market are relatively illiquid. Accordingly, our then-shareholders may have difficulty liquidating their shares and obtaining an accurate and fair price.

CAPITALIZATION

The following table sets forth the capitalization of the Company as of December 31, 2011 adjusted to reflect the sale by the Company of the Minimum Offering and Maximum Offering.

	As of December 31, 2011 (in 1,000's)		
	Actual (UnAudited)	As Adjusted for Sale of Minimum Offering[1]	As Adjusted for Sale of Maximum Offering
Assets	47	280	517
Liabilities	25	275	525
Stockholders' Equity	22	5	-8

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(1) Reflects receipt of the cash proceeds from the sale of 20 Notes in the Maximum Offering and 10 Notes in the Maximum Offering.

DILUTION

Purchasers of the Notes may experience immediate and substantial dilution in the net tangible book value should they elect to convert the Notes during the Term. Net tangible book value per share represents the amount of the Company's stockholders' equity, less intangible assets, divided by the number of shares of common stock deemed outstanding. The net tangible book value of our common stock as of December 31, 2011 was approximately $.025 per share.

"Dilution per share" represents the difference between the price to be paid by new investors in this offering, on an as-converted basis, and the net tangible book value per share of common stock immediately after completion of this offering. After giving effect to the sale by the Company of the Minimum Offering, and the application of the estimated net proceeds in the manner set forth in "Use of Proceeds," the net tangible book value of the Company at December 31, 2011 would have been approximately $ $.0005 per share. This represents an immediate dilution in net tangible book value of approximately $.025 per share to new investors purchasing Notes in this offering on an as-converted basis.

After giving effect to the sale by the Company of the Maximum Offering and application of the estimated net proceeds in the manner set forth in the Use of Proceeds, "the net tangible book value of the Company at September 30, 2006 would have been approximately ($.0008) per share. This represents an an immediate dilution in that tangible book value of approximately $.028 per share to new investors purchasing Notes in this offering on an as-converted basis.

BUSINESS SUMMARY

The Company

The Company's inception, growth, and reasoning behind laboratory testing

At the end of 2009, Dr. Abdel Fahmy, a well-recognized addiction specialist, founded Soft Landing Labs, Inc. Dr. Fahmy got the idea of starting the Company when he became frustrated with drug testing options. Some of his frustrations centered around reports that took from seven (7) to ten (10) business days from testing to receipt. Also, Dr. Fahmy noted that urine drug testing laboratories did not always offer customized testing panels to fit the needs of the facility as well as the patients, nor did they offer to test for all the prescribed medication that the patients were on. As a consequence, Dr. Fahmy decided to form the Company so he could build his own urine drug testing laboratory from scratch – in Dr. Fahmy's eyes, the laboratory would resolve these types of frustrations for both the provider and the physician and also make a profit.

From day one, the Company made the decision to use high end technology to deliver the best customer satisfaction services. The first step towards fulfilling the Company's commitment was to use Ultra Performance Liquid Chromatography and Mass Spectrometry (UPLC/MS/MS) technology to deliver accurate results that in some cases can detect as low as 1 ng/ml concentration of drugs present in a patient's urine. Second, the lab can offer same day preliminary screening results followed by colored reports for the confirmation results that aids physicians in quickly identifying their patients' conditions. In addition to the above, the Company catered its testing panels to fit the needs of the ordering physicians, as well as offered tests for drugs that were (are) not offered by many other labs such as the synthetic marijuana (K2).

Now the Company is looking at participating in a new market -- drug testing in the Primary Care segment. Screening Brief Interventions and Referral to Treatment (SBIRT) is an effort initiated by the Substance Abuse and Mental Health Service Agency (SAMHSA) to teach and incentivize primary care providers to screen their patients for alcohol and drug abuse. The Company believes that such screening will lead to increased testing by this market segment. Because of Dr. Fahmy's experience in this area, the Company believes that it is positioned to take advantage of this program better than any other competitor. Basically, assisting physicians in improving patients safety is the crux of the Company's mission and the Company believes that it is able to accomplish this mission with a whole host of capabilities and features that are geared towards the speed of reporting, revolutionizing the quality of testing, having comprehensive results, clear communication, and a high caliber of customer service. Finally, the Company offers a personable approach, and works very closely with treating providers providing one-on-one interactions with its scientists and executives.

The Company is Clinical Laboratory Improvement Amendments (CLIA) accredited, COLA compliant (Laboratory accreditation organization which was granted by CMS deeming authority under CLIA, The Joint Commission also recognizes COLA's accreditation program), surveyed by the American College of Physicians (ACP) and the College of American Pathologists (CAP), and is able to serve drug testing needs in most states.

The Technology

Instrumentation

The Company uses one of the most advanced technology in the field -- ultra-performance liquid chromatography with tandem mass spectrometry.

The Company's propriety software interacts with the Company's instrumentation allowing the Company to automate many of the steps performed manually by the Company's competition. This proprietary technology enables the Company to greater efficiencies, shorter turn-around times, and more cost effective solutions as explained above.

Results

The Company's software automatically deciphers and interprets results from the instrumentation, as well as provider color codes and comments on test results. The Company's engineers then confirm the accuracy of the interpretation and the Company's clinical directors verify the final results.

Reporting

The Company has developed a sophisticated provider portal where results are uploaded and indexed. Providers can search patients' results by many variables and color codes, and then download and print multiple reports with one click. They can also review and print out performance reports on how well their patients are doing.

Providers can also keep track of patients using specific medications through the Company's "medication search" option. This option quickly provides a list of unique patients taking a given medication. The feature is particularly useful in Suboxone programs because providers can keep an ongoing list of all patients taking specific medications for compliance purposes.

Reports can also be submitted through traditional venues like fax, mail, or in person.

The company plans to acquire the capability to transmit results through Electronic Medical Records.

Doctor Shopping Clue/Alert

The Company has developed a unique feature in its reporting system that alerts providers when a given patient is being drug tested by more than one provider in the system. This feature aids treating providers in managing pain or addiction patients by allowing a provider to address the issue with its patients, assisting with compliance and reducing drug diversion.

Many states are working to combat the practice of doctor shopping by giving physicians the ability to find out if their patients are being prescribed controlled substances by other physicians through a web portal prescription monitoring program. Unfortunately, few states are yet to complete such systems and even then it takes between one (1) to two (2) weeks to gather the necessary information from pharmacies that dispense such prescriptions before it appears on the portal. With the Company's reporting software, results are uploaded the day after the drug test is received and the software keeps track of the name of the patient the test belongs to as well as the name of the treating physician. If the patient goes to another provider for the same reason, the system alerts all providers involved in the care of that patient. This process decreases the lag period for detecting "doctor shoppers" from one (1) to two (2) weeks to one (1) to three (3) days.

The Services

Suboxone Programs

Because the Company's Management Team understands that Suboxone programs are greatly needed in the field, the Company offers a comprehensive Suboxone Program to providers that includes the following:

- An extensive panel, including Buprenorphine and Norbuprenorphine.
- Color-coded reporting of potential drug interactions.
- Color-graded results for ease of reading.
- Web reporting which includes a search on patients using prescribed medications. American Society of Addiction Medicine (ASAM) certified physicians commenting on reports.
- Instant results panel is available.*
- Collection service is available.*

Drug Rehabs

The constantly increasing variety of street drugs, the resourcefulness and creativity of addicted clients, and the rising cost of drug tests strips have created financial and logistical challenges for providers trying to monitor their clients' compliance with treatment. The Company recognized thes above challenges and developed programs to assist drug rehab facilities with managing their clients. As such, the Company provides:

- UPLC/MS/MS for detecting and quantifying drugs.
- Customized programs to match the facilities unique needs.
- Clinicians involved in developing programs.
- Financially reasonable approaches.

Currently, drug treatment and pain centers use one of two measures to provide drug testing to their patients. The first measure is to send the drug test to big labs like Quest and wait several days to get the results back, which is a very inefficient way of managing patients because the providers do not have the essential information they need to make a decision at the time they are working with the patient. The other option is to purchase "instant results cups" which provide the treating physician with drug test results at the time they are evaluating the patient, which is the initial step. Then these instant cups need to be sent to a lab for confirmation. This option is also an expensive option because the test cups can cost the drug treatment center up to $10 to $12 each and such costs are not adequately and consistently reimbursed by insurance companies. As such, in these instances the Company is now thinking about utilizing the medical billing model whereby the Company would bill the insurance companies for the above services. The Company believes that this method of handling these types of matters will be financially advantageous to the drug rehab centers and is the correct way to go about this issue in light of the mental health parity act and addiction being a medical condition. That said, this model can only be applied to outpatient care because drug testing costs are already included in the drug rehab insurance payments for inpatient care. As a consequence, the Company is currently investigating the legality of offering the providers a capitated payment or a shared risk model in some situations.

Pain Physicians

The Company is sensitive to the brewing debate about the medical necessity of drug testing in pain specialty and does not condone indiscriminate testing without established medical guidelines. The Company is also cognizant of the importance of drug testing and bio-monitoring in certain subsets of patients where red flags have been identified. The Company recommends that physicians ordering drug testing for pain patients document such needs in a patient's medical record and base their decisions of ordering such tests on sound medical data.

The Company acknowledges the need for instant testing at the physician's office for preliminary results which is accomplished by a single multi-panel cup or strip.

In addition, the Company believes that the most cost effective procedure is the utilization of multi-panel drug test cups/strips followed by drug confirmation and quantification in its laboratory.

Primary Care Physicians

The Company is aware of the gap in addiction treatment in working with Primary care providers to educate about the use of LCMSMS for confirmation of suspicious drug use and proper screening of workflows and protocols.

The Company staff has a significant experience in the field of Primary Care and realizes the tremendous role that their specialty in drug addiction methodologies will have on the future of health care.

With healthcare reform implementation around the corner, The company is defining the role of drug confirmation within the structure of the Accountable Care Organizations. In doing so, we emphasize the impact of accurate and timely diagnosis on cost effectiveness and providing quality care-- while avoiding unnecessary expenses endured by reactionary rather than proactive care.

The Market

The primary market for the Company is in drug testing and quantification

The drug testing and quantification market has traditionally been a cash business estimated at two billion dollars ($2,000,000,000) a year.

The cash-based covered drug testing market includes drug testing in drug rehabilitation centers, drug courts, employment drug testing, and school-based testing.

The insurance-covered drug testing occurs mainly in the medical field which is focused on Suboxone clinics and pain treatment centers. This is the most lucrative segment of the drug testing market and is the main focus of the Company at this time. Converting some of the customers in the cash-based segment to the insurance model is also a target for the Company. For example, instead of employers paying out of pocket for the drug testing the Company has developed a model whereby the Company would bill the insurance instead. Although the Company has not tested this billing model it believes that insurance would pay under this model.

The company believes that the market can be divided into the following segments:

- Healthcare testing
- Workplace drug testing
- School-based testing
- Drug court testing
- Forensics

Although the Company has been focusing on the healthcare segment it believes that it has a significant advantage and much to offer in other segments. Although the Company has not yet done any market research to investigate the chances of success in penetrating these markets it believes that it brings so much more value than the current model that it would be difficult to turn down the Company's additional offerings.

1. Healthcare Testing

The Company has mainly focused on Suboxone doctors but as the Company adds sales reps it plans to infiltrate the other disciplines.

It is important to note that the Company believes that SBIRT, mentioned above, will eventually add a new category in the healthcare testing, which is the primary care market. The primary care category is comprised of more than 350,000 physicians nationwide.

In addition, the Company noticed three (3) new changes in healthcare that has opened a great opportunity for it:

1. Medicare capped paying physicians for in-house drug testing to $20 per encounter, which was previously unlimited and many physicians billed $200-$250 per sample. This will move the in-house drug testing from the physician's office to the lab.

2. Synthetic Marijuana became illegal in most states after the DEA attempted to schedule it in November 2010.

3. SBIRT is gaining traction.



Potential Customers
40,000
30,000
20,000
10,000
0
Suboxone...
Drug Rehabs
Pain Clinics
Total
Suboxone Clinics
Drug Rehabs
Pain Clinics
Total

2. Workplace Testing:

There are 23 million companies in the US, below is a table with the sectors that drug test their employees showing the potential for improvement.

Random drug testing has shown to decrease absenteeism, problems with supervisors, work related injury and insurers are supportive of it. Employee Assistance Program are now trying to learn SBIRT and implement it in the workplace which gives us an advantage over other labs.

Companies Which Drug Test Employees		
Business Category	Testing of New Hires	Testing of All Employees
Financial Services	35.8%	18.8%
Business & Professional Services	36.0%	18.4%
Other Services	60.3%	34.7%
Wholesale & Retail	63.0%	36.8%
Manufacturing	78.5%	42.2%

The Company proposes to conduct random workplace drug testing as part of a health screen where employee get to meet with a physician through a videoconference call and with the help of an onsite trained nurse or medical assistance. The Company has built a medical grade videoconferencing system that can be used for this purpose. Many physician groups would welcome the opportunity to partner with the Company's lab on delivering this service.

3. School Based Testing

Drug testing in schools is gaining traction, now more than 400 catholic schools are mandating drug testing. Psychmedics have gained the biggest share of this market through hair testing, offering to test for 5 drugs at $45 each. Schools have to pay for it but usually pass that cost to parents.

Here again our proposal embraces the spirit of SBIRT and brings the drug testing to the physician's office as part of the annual physical, relieving the school from the cost and responsibility while working with parents to address their concerns in a medical setting with less stigma than the school environment.

The Company is also embarking on hair testing and will develop the needed methodologies for such procedures to be even more competitive.

The table below shows the difference between the current model and the Company's proposed model for workplace and school based drug testing.

Current Model	Our Proposal
Employers/schools pays fifty dollars ($50) per test	Free for employers and schools, billed to patients insurances
No health screen	Part of a health screen by MD
No treatment of positive cases	Treatment can be offered immediately
5-7 drugs only	50 drugs tested
No SBIRT knowledge	SBIRT experts

The secondary market for the Company is in the biotechnology arena

The Company is planning two (2) approaches to market to the biotechnology arena:

1. Research, development, and commercialization of diagnostics tests that can assist with detecting toxicity to certain drugs and profile certain diseases. The Company is currently working with Waters Corporation to develop technology for the above types of

tests. The Company believes that its relationship with Mount Sinai Hospital in Chicago will allow the Company to conduct a pilot study to test its ideas in this field at a lower cost than market.

The above tests are part of a newly expanding market. Many of the currently available tests have been developed by small companies, similar to the Company. The Company is well positioned to play a key role in this emerging field of medicine because it is proficient in mass spectrometry and has the resources needed to develop such products, including experienced personnel, the vision, and a solid working relationship with Mount Sinai Hospital and Waters Corporation.

2. Commercializing of laboratory software. The Company has developed software that integrates with Water's mass spectrometry instruments and delivers reports in various formats (*i.e.*, DrugTrail). DrugTrail is a new technology and is currently patent pending (see below).

The Competition

The Company's primary focus is currently medical-based drug testing. The major competing companies in this space are:

1. Millennium Labs
2. Dominion Labs
3. Calloway Labs
4. Ameritox Labs
5. AIT Labs
6. Quest
7. Labcorp.

The Company believes that it has a significant advantage in the drug rehab market where the major competition is comprised of the following companies:

1. Redwood Toxicology
2. Quest
3. Labcorp
4. AIT labs

A market that the Company believes it can convert from cash to insurance-based is the employment drug testing and school-based testing. Some of the companies competing in this segment are:

1. Quest
2. Labcorp
3. Redwood
4. Psychmedics

The Company is much smaller and younger than any of the above competitors. The Company also lacks a significant track record of performance – which may be a deterrent to providers when making a choice to use the Company's services or a competitor's services. The above companies have sizable sales forces and have already secured a large portion of the market. Additionally, there is a huge gap between the Company and its competitors when it comes to capital and cash flow. Competitors can choose to duplicate the Company's technology if they choose to by hiring software experts to deliver the same capabilities that the Company has brought to the market.

On the other hand, the Company is more nimble and creative than its competitors. It is experienced in software development, which allows it to stay ahead of the competition with its innovative features and capabilities as long as there are funds to build and maintain these features. The Company is also an expert in the field of medical treatment, which allows the Company to build rapport with other physicians, understand their needs, and deliver what could really make a difference in their practices. Further, Dr. Fahmy is an expert in Screening Brief Interventions and Referral to Treatment, which the Company feels will give it the upper hand in the emerging primary care field.

Finally, a few of the above competitors have been indicted in healthcare fraud cases, which in turn, has made physicians very cautious about using a few of the competitors' services, opening up opportunity for the Company.

Sales and Marketing

Primarily the funds raised in this Offering will be put for the most part into sales and marketing. First, the Company plans to market into three (3) additional states (Wisconsin, Kentucky, and Ohio), second, the Company plans to attend six (6) medical conferences over the course of the next year, third, the Company plans to hire two (2) experienced sales staff that will primarily focus on the foregoing strategy, and fourth, the Company will add new UPLC machines as sales dictate.

Copyrights and Patents

DrugTrail™

DrugTrail is a state of the art semi-automated interpretation software that takes into account the drug test results as determined by the Company's testing, patients' prescribed medications, and the potential for interaction. The software not only produces the unique color-coded results, but also formulates the comments and interpretations. When multiple drugs from the same group are present, DrugTrail™ will guide the provider to the other drug most likely to be present.

Expected
Not Expected
Not Expected + possible interactions

DrugTrail™:

Positive for Buprenorphine which **is** included in the medication list

Negative for Hydrocodone (eg: Vicodin®) which **is** included in the medication list

Positive for Alpha-hydroxyalprazolam (Xanax®) which is **not** included in the medication list

Positive for Cannabinoids which may be due to the consumption of Marijuana

Positive for EtG* which may be due to the consumption of alcohol

The software was developed by the Company, copyrighted to the Company, and the Company is in the process of submitting a provisional patent. The patent pending number will be forwarded to investors as soon as it is received from the United States Patent and Trademark Office.

The Management Team

The Company is lead by a dynamic team with almost one hundred (100) years of combined experience in health care, clinical chemistry, technology development, chemical engineering, environmental engineering, healthcare finance, and marketing.

Ning Liu, Ph.D.

Lab Director

Dr. Ning Liu is an Assistant Professor at Rosalind Franklin University. She brings almost thirty (30) years' experience in healthcare and clinical chemistry with special expertise in drug testing. She received her Ph.D. from Louisiana University Medical Center in 1991 and completed her postdoctoral fellowship at the University of Texas Medical Center where she participated in the establishment of its drug testing lab in accordance with the National Institute on Drug Abuse guidelines and standards. She has since served as the Director of Clinical Chemistry at Mount

Sinai Hospital Medical Center in Chicago and has been with the Company since its inception. Dr. Liu has vast experience in laboratory extraction techniques, immunoassay, and mass spectrometry, which is the core of the lab operations. She is a veteran of clinical research, including studies on gas chromatography and mass spectrometry, which is a key in the lab's ongoing innovation. Dr. Liu is a Diplomate of the American Board of Clinical Chemistry and member of the American Association of Clinical Chemistry.

Dr. Abdel Fahmy, MD, CPHIMS

Chief Executive Officer

Dr. Abdel Fahmy is the co-founder and Chief Executive Officer of the Company. He is the creative force behind the software technology involved in the reporting system and the driver of the strategic plan for the Company. A few years ago Dr. Fahmy brought to market the first web-based telemedicine solution, Electronic Medical Home at estaywell.com. He has also been involved with quite a few innovative technologies in the healthcare arena. Further, Dr. Fahmy has been Medical Director at the nation's largest federally qualified health center, ensuring that his division met the financial and quality metrics required for the success of the organization. There he consistently exceeded budget. In 2006, Dr. Fahmy founded Soft Landing Ltd., the predecessor to Company. Soft Landing Ltd. was an Illinois drug treatment facility that treated patients from twelve (12) different states. Dr. Fahmy's marketing propelled the Company to the first page of Google for the keyword Suboxone, which is a very competitive position to maintain.

Dr. Fahmy is triple board certified in Internal Medicine, Addiction Medicine, and Palliative Medicine, and sits on many boards, including working as the President of the Illinois Society of Addiction Medicine for the last two (2) years, sitting as an executive member of the Clinical Trial Networks -- the clinical trial arm of the National Institute on Drug Abuse, acting as the co-chair of the Illinois Advisory Board on Alcohol and Substance Abuse, and serving as the Program Director for the Screening Brief Intervention and Referral Treatment Grant provided by the Substance Abuse and Mental Health Service Agency. As a result of all his positions and accomplishments, Dr. Fahmy greatly understands the needs of the medical community, which in turn is very valuable to the Company as it forges ahead into the drug testing market.

Kareem Fahmy, PMP, MITO

Chief Operating Officer

Mr. Kareem Fahmy is the Chief Operating Officer of the Company. He is a certified Project Management Professional (PMP) with a Master's Degree from the Illinois Institute of Technology in Industrial Operations and Technology (MITO) and earned his Bachelor of Science degree in Thermal and Chemical Engineering.

Mr. Fahmy brings to the Company significant knowledge and expertise in field operations and management. He previously served as a chemical engineer and project manager at Bechtel Corporation, followed by managing operations at the Company's predecessor, Soft Landing Ltd. He is dual credentialed in chemical engineering as well as project management, which are both essential to the operations of a high complexity lab. He has successfully implemented the Total Quality Management mentality into the Company which allows the Company to achieve excellent quality results and customer satisfaction.

Mahomed Ouedraogo, CPA

Chief Financial Officer

Mr. Ouedraogo is the Chief Financial Officer of the Company. He served as the Finance Director (interim CFO) at Access Community Health Network (ACHN), the largest community health center in the United States with an operating budget of over $140 million per annum. As the Finance Director of ACHN, he had management oversight and responsibility for all of ACHN's financial functions and oversaw all revenues, costs, capital expenditures, investments, and debt. Prior to ACHN, Mr. Ouedraogo worked as a supervising senior auditor for Benford, Brown & Associates and was part of multiple financial and compliance audits with KPMG, a large public accounting firm. He has devoted a substantial portion of his career to providing audit, accounting, consulting, and tax services to companies and individuals within many different industries, including the not-for-profit, government, and healthcare industries. He also has extensive experience in financial, compliance, and single audits in accordance with OMB Circular A-133. Mr. Ouedraogo has also planned and performed various financial and compliance audits, management advisory service engagements, and agreed-upon procedures engagements for different not-for-profit organizations and government entities for over five (5) years. Finally, Mr. Ouedraogo has acquired advanced skills such as not-for-profit accounting and auditing, single audits in accordance with OMB Circular A-133, state funded grant programs, and corporate and individual taxation.

Mr. Ouedraogo is a registered and licensed Certified Public Accountant in the State of Illinois and a member of the American Institute of Certified Public Accountants and the Illinois CPA Society. He earned his Bachelor of Science in Accounting from Chicago State University.

Farrah Tunk, JD
Chief Marketing Officer

Ms. Farrah Tunk received her Juris Doctorate degree from the John Marshall School of Law in Chicago and has a Bachelor of Science degree from Loyola University in Chicago. Ms. Tunk brings to the Company her experience working in both the private and public administrative sectors. She possesses substantial experience in quantitative and qualitative consumer-based marketing approaches. She has insight into, and is committed to using, the best of modern technology to move products forward.

Virginia McCollum, RN
Chief Compliance Officer

Ms. Virginia McCollum has extensive experience in ambulatory health care, performance improvement, education, managed care, emergency/trauma, and regulatory compliance (specifically with JCAHO (see below), HIPAA, and Managed Care Organizations).

Currently, Ms. McCollum holds the position of Associate Director in the Department of Standards Interpretation at the Joint Commission on Accreditation of Healthcare Organizations (JCAHO). In this position, she provides interpretation of standards, serves as a faculty for surveyor and other education programs, conducts periodic performance review conference calls, and advises on the development of standards and survey processes. She is also currently on faculty at Lewis University in the Nursing Graduate Program (Health Care Outcomes Management) in Romeoville, Illinois.

Prior to the above positions, Ms. McCollum was Director of Quality and Education for Access Community Health Network in Chicago, Illinois, a forty-five (45) site Community Health Organization funded by the Bureau of Primary Health Care. Ms. McCollum has also worked as a leader, an administrator, and a consultant for a number of other organizations. Finally, Ms. McCollum was a member of the State of Illinois Ambulatory Surgical Licensing Board.

Ms. McCollum obtained her Bachelor of Science Degree in Nursing from Trinity Christian College and her Bachelor of Science Degree from the College of St. Francis in Illinois. Her Master's Degree in Nursing is from Governor's State University.

Mo Kotb

Chief Safety Officer

Mr. Mo Kotb brings to the team six (6) years of environmental and chemical engineering experience with various consultants and contracting firms. As a field engineer he has experience with air modeling and gas emissions models, as well as pretreatment of existing containment areas, inspections, and investigations that required the sampling of groundwater monitoring programs, leachate sampling, excess infiltration, and inflow (I/I) systems. He then studied the results to help resolve sewerage overflow issues, building the right amount of sanitary relief sewers and avoiding sewerage system surcharging.

Prior to joining the Company, Mr. Kotb was involved with a number of other projects in the midwest that involved remediation sites under the watch of the Environmental Protection Agency, providing support for the implementation of enhanced **Light Non-Aqueous Phase**

Liquids (LNAPL) recovery and reductive dechlorination systems, as well as providing support for Phase I and Phase II Environmental Risk Assessments, and different quality assurance and quality control activities.

As the Lab's Chief Safety Officer and Lab Supervisor, Mr. Kotb oversees the testing process and the implementation of the quality control and quality assurance programs. He is certified by OSHA and HIPPA. Mr. Kotb earned his Bachelor of Science degree in Environmental Engineering.

The Board of Advisors

Mr. Michael Bissonnette

As an entrepreneur, Mr. Michael Bissonnette has founded, funded, and built four (4) multi-million dollar companies from scratch. The first one failed, he sold the second one for a handsome profit, and took the third and fourth public on the NASDAQ. He could have retired several times, but his passion for new ideas, the challenge of turning those ideas into products, and the excitement of bringing those products to market in a unique and dramatic way has continued to lead him from one business adventure to another.

Having mentored many entrepreneurs through the years, helping them fund and build their own successful companies, Mr. Bissonnette is now putting his skills and experience to use to help the Company achieve its full potential emerging growth prospects. His extensive marketing and sales experience is also a significant asset in both the fundraising arena and to help accelerate business growth once funded.

Mr. Bissonnette is mentoring the Management Team in the areas of strategic planning, fundraising, and marketing of the Company.

Dr. Solomon Dayan

From time to time, Dr. Solomon Dayan has served as a member of various ad hoc committees which have been formed on occasion to advise the Company on specific issues facing the Company. In 1980, Dr. Dayan, a physician certified in internal and geriatric medicine, founded the Salomon J. Dayan Ltd., a multi-specialty medical group dedicated to the care of the elderly in hospital and nursing home settings. He was Chief Executive Officer from 1980 until the medical group was sold in 1998. Dr. Dayan then became the Medical Director and Executive Director of Healthfirst, a corporation that operated multiple medical ambulatory facilities in the Chicago, Illinois, area from 1986 until the corporation was sold in 1996. Since 1994, Dr. Dayan has been an assistant professor at Rush Medical Center in Chicago. Dr. Dayan has also been the Chairman of the Board of Directors of J. D. Financial, a bank holding company that owns Pan American Bank. Finally, Dr. Dayan is an investor in numerous residential and commercial real estate ventures and is a member of the National Association of Corporate Directors (NACD).

Mr. Charles Bandoian, MBA

Mr. Charles Bandoian has a wide variety of experience managing financial operations and services for health care and social service organizations. He started as the Director of Financial Planning and Analysis for St. Mary's Hospital in Milwaukee, Wisconsin, then became the Director of Budget and Reimbursement for Mercy Medical Center in Oshkosh, Wisconsin. Subsequent to those positions, Mr. Bandoian became the comptroller for LaGrange Memorial Hospital in Illinois, then the Vice President of Finance for the Family Link, Inc. Next, he advanced his career by taking the positions of Executive Vice President of Administrative Service for One Hope United and Chief Financial Officer of ACCESS Community Health Network.

Mr. Bandoian brings a wealth of information and experience in healthcare finance, and his role on the Company's Advisory Board will be helpful to the Management Team as they grow the business.

Mr. Bandoian is a Certified Management Accountant and a member of the Institute of Management Accountants. He has a Master's degree in Business Administration and a Bachelor of Science degree in Chemistry from the University of Windsor in Ontario, Canada.

PLAN OF PLACEMENT

We are offering a minimum of 10 Notes on a "best efforts, all-or-none" basis and a the remaining 10 Notes on a “best efforts” basis. The Company is offering the Notes through our officers and employees without payment or other compensation to them and we may also offer the shares through Participating Brokers. If the Company sells Notes through Participating Brokers, it will pay commissions to them equal to 5% of the price of any Notes they sell. We may also offer Notes through certain third parties and will compensate them at the same rates as the Participating Brokers, to the extent permitted by law.

The Company has agreed to indemnify the Participating Brokers and any third parties assisting in the sale of the Notes against certain liabilities which may be incurred in connection with this offering, including certain civil liabilities under the Securities Act. The foregoing is a summary of the principal terms of the agreements that may be executed between the Participating Brokers, any third parties and the Company and does not purport to be complete.

LEGAL MATTERS

The legality of the securities offered hereby have been passed upon for the Company by The Tracy Firm, Ltd., d/b/a Securities Compliance Group, Ltd, 800 W. Fifth Ave., Suite 201A, Naperville, IL 60563.

ADDITIONAL INFORMATION

In the opinion of the Company, this Memorandum contains a fair summary of the documents referred to herein and does not contain any misstatement of a material fact or omit a material fact necessary to make any statements made herein not misleading. Persons to whom offers are made will be furnished with such additional information concerning the Company and other matters discussed herein as they, or their purchaser representative or other advisers, may reasonably request. The Company shall, to the extent it possesses such information or can acquire it without unreasonable effort or expense, endeavor to provide the information to such persons. All offerees are urged to make such personal investigations, inspections or any inquiries as they deem appropriate.

EXHIBIT A

SUBSCRIPTION AGREEMENT

SOFT LANDING LABS, LTD.

SUBSCRIPTION AGREEMENT

(For Accredited Investors)

Gentlemen:

The following information is furnished as the undersigned's subscription the convertible promissory notes (the "Notes") issued by Soft Landing Labs, Ltd., (the "Company"), and for you to determine whether I am qualified to purchase Notes from the Company pursuant to Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"), and comparable provisions of applicable state securities laws. I, the undersigned, understand that you will rely upon the following information for purposes of such determination, and that the Notes will not be registered under the Securities Act in reliance upon the exemption from registration provided by Sections 3(b) and 4(2) of the Securities Act, Regulation D thereunder, and comparable provisions of applicable state securities laws.

I further understand I may be required to supply a balance sheet, prior years' federal income tax returns or other appropriate documentation to verify and substantiate my status as an Accredited Investor.

ALL INFORMATION CONTAINED IN THIS SUBSCRIPTION AGREEMENT WILL BE TREATED CONFIDENTIALLY. However, it is agreed that you may present this document to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Notes is exempt from registration under the Securities Act or meets the requirements of applicable state securities laws. I understand that if I make a false statement, it will constitute a violation of my representations and warranties under this Subscription Agreement and may also constitute a violation of law, for which the Company can make a claim for damages against me. My investment in the Notes will not be accepted until the Company determines that I satisfy all of the suitability standards set forth in the Private Placement Memorandum, as amended and restated as of July 6, 2012 (the "Memorandum"). See "Who May Invest."

I, the undersigned Subscriber, hereby supply you with the following information and representations:

1. Full Name:

____

____

2. Residence Address (not a P.O. Box address) and Telephone Number:

____

____

(____) ________-____________

3. Business Address and Telephone Number:

____

____

( ) ________-____________

4. State in which the undersigned maintains principal residence:

____

5. State in which the undersigned is registered to vote:

____

6. If this investment is to be made by an Entity (*i.e.* Company, Corporation, Pension Plan, Profit-Sharing Plan), the undersigned further represents to you as follows:

(a) Name and Address of Entity Making Purchase (use full legal name):

____

____

____

(b) Name and address of Person Making Investment Decision on behalf of Above Entity:

____

____

____

(c) Position or Title of Person Making Investment Decision in the Above Entity:

____

7A. I certify that I am an Accredited Investor because I qualify under at least one of the following categories:

(PLEASE CHECK APPROPRIATE CATEGORY)

a.___ $1,000,000 Net Worth Natural Person.

A natural person whose individual net worth, or joint net worth with that person's spouse, at the time of his or her purchase exceeds $1,000,000.

b.___ $200,000 Income Natural Person.

A natural person who had "Individual Income" in excess of $200,000 in each of the two most recent years or joint income with that person's spouse in excess of $300,000 in each of those years and has a reasonable expectation of reaching the same income level in the current year. (See definition of "Individual Income" under the caption "Who May Invest" of the Memorandum).

c.___ Company, Corporate or Other Entity Investors.

The investor is a partnership, corporation or unincorporated association and all of the equity owners of that entity qualify as Accredited Investors under subparagraph (a) or (b) above. Investors that check this subparagraph (c) must furnish a separate copy of this Subscription Agreement for each equity owner with items 1 through 7B completed and executed on the Investor Signature Page by such equity owner.

d.___ Revocable or Grantor Trust.

The Investor is a revocable or grantor trust and each Person with the power to revoke the trust qualifies as an Accredited Investor under (a) or (b) above. Investors that check this subparagraph (d) must furnish a separate copy of this Subscription Agreement for each Person with the power to revoke the trust with items 1 through 7B completed and executed on the Investor Signature Page by such Person.

e.___ Investment Decision by Plan Fiduciary.

The Investor is an employee benefit plan within the meaning of Title I of the Employee Retirement Income Security Act of 1974, and the investment decision is made by a Plan fiduciary, as defined in Section 3(21) of such Act which is a bank, savings and loan association, insurance company or registered investment advisor.

f.____ **Self-Directed Plan -- Investment Decision Solely by Accredited Investor.**

The Investor is a qualified profit sharing or defined contribution Plan, the Plan provides for segregated accounts for each Plan Participant, the governing documents of the Plan provide that each participant may direct the trustee to invest his or her funds in the investment vehicles of his or her choice *and* the purchase of the Notes is made pursuant to an exercise by the Plan Participant, who is an Accredited Investor under subparagraph (a) or (b) above, of such power to direct the investments of his or her segregated account. This Subscription Agreement must be completed and executed by such Plan Participant.

g.____ **Institutional Investor.**

Any organization described in Section 501(c)(3) of the Internal Revenue Code, corporation, Massachusetts, or similar business trust or partnership, not formed for the specific purposes of acquiring the Notes offered through the Memorandum, with total assets in excess of $5,000,000.

h.____ **Director, Executive Officer, or General Partner of the Issuer**.

Any director, executive officer, or general partner of the issuer of the securities being offered or sold, or any director, executive officer, or general partner of a general partner of that issuer.

7B. I further represent to you as follows:

(i) Employer and Position of Person Making Investment Decision:

____

____

____

____

(ii) Prior Employment (five years) of Person Making Investment Decision:

Employer

(1)____

(2)____

Nature of

(1)____

Duties

(2)____

Dates of

(1)____

Employment

(2)____

8. Representations and Warranties. I, the undersigned, represent and warrant as follows:

(a) I have received the Memorandum, have carefully reviewed the Memorandum, and have relied solely on the information contained therein, and information otherwise provided to me in writing by the Company. I understand that all documents, records and books pertaining to this investment have been made available by the Company for inspection by me or my attorney, accountant and Purchaser Representative. I am familiar with the Company's business objectives and the financial arrangements in connection therewith. The Notes I am purchasing are the kind of securities that I wish to hold for investment and the nature of the Notes are consistent with my investment program. My advisor(s) and I have had a reasonable opportunity to ask questions of and receive answers from the officers and directors of the Company concerning the Company and the Notes. All such questions have been answered to my full satisfaction. I, or my representatives, have made such investigation of the facts and circumstances set forth in the Memorandum and exhibits thereto in connection with any purchase of the Notes as I have deemed necessary. No representations have been made or information furnished to me or my advisor(s) relating to the Company or the Notes that are in any way inconsistent with the Memorandum.

(b) Subject to the terms and conditions hereof, I hereby irrevocably tender this Subscription Agreement for the purchase of the Notes indicated in Paragraph 12 below and shall pay for such Notes in the manner set forth in such Paragraph. I am aware that the subscription made herein is irrevocable, but that the Company has the unconditional right to accept or reject this subscription, in whole or in part, and that the sale of the Notes pursuant hereto is subject to the approval of certain legal matters by legal counsel and to other conditions. If my subscription is not accepted for any reason whatsoever, or, if the offering made through the Memorandum is terminated, my money will be returned in full, without any interest that may be earned thereon, and the Company will be relieved of any responsibility or liability that might be deemed to arise out of my offer to subscribe for the Notes.

(c) I and, if applicable, my Purchaser Representative have carefully reviewed the Memorandum. I have, either alone or together with my Purchaser Representative, such knowledge and experience in business and financial matters as will enable me to evaluate the merits and risks of the prospective investment and to make an informed investment decision. I am also aware that no state or Federal agency has reviewed or endorsed the Memorandum or the Notes, that the Notes involve a high degree of economic risk, and that there may be no public market for the Notes.

(d) I have been advised and am fully aware that investing in the Notes is a speculative and uncertain undertaking, the advantages and benefits of which are generally limited to a certain class of investors, and that the Notes may be sold only to persons who understand the nature of the proposed operations of the Company and for whom the investment is suitable. I represent that I meet such suitability requirements.

(e) I have relied on my own tax and legal adviser and my own investment counselor with respect to the income tax and investment considerations of being an investor as described in the Memorandum.

- I meet the requirements of a purchaser as set forth in the Memorandum under the caption "Who May Invest."

- I understand that the Company has not registered the Notes under the Securities Act, or the applicable securities laws of any state in reliance on exemptions from registration. I further understand that such exemptions depend upon my investment intent at the time I acquire the Notes. I therefore represent and warrant that I am purchasing the Notes for my own account for investment and not with a view to distribution, assignment, resale or other transfer of the Notes. Except as specifically stated herein, no other person has a direct or indirect beneficial interest in the Notes. Because the Notes are not registered, I am aware that I must hold them indefinitely unless they are registered under the Act and any applicable state securities laws or I must obtain exemptions from such registration. I acknowledge that the Company is under no duty to register the Notes or comply with any exemption in connection with my sale, transfer or other disposition under applicable rules and regulations, except as described in the Memorandum. I understand that if I desire to sell, assign, transfer, hypothecate or in any way alienate or encumber the Notes in the future, the Company can require that I provide, at my own expense, an opinion of counsel satisfactory to the Company to the effect that such action will not result in a violation of applicable federal or state securities laws and regulations or other applicable federal or state laws and regulations.

(h) The solicitation of an offer to purchase the Notes was directly communicated to me and any Purchaser Representative that I might have through the Memorandum to which this Subscription Agreement is attached as an Exhibit. At no time was I presented with or solicited by or through any leaflet, public promotional meeting, circular, newspaper or magazine article, radio or television advertisement or any other form of general advertising in connection with such communicated offer.

(i) I recognize that my investment in the Notes involves certain risks and I (and my Purchaser Representative) have taken full cognizance of and understand all of the risk factors related to the business objectives of the Company and the purchase of the Notes, including those risk factors set forth under the caption "RISK FACTORS" in the Memorandum.

(j) All information that I have provided herein, including, without limitation, information concerning myself, my financial position and my knowledge of financial and business matters and that of my Purchaser Representative, is correct and complete as of the date hereof, and if there should be any material change in such information prior to the acceptance of this Subscription Agreement, I will immediately provide the Company with such information.

(k) If the Subscriber is a corporation, partnership, trust, unincorporated association or other entity, it is authorized and otherwise duly qualified to purchase and hold the Notes subscribed hereunder, and such entity has not been formed for the specific purpose of acquiring the Notes. If the Subscriber is a trustee and is acquiring the Notes for the trust of which he is a trustee, he has sought the advice of counsel regarding whether the purchase of the Notes is an authorized trust investment and has been advised by counsel that after reviewing the applicable state law and the terms of the trust instrument, such counsel is of the opinion that the undersigned has the authority to purchase the Notes for the trust.

(l) If the Subscriber is an individual, he or she is 21 years of age, or if the Subscriber is an association, all of its members are of such age.

9. Restrictive Legend. I hereby acknowledge and consent to the placement of the following restrictive legend on the certificate(s) and other documents(s) representing the Notes:

THE SECURITIES REPRESENTED BY THIS INSTRUMENT HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED, OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD, PLEDGED, HYPOTHECATED OR OTHERWISE TRANSFERRED, EXCEPT UPON DELIVERY TO THE COMPANY OF AN OPINION OF COUNSEL, SATISFACTORY TO THE BOARD OF DIRECTORS, THAT AN EXEMPTION FROM SUCH REGISTRATION IS AVAILABLE AND THAT SUCH TRANSFER WILL NOT RESULT IN ANY VIOLATION OF THE LAW.

10. Indemnification. I agree to indemnify and hold harmless the Company, its officers and directors from and against all damages, losses, costs and expenses (including reasonable attorney's fees) which they may incur by reason of my failure to fulfill any of the terms or conditions of this Subscription Agreement, or by reason of any untrue statement made herein or any breach of the representations and warranties made herein or in any document that I have provided to the Company.

11. Miscellaneous.

(a) I agree that I may not cancel, terminate or revoke this Subscription Agreement or any covenant hereunder and that this Subscription Agreement shall survive my death or disability and shall be binding upon my heirs, executors, administrators, successors and assigns.

(b) This Subscription Agreement shall be enforced, governed and construed in all respects in accordance with the laws of the State of Michigan.

- Within five days after receipt of a written request from the Company, I agree to provide such information and to execute and deliver such documents as may reasonably be necessary to comply with any and all laws and ordinances to which the Company is subject.

12. Subscription.

(a) I hereby subscribe for __________ Notes at $25,000.00 per Note for a total subscription of $_____________ .

_______________________________________ ____________________

Signature Date

13. Registration and Address

Mr./Mrs./Ms.

____

(Please Print Name(s) in which the Notes are to be registered hereunder.)

____

(Please Print the Social Security or Taxpayer ID Number of each Noteholder)

Communications to be sent to (check one):

Home____________ Business______________

Please check which address you use on your income tax returns:

Home____________ Business______________

Form of Ownership (check one)

____ (a) Individual Ownership

____ (b) Joint tenants with right of survivorship (both or all parties' signatures required)

____ (c) Community Property (one signature required if the Notes are held in one name; two if held in both names)

____ (d) Tenants in Common (all parties' signatures required)

____ (e) Company*

____ (f) Corporation*

____ (g) Partnership*

____ (h) Other* (Trust, etc.) (please specify)

*IF (e), (f), (g), or (h) ARE CHECKED, DOCUMENTS, INCLUDING PARTNERSHIP OR CORPORATE RESOLUTION, AUTHORIZING SUBSCRIBER TO MAKE INVESTMENT MUST ACCOMPANY SUBSCRIPTION.

Mail or Deliver Subscription Funds and Documents to:

SOFT LANDING LABS, LTD.

C/O The Tracy Firm, Ltd.

800 W. Fifth Ave., Suite 201A

Naperville, IL 60563

____

SUBSCRIPTION ACCEPTED:

SOFT LANDING LABS, LTD.
a Illinois corporation

By: ______________________________

Name: ______________________________

Its: ______________________________

Date: ____________________

SOFT LANDING LABS LTD.

PURCHASER REPRESENTATIVE QUESTIONNAIRE

Gentlemen:

The following information is furnished to you so that you may determine whether the undersigned's client, ______________________________ (the "Purchaser"), together with the undersigned and other purchaser representatives, if any, have such knowledge and experience in financial and business matters to be capable of evaluating the merits and risks of an investment in the Notes being offered by SOFT LANDING LABS, LTD an Illinois corporation (the "Company"), as required under Regulation D ("Regulation D") promulgated under the Securities Act of 1933, as amended (the "Securities Act") and corresponding provisions of applicable state securities laws. I understand that you will rely upon the information contained herein for purposes of such determination, and that the Notes will not be registered under the Securities Act, in reliance upon the exemption from registration provided by Sections 3(b) and 4(2) of the Securities Act and Regulation D thereunder and corresponding provisions of applicable state securities laws.

All information contained herein will be treated confidentially. However, we agree that you may present this Questionnaire to such parties as you deem appropriate if called upon to establish that the proposed offer and sale of the Notes are exempt from registration under the Securities Act or meets the requirements of applicable state securities laws.

I am acting as Purchaser Representative for the Purchaser in connection with the Purchaser's investment in the Notes and, in that connection, I furnish you with the following representations and information (Please Print):

1.

Name:______________________________

2.

Age:______________________________

3. Profession (or Business) and Title, if applicable:

____

____

- (a) Business Address:

  ____

  ____

  (b) Telephone Number: (_____)_______- _________

5. Details of any training or experience in financial, business or tax matters which qualify me to act in the capacity of Purchaser Representative (include current and prior employment, business or professional education, professional licenses now held, SEC or state broker-dealer registrations held, and if applicable, participation in evaluation of similar investments in the past):

____

____

____

6. The undersigned has not, during the past ten (10) years, (a) been convicted, indicted or investigated in connection with any past or present criminal proceeding (excluding traffic violations and other minor offenses); or (b) been the subject of any order, judgment or decree of any court of competent jurisdiction permanently or temporarily enjoining the undersigned from acting as an investment advisor, underwriter, broker or dealer in securities or as an affiliated person, director or employee of an investment company, bank, savings and loan association or insurance company, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security, or been the subject of any order of a federal or state authority barring or suspending for more than sixty days the undersigned's right to be engaged in any such activity, or to be associated with persons engaged in any such activity, which order has not been reversed or suspended.

7. I have such knowledge and experience in financial, business and tax matters as to be capable of evaluating, alone or together with the Purchaser, the relative merits and risks of an investment in the Notes.

8. There is no material relationship (within the meaning of Regulation D) between me or my affiliates and the Company, the officers and directors, or their Affiliates

which now exists or is mutually understood to be contemplated or which has existed as a result of any such relationship.

9. In advising the Investor in connection with Investor's prospective investment in the Notes, I will be relying in part on the Investor's own experience in certain areas.

Yes ____No ____

- In advising the Investor in connection with the Investor's prospective investment in the Notes, I will be relying in part on the expertise of an additional Purchaser Representative or Representatives.

Yes ____No ____

If "Yes", give the name and address of such additional Representative or Representatives.

____

____

____

11. I agree to advise you promptly of any material changes in the foregoing information, which may occur prior to the termination of the offering.

Signature

____

Date____

EXHIBIT B

PROMISSORY NOTE

No. _

US $ ____________ **July __, 2012**

PROMISSORY NOTE

FOR VALUE RECEIVED, the undersigned, Soft Landing Labs, Ltd. ("Maker"), hereby promises to pay to the order of ____________________________ (the "Holder"), the principal amount of ____________ Thousand Dollars ($__________) (the "Principal Amount"), together with interest thereon as provided below.

ARTICLE I

TERMS OF REPAYMENT

1. ***Interest.*** Interest shall accrue on the outstanding principal balance of this Note at a rate per annum equal to Nine Percent (9%). Interest shall be payable semi-annually in arrears commencing on December 1, 2012, and continuing on the last business day of each December and June thereafter, except that the entire unpaid balance of the Principal Amount, accrued Interest and all other amounts due and payable hereunder, if not sooner paid, shall be due and payable in full on or before the Maturity Date (as hereinafter defined). Interest hereunder shall be computed on the basis of a 360-day year for the actual number of days elapsed.

2. ***Application of Payments.*** All payments by the Maker under this Note shall first be credited against costs and expenses provided for hereunder, second to the payment of any penalties, third to the payment of accrued and unpaid interest, if any, and the remainder shall be credited against the Principal Amount. All payments due hereunder shall be payable in legal tender of the United States of America, and in same day funds delivered to the Holder by cashier's check, certified check, or any other means of guaranteed funds to the mailing address provided below, or at such other place as the Holder or any successor holder hereof shall designate in writing for such purpose from time to time. If a payment hereunder otherwise would become due and payable on a Saturday, Sunday or legal holiday, the due date thereof shall be extended to the next succeeding business day, and Interest, if any, shall be payable thereon during such extension.

3. ***Maturity Date.*** All outstanding principal and interest shall be payable on December 1, 2015 (the "Maturity Date"), or as sooner provided herein, to the Holder, his heirs, successors or assigns.

4. ***Pre-Payment Demand.*** If at any time before the Maturity Date the Maker completes (i) any underwritten public offering of its common stock or other form of security convertible into common stock pursuant to an effective registration statement under the Securities Act of 1933 (the "Act"), as amended, or (ii) a managed private offering exempt from registration under Section 4(2) of the Act and Regulation D promulgated thereunder (collectively, a "New Offering") which results in proceeds received by the Maker net of underwriting discounts and commissions, of at least Two Million and 00/100 dollars ($2,000,000.00) (a "Pre-Payment Event"), then at the sole and absolute discretion of the Holder, and upon written demand to the Maker (the "Pre-Payment Notice"), all amounts owed under this Note shall become due and payable within ten (10) days following Maker's receipt of the Pre-Payment Notice.

5. ***Junior Unsecured Indebtedness.*** This Note shall constitute the Junior Indebtedness of the Maker and is unsecured. The indebtedness evidence by this Note is senior to the prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Subordinated Indebtedness of the Maker and prior payment when due of the principal of, and premium, if any, and accrued and unpaid interest on, all existing and future Secured Indebtedness and Senior Indebtedness of the Maker to the extent of the assets securing such Secured Indebtedness. The term "Junior Indebtedness" shall mean: (i) the Principal Amount and premium, if any, and Interest and expenses on any indebtedness of the Maker to Holder under this Note, and (ii) all amendments, modifications, renewals, extensions and refinancings of the Senior Indebtedness as defined in clause (i) above. The term "Secured Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, that is secured by all or part of the assets of the Maker. The term "Senior Indebtedness" shall mean any unsecured indebtedness of the Maker outstanding as of the date of his Note, excluding any Junior Indebtedness. The term "Subordinated Indebtedness" shall mean any indebtedness of the Maker, whether outstanding on the date of this Note or hereafter incurred, which is contractually subordinate or junior in right of payment to the Secured Indebtedness and this Note. Maker represents and warrants to Holder that the Subordinated Indebtedness includes all the existing indebtedness of the Maker as of the date first above written.

6. ***Exemption from Restrictions***. It is the intent of the Maker and the Holder in the execution of this Note that the indebtedness hereunder be exempt from the restrictions of the usury laws of any applicable jurisdiction. The Maker and the Holder agree that none of the terms and provisions contained herein shall be construed to create a contract for the use, forbearance or detention of money requiring payment of interest at a rate in excess of the maximum interest rate permitted to be charged by the laws of any applicable jurisdiction. In such event, if any holder of this Note shall collect monies which are deemed to constitute interest which would otherwise increase the effective interest rate on this Note to a rate in excess of the maximum rate permitted to be charged by the laws of any applicable jurisdiction, all such sums deemed to constitute interest in excess of such maximum rate shall, at the option of such holder, be credited to the payment of this Principal Amount due hereunder or returned to the Maker.

ARTICLE II

COVENANTS

7. ***Conversion into Common Stock***

a. Upon the Maker's listing of its common stock for resale upon any major securities exchange, Holder shall have the right, but not the obligation, to cause the Maker to convert this Note into Common Stock of the Maker or any security convertible into Common Stock of the Maker (the "Conversion Shares"), based on a conversion price equal to $.80 per share(the "Conversion Price")

b. Holder shall give written notice of its decision to exercise its right to convert the Note or part thereof by delivering an executed and completed notice of conversion setting forth the amount of the Note to be converted, the conversion date and Conversion Price ("Notice of Conversion") to Maker. Holder will not be required to surrender the Note until the Note has been fully converted or satisfied. Each date on which a Notice of Conversion is faxed to the Company in accordance with the provisions of this Section shall be deemed a "Conversion Date" hereunder.

c. As promptly as practical after the conversion, Maker will instruct or cause the transfer agent to deliver certificates representing the Conversion Shares to Holder via express courier for receipt within three (3) business days after receipt by Maker of the Notice of Conversion (the "Delivery Date"). A new promissory note representing the balance of the Note not so converted and containing the same provisions and terms as set forth in this Note will be provided to Holder, if requested by Holder, provided the original Note is delivered to Maker. The issuance of certificates for Conversion Shares shall be made without charge to Holder thereof for any documentary stamp or similar taxes that may be payable in respect of the issue or delivery of such certificate.

d. No fractional shares of Common Stock shall be issued upon conversion. In lieu of Maker issuing any fractional shares to the Holder upon the conversion, Maker shall round such number of shares to be issued to Holder to the next highest number of shares.

8. Covenants of Maker regarding Shares.

a. In the event Maker should at any time or from time to time after the date of issuance hereof while this Note (or any new note) is outstanding (i) fix a record date for the effectuation of a split or subdivision of the outstanding shares of common stock or the determination of holders of common stock entitled to receive a dividend or other distribution payable in additional shares of common stock or other securities or rights convertible into, or entitling the holder thereof to receive directly or indirectly, additional shares of common stock (hereinafter referred to as the "Common Stock Equivalents") without payment of any consideration by such holder for the additional shares of common stock or the Common Stock Equivalents (including the additional shares of common stock issuable upon conversion or exercise thereof), or (ii) issue any Common Stock Equivalents for a consideration per share less than the Conversion Price in effect immediately prior to the time of such issuance, or issue rights, options or warrants to all holders of Common Stock (and not to the Holder) entitling them to subscribe for or purchase shares of Common Stock or Common Stock Equivalents at a price per share less than the Conversion Price, or issue other securities or debt that are convertible into or exchangeable for shares of Common Stock Equivalents entitling any person to acquire shares of Common Stock, at a price per share less than the Conversion Price, or any other event which might result in a change in the percentage or number of Conversion Shares Holder is entitled to hereunder, then, as of such record date, (or the date of such dividend distribution, split or subdivision if no record date is fixed), the Conversion Price shall be appropriately decreased, as the case shall be, so that the number of shares of common stock issuable upon conversion shall be increased in proportion to such increase of outstanding shares, and Maker shall take whatever measures are necessary to insure that the Holder's share ownership in Maker which the Note may be converted into would not be reduced. Any adjustments required hereunder shall be deemed effective retroactive to the applicable record date. Whenever the Conversion Price is adjusted pursuant to this Note, the Maker shall promptly mail to the Holder a notice setting forth the Conversion Price after such adjustment and setting forth a brief statement of the facts requiring such adjustment.

b. In case of (i) a capital reorganization, reclassification or recapitalization of the Maker's capital stock (other than in the cases referred to in Section 8(c) hereof), (ii) the Maker's consolidation or merger with or into another corporation in which the Maker is not the surviving entity, or a reverse triangular merger in which the Maker is the surviving entity but the shares of the Maker's capital stock outstanding immediately prior to the merger are converted, by virtue of the merger, into other property, whether in the form of securities, cash or otherwise, or (iii) the sale or transfer of the Maker's property as an entirety or substantially as an entirety, then, as part of such reorganization, reclassification, recapitalization, merger, consolidation, sale or transfer, lawful provision shall be made so that there shall thereafter be deliverable upon the conversion of this Note or any portion thereof (in lieu of or in addition to the number of shares of Common Stock therefore deliverable, as appropriate), and without payment of any additional consideration, the number of shares of stock or other securities or property would otherwise have been deliverable to Holder had the Holder converted this Note or any portion thereof immediately prior to such reorganization, reclassification, recapitalization, consolidation, merger, sale or transfer. This Section 8(b) shall apply to successive reorganizations, reclassifications, recapitalizations, consolidations, mergers, sales and transfers and to the stock or securities of any other corporation that are at the time receivable upon the conversion of this Note. If the per-share consideration payable to the Holder for shares of Common Stock in connection with any transaction described in this Section 8(b) is in a form other than cash or marketable securities, then the value of such consideration shall be determined in good faith by the Maker's Board of Directors.

c. If the Maker changes any of the securities as to which purchase rights under this Note exist into the same or a different number of securities of any other class or classes, this Note shall thereafter represent the right to acquire such number and kind of securities as would have been issuable as the result of such change with respect to the securities that were subject to the purchase rights under this Note immediately prior to such reclassification or other change and the Conversion Price therefor shall be appropriately adjusted.

d. Maker shall at times reserve and keep available out of its authorized but unissued shares of common stock solely for the purposes of effecting the conversion of this

Note such number of its shares of common stock as shall from time to time be sufficient to effect the conversion of this Note.

e. Maker is aware and acknowledges that conversion of the Note could cause dilution to existing shareholders and could significantly increase the outstanding number of shares of common stock. Maker warrants that no rights have been granted to any holder of common stock that would prevent dilution or enlargement of the rights held by Holder hereunder.

9. Piggyback Registration. If the Conversion Shares and the Consideration Shares (defined below) (collectively, the "Shares") have not been otherwise registered and at any time the Maker proposes to file a registration statement, whether or not for sale for the Maker's own account, on a form and in a manner that would also permit registration of shares (other than in connection with a registration statement on Forms S-4 or S-8 or any similar or successor form) the Maker shall give to Holder, written notice of such proposed filing promptly, but in any case at least twenty (20) days before the anticipated filing. The notice referred to in the preceding sentence shall offer the holder(s) holding the Shares the opportunity to register such amount of the Shares as he may request (a "Piggyback Registration"). Subject to this Section, the Maker will include in each such Piggyback Registration (and any related qualification under state blue sky laws and other compliance filings, and in any underwriting involved therein) that portion of the Shares with respect to which the Maker has received written requests for inclusion therein within twenty (20) days after the written notice from the Maker is given. The holders holding any portion of the Shares will be permitted to withdraw all or part of the Shares from a Piggyback Registration at any time prior to the effective date of such Piggyback Registration. Notwithstanding the foregoing, the Maker will not be obligated to effect any registration of shares under this Paragraph 9 as a result of the registration of any of its securities solely in connection with mergers effected pursuant to a Form S-4 Filing.

10. Covenants Regarding Registration

a. The Maker shall use its best efforts to have any registration statement declared effective at the earliest possible time, and shall furnish such number of prospectuses as shall be reasonably required.

b. The Maker shall bear all costs, fees and expenses in connection with a Piggyback Registration.

c. The Maker will take all necessary action which may be required in qualifying or registering the Shares included in any Piggyback Registration for offering and sale under the securities or blue sky laws of such states as are requested by the holders of such Shares, provided that the Maker shall not be obligated to execute or file any general consent to service or process or to qualify as a foreign corporation to do business under the laws of any such jurisdiction.

11. Indemnification. Maker shall, at Maker's expense, protect, defend, indemnify, save and hold Holder harmless against any and all claims, demands, losses, expenses, damages, causes of action (whether legal or equitable in nature) asserted by any person or entity arising out of, caused by or relating to this Note, including without limitation the construction of the Note and the use or application of the proceeds of this Note, and Maker shall pay Holder upon demand all claims, judgments, damages, losses and expenses (including court costs and reasonable attorneys' fees and expenses) incurred by Holder as a result of any legal or other action arising out of this Note as aforesaid.

ARTICLE III

DEFAULT

12. ***Notice of Default; Waivers.*** So long as any amount under this Note shall remain unpaid, the Holder will endeavor to, unless the Maker otherwise consents in writing, promptly give written notice to the Maker in reasonable detail of the occurrence of any Event of Default, but the failure to do so shall not result in any limitation on the liability of the Maker under this Note or result in any liability of Holder. Notwithstanding the foregoing, Maker hereby irrevocably waives demand, presentment, notice of dishonor or nonpayment, protest and notice of protest, and diligence in collecting, and consent to substitution, release, or extensions, of time for payment, renewals of this Note and acceptance of partial payments, whether before, at, or after maturity, all or any of which may be made without notice and without affecting Maker's liability to Holder under this Note.

13. ***Events of Default.*** Any of the following events shall constitute an "Event of Default" hereunder:

a. Any failure to pay the Principal Amount of, Interest on or other charges in respect of this Note when due and payable hereunder.

b. The Maker or any subsidiary of the Maker shall commence, or there shall be commenced against the Maker or any subsidiary of the Maker under any applicable bankruptcy or insolvency laws as now or hereafter in effect or any successor thereto, or the Maker or any subsidiary of the Maker commences any other proceeding under any reorganization, arrangement, adjustment of debt, relief of debtors, dissolution, insolvency or liquidation or similar law of any jurisdiction whether now or hereafter in effect relating to the Maker or any subsidiary of the Maker or there is commenced against the Maker or any subsidiary of the Maker any such bankruptcy, insolvency or other proceeding which remains undismissed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker is adjudicated insolvent or bankrupt; or any order of relief or other order approving any such case or proceeding is entered; or the Maker or any subsidiary of the Maker suffers any appointment of any custodian, private or court appointed receiver or the like for it or any substantial part of its property which continues undischarged or unstayed for a period of more than sixty (60) days; or the Maker or any subsidiary of the Maker makes a general assignment for the benefit of creditors; or the Maker or any subsidiary of the Maker shall fail to pay, or shall state that it is unable to pay, or shall be unable to pay, its debts generally as they become due; or the Maker or any subsidiary of the Maker shall call a meeting of its creditors with a view to arranging a composition, adjustment or restructuring of its debts; or the Maker or any subsidiary of the Maker shall by any act or failure to act expressly indicate its consent to, approval of or acquiescence in any of the foregoing; or any corporate or other action is taken by the Maker or any subsidiary of the Maker for the purpose of effecting any of the foregoing;

c. The Maker or any subsidiary of the Maker shall be a party to any Change of Control Transaction, meaning the occurrence of (i) an acquisition after the date hereof by an individual or legal entity or "group" (as described in Rule 13d-5(b)(1) promulgated under the Exchange Act) of effective control (whether through legal or beneficial ownership of capital stock of Maker, by contract or otherwise) of in excess of fifty percent (50%) of the voting securities of Maker (except that the acquisition of voting securities by the Holder shall not constitute a Change of Control Transaction for purposes hereof), (ii) the merger, consolidation or sale of fifty percent (50%) or more of the assets of Maker or any subsidiary of Maker in one or a series of related transactions with or into another entity, or (iii) the execution by Maker or any subsidiary of Maker of an agreement to which it is a party or by which it is bound, providing for any of the events set forth above in (i) or (ii); or

d. The Maker or its subsidiaries shall fail to observe or perform any other covenant, agreement or warranty herein, or otherwise breaches or defaults upon any provision of this Note or any other agreement with Holder, including, without limitation, the Security Agreement or Guaranty.

14. ***Acceleration.*** Upon any Event of Default (in addition to any other rights or remedies provided for under this Note), at the option of the Holder or any holder hereof, all sums evidenced hereby, including all Principal Amount, accrued but unpaid Interest, fees and all other amounts due hereunder, shall become immediately due and payable. If an Event of Default relating to certain events of bankruptcy or insolvency of the Maker occurs and is continuing, the Principal Amount of and Interest, if any, on this Note will become and be immediately due and payable without any declaration or other act on the part of the Holder or any holder hereof. This Note shall bear interest at the rate of twenty-five (25%) percent per annum upon the occurrence of an Event of Default ("Default Interest"). Payments of the Default Interest shall be due every thirty (30) days following the occurrence Event of Default.

15. ***No Waiver.*** Failure of the Holder or any holder hereof to exercise any option hereunder shall not constitute a waiver of the right to exercise the same in the event of any subsequent Event of Default, or in the event of continuance of any existing Event of Default after demand or performance thereof. Nothing herein shall limit the Holder's right to pursue actual damages or declare an Event of Default for Maker's failure to deliver certificates representing Shares within the periods specified herein and such Holder shall have the right to pursue all remedies available to it at law or in equity including, without limitation, a decree of specific performance and/or injunctive relief, in each case without the need to post a bond or provide other security. The exercise of any such rights shall not prohibit the Holder from seeking to enforce damages hereunder or under applicable law.

16. ***Pursuit of any Remedy.*** The Holder or holder hereof may pursue any remedy under this Note without notice or presentment. The Holder or any holder hereof has the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Holder or any such holder hereof under this Note.

ARTICLE IV

MISCELLANEOUS

17. ***Amendments.*** No amendment or waiver of any provision of this Note, nor consent to any departure by the Maker herefrom, shall in any event be effective unless the same shall be in writing and signed by the Holder, and then such waiver or consent shall be effective only in the specific instance and for the specific purpose for which given.

18. ***Notices.*** All notices and other communications provided for hereunder shall be in writing (including telecopier communication) and mailed, telecopied, or delivered, to the Maker or the Holder, as applicable, at their respective addresses specified on the signature page hereof, or, as to each party, at such other address as shall be designated by such party in a written notice to the other party. All such notices and communications shall, when mailed or telecopied, be effective when deposited in the mails or telecopied with receipt confirmed, respectively.

19. ***No Waiver; Remedies.*** No failure on the part of the Holder to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof, nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. All rights, powers and remedies of the Holder in connection with this Note are cumulative and not exclusive, and shall be in addition to any other rights, powers or remedies provided by law or equity.

20. ***Severability; Headings.*** If any one or more provisions of this Note shall be held to be illegal, invalid or otherwise unenforceable, the same shall not affect any other provisions of this Note and the remaining provisions of this Note shall remain in full force and effect. Article and paragraph headings in this Note are included herein for convenience of reference only and shall not constitute a part of this Note for any other purpose or be given any substantive effect.

21. ***Binding Effect; Transfer.*** This Note shall be binding upon and inure to the benefit of the Holder and their respective successors and assigns. The Holder may assign or otherwise transfer, or grant participations in, this Note or all or any portion of its rights hereunder or its interest herein to any person or entity, without the prior written consent of the Maker. The Maker may not assign or otherwise transfer its rights or obligations hereunder or any interest herein without the prior written consent of the Holder. Any attempted assignment by the Maker in contravention of this paragraph shall be null and void and of no force or effect.

22. ***Enforcement.*** It is agreed that time is of the essence of this Note and in the event of default of the terms of this Note, the Maker agrees to pay all costs of collection or enforcement, including reasonable attorneys' fees, incurred by Holder.

23. ***Governing Law, Venue, Waiver of Jury Trial.*** This Note shall be governed by, and shall be construed and enforced in accordance with, the internal laws of the State of Georgia without regard to conflicts of laws principles. The venue of any legal proceeding taken in connection with this Note will be Chicago, Illinois. THE MAKER HEREBY KNOWINGLY, VOLUNTARILY AND INTENTIONALLY WAIVES THE RIGHT IT MAY HAVE TO A TRIAL BY JURY IN RESPECT OF ANY LITIGATION BASED HEREON OR ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS NOTE OR ANY COURSE OF CONDUCT, COURSE OF DEALING, STATEMENTS (WHETHER VERBAL OR WRITTEN) OR ACTIONS OF ANY PARTY. THIS PROVISION IS A MATERIAL INDUCEMENT FOR THE HOLDER'S ACCEPTANCE OF THIS NOTE.

24. ***Independence of Covenants.*** All covenants hereunder shall be given independent effect so that if a particular action or condition is not permitted by any of such covenants, the fact that it would be permitted by an exception to, or be otherwise within the limitations of, another covenant shall not avoid the occurrence of an Event of Default or event which with notice or lapse of time or both would become an Event of Default if such action is taken or condition exists.

25. ***Replacement Note.*** If this Note is mutilated, lost, stolen or destroyed, the Maker shall execute and deliver, in exchange and substitution for and upon cancellation of the mutilated Note, or in lieu of or in substitution for a lost, stolen or destroyed Note, a new Note for the principal amount of this Note so mutilated, lost, stolen or destroyed upon receipt of an affidavit of Holder evidencing such loss, theft or destruction, and of the ownership hereof.

26. ***Interpretation.*** The Holder and the Maker hereby waive the benefit of any statute or rule of law or judicial decision which would otherwise require that the provisions of this Note be construed or interpreted more strongly against the party responsible for the drafting thereof.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, this Note has been issued as of date first written above.

MAKER:

Soft Landing Labs, Ltd.

____

By: Dr. Abdel Fahmy
Its: President

Mailing Address of Holder:

____
____
____

Mailing Address of Maker:

Soft Landing Labs, Ltd.
c/o Adam S. Tracy
Securities Legal Group, Ltd.
800 W. Fifth Ave.,
Suite 201A
Naperville, IL 60563

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (hereinafter called "Agreement") made and entered into this 19th day of March, 2012, by and between **ALEXIAN BROTHERS BEHAVIORAL HEALTH HOSPITAL,** Illinois not for profit corporation (hereinafter called "CUSTOMER") and **SOFT LANDING LABS,** LTD. a for-profit corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services ("Testing Services") and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER is a psychiatric hospital located in Hoffman Estates, Illinois that provides treatment for major psychiatric disorders as well as substance abuse services for alcoholism, prescription drug abuse, and other drug addictions; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide Testing Services to the CUSTOMER.

NOW THERFORE, for and in consideration of the mutual covenants and agreements of the Parties contained herein and the mutual benefits to be gained by the performance thereof and for other good and valuable consideration, the receipt and sufficiency of which is hereby acknowledged, CUSTOMER and LABORATORY agree as follows:

1. TERM

The initial term of the Agreement shall commence on March 23, 2012, and shall continue in effect for a term of one (1) year unless otherwise earlier terminated pursuant to this Agreement.

2. TERMINATION

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provide to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach, (vi) if Laboratory becomes uninsurable under a *liability policy, (vii)* if LABORATORY is excluded from any Federal Healthcare Program (as set forth in Section 6), (viii) the revocation, suspension, expiration or termination of any licenses, permits, registrations and/or certifications required of *LABORATORY, (ix)* if LABORATORY engages in what CUSTOMER deems dishonest or unethical behavior that results in damage or to discredit upon the CUSTOMER, or (x) if *LABORATORY breaches patient information confidentiality.*

2.3 LABORATORY has the right to terminate this Agreement, without payment of termination fee or penalty, in the event of CUSTOMER's (i) negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

2.4 Either party shall have the right to terminate or unilaterally amend this Agreement, without liability, in order to comply with any legal order issued by a federal or state department, agency or commission, or any provision of law which invalidates or is inconsistent with the terms of this Agreement, which would cause one of the parties to be in violation of law, or which would jeopardize the tax-exempt status of CUSTOMER or any affiliate of CUSTOMER (the "Legislative Option"). Either party may exercise its rights under this provision by providing notice to the other party promptly upon identifying a potential issue that may trigger a Legislative Option. Such notice shall: (i) be in writing, (ii) state that the party believes an issue exists which may give rise to the occurrence of a Legislative Option, and (iii) specifically identify such issue. Upon receipt of the notice, CUSTOMER and LABORATORY shall meet to discuss possible ways to cure the problem, which may give rise to the Legislative Option. Promptly after delivering the notice, the party providing notice of such potential Legislative Option shall seek a legal written opinion of an independent health care attorney from a nationally recognized health law practice. If the parties cannot agree on a cure within thirty (30) days of receipt of the opinion of counsel required by this section, either party shall have the right to terminate this Agreement, without liability, following the expiration of sixty (60) days written notice to the other party.

3. TESTING SERVICES

3.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

3.2 LABORATORY cutoffs will satisfy or exceed those required by the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS).

3.3 LABORATORY will maintain credentialing, certifications and licenses as required by law, including those that would satisfy the requirements of DASA.

Additionally, LABORATORY represents and warrants to CUSTOMER that it and each of its employees, agents, and contractors that will provide Testing Services under this Agreement holds and shall maintain in good standing throughout the term of this Agreement, all licenses, permits, registrations, certifications and authorizations in all applicable jurisdictions where such licenses, permits, registrations, certifications and authorizations are necessary to provide such services.

3.4 LABORATORY agrees to (i) use diligent efforts and professional skills; (ii) perform all services in accordance with recognized standards of the profession; and (iii) comply with all applicable federal, state and local legal requirements.

4. ADDITIONAL SERVICES

4.1. Specimen Pick Up and Report Delivery - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will be picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day.

4.2. Supplies - LABORATORY will provide, usual and customary supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

4.3. Consultation - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

4.4. STAT Testing - Turnaround time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charge may apply for STAT testing.

5. FEES

5.1. LABORATORY shall bill clients and their insurances for services provided to the CUSTOMER provided that an eligible ordering provider authorizes such orders.

5.2. Ordering provider is required to follow the medical necessity rules and abide by the insurance policies.

5.3. If Standing orders are used, each test result should be reviewed and signed by the ordering provider ensuring that the need for further testing meets the medical necessity rules.

6. FEDERAL HEALTH CARE PARTICIPATION

LABORATORY represents and warrants that it has not been nor is it about to be excluded from participation in any Federal Healthcare Program. LABORATORY agrees to notify CUSTOMER within one (1) business day of LABORATORY'S receipt of a notice of intent to exclude or actual notice of exclusion from any such program. The listing of LABORATORY or any LABORATORY -owned subsidiary on the Office of Inspector General's exclusion list (OIG website) or the General Services Administration 's Lists of Parties Excluded from Federal Procurement and Nonprocurement Programs (GSA website) for excluded individuals and entities shall constitute "exclusion" for purposes of this paragraph. In the event that LABORATORY is excluded from any Federal Healthcare Program, this Agreement shall immediately terminate. For the purposes of this paragraph, the term "Federal Healthcare Program" means the Medicare program, the Medicaid program, the Maternal and Child Health Services Block Grant program, the Block Grants for State for Social Services program, any state Children's Health Insurance program, or any similar program.

7. COMPLIANCE

CUSTOMER has in place a Corporate Responsibility Program ("Program"), which has as its goal to ensure that CUSTOMER complies with federal, state and local laws and regulations. The Program focuses on risk management, the promotion of good corporate citizenship, including the commitment to uphold a high standard of ethical and legal business practices, and the prevention of misconduct. LABORATORY acknowledges CUSTOMER'S commitment to Corporate Responsibility and agrees to conduct all business transactions, which occur pursuant to this Agreement in accordance with the Program, CUSTOMER' S Code of Conduct and Medicare billing requirements.

8. INDEMNIFICATION

8.1 LABORATORY shall indemnify, defend, protect and hold harmless CUSTOMER and its respective affiliates, officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective affiliates, officers, directors, agents, employees and representatives which arises out of a breach of this Agreement by LABORATORY or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of LABORATORY and/or its employees, agents, contractors or legal representatives, or the failure by LABORATORY and/or its employees, agents, contractors or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

8.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of a breach of this Agreement by CUSTOMER or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement.

9. INSURANCE

LABORATORY warrants that it maintains policies of insurance, or a bona fide program of self insurance, in form and with limits satisfactory to CUSTOMER and sufficient to support the indemnification obligations assumed in Section , including:

- comprehensive general liability insurance,
- workers compensation insurance meeting applicable statutory requirements,
- automobile liability insurance, if an automobile or other motor vehicle will be used pursuant to this Agreement,
- professional liability insurance, if professional services will be provided under this Agreement, and
- fire and extended perils insurance covering LABORATORY'S own property and possessions used pursuant to this Agreement, if applicable.

LABORATORY agrees to provide CUSTOMER with certificates of insurance evidencing such coverage prior to the effective date of this Agreement and upon each renewal of said coverage. LABORATORY'S certificates of insurance will provide for 30 days notice to CUSTOMER of cancellation or non-renewal. As respects any insurance provided on a claims-made basis, following termination of this Agreement, LABORATORY will maintain said insurance for a minimum of three years thereafter or will obtain an extended reporting period (tail).

10. MODIFICATION

This Agreement may not be modified except, in writing, and signed by an authorized representatives of both parties.

11. NON-ASSIGNABILITY

This Agreement shall not be assigned, delegated, or transferred by either party without the written consent of the other party. LA BORATORY may refer work to an affiliated testing f acility and m ay a lso subcontract other work to the extent it is unable to perform work at its own facilities, provided that such referred and/or subcontracted work is approved in advance by CUSTOMER in writing.

12. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:
SOFT LANDING LABS
1S224 Summit Ave.
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:
Alexian Brothers Behavioral Health Hospital
1650 Moon Lake Boulevard
Hoffman Estates, IL 60169
Attn: President and CEO

13. STATUS AS AN INDEPENDENT CONTRACTOR

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

14. ETHICAL AND RELIGIOUS DIRECTIVES

In performing Testing Services pursuant to this Agreement, LABORATORY shall at all times abide by the *Ethical and Religious Directives for Catholic Health Care Services*, as approved by the United States Conference of Catholic Bishops and amended from time to time, and as interpreted by the applicable Diocesan Bishop.

15. CONFIDENTIAL INFORMATION AND TRADENAMES

15.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of an y a ccrediting agency, be disclosed b y the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this

Agreement.

15.2 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations.

16 <u>APPLICABLE LAW</u>

This Agreement has been executed and delivered in, and shall be interpreted, construed and enforced pursuant to and in accordance with the laws of the State of Illinois.

17. <u>FORCE MAJEURE</u>

Neither LABORATORY nor CUSTOMER shall be liable to the other for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY or CUSTOMER.

18. <u>BENEFIT</u>

This Agreement is intended to inure only to the benefit of the LABORATORY and C USTOMER. This A greement i s not i ntended to c reate, n or s hall be d eemed or construed to create, any rights in any third parties, including covered members.

19. <u>HEADINGS</u>

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

20. <u>ENFORCEABILITY/SEVERANCE CLAUSE</u>

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

21. <u>UNDERSTANDING</u>

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. T he p arties s hall not b e b ound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS ("LABORATORY")	Alexian Brothers Behavioral Health Hospital ("CUSTOMER")
Signature: Abdel fahmy 3.23.12	[signature] 3.21.12
By: ______________________	By:
Its: CEO	Its: CEO

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (Agreement) made this 23rd day of August 2011, by and between **GATEWAY FOUNDATION, INC.**, an Illinois not for profit corporation (hereinafter called "CUSTOMER") and **SOFT LANDING LABS**, an Illinois corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER operates substance abuse treatment facilities in the State of Illinois; and,

WHEREAS, reimbursement for drug testing services is not included in the fee the CUSTOMER receives from insurance companies for residential and outpatient services; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide clinical laboratory services to CUSTOMER'S clients (called "covered members" by the insurance companies).

NOW THERFORE, CUSTOMER and LABORATORY agree as follows:

1. **TERM**

The initial term of the Agreement shall commence 7/23/11, 2011 and terminate 7/22, 2012. The Agreement shall be automatically renewed for twelve (12) months, unless either party provides the other thirty (30) days written notice prior to the expiration of the initial term or any renewal period. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois.

2. **TERMINATION**

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provided to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

P

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2.3 LABORATORY has the right to terminate this Agreement, without payment of termination fee or penalty, in the event of CUSTOMER's (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

3. OBLIGATIONS UPON TERMINATION.

In the event the Agreement is terminated, for any reason, LABORATORY will (a) discontinue processing claims and existing accounts receivable as of the termination date; (b) deliver to CUSTOMER a final list of accounts receivable and original records within ten (10) business days after receiving full payment of all Fees owed up to the termination date; (c) have no further obligation to clients of CUSTOMER with respect to the services or other obligations created by this Agreement as of the termination date; provided, however LABORATORY shall be obligated to perform such duties as would normally extend beyond the termination date, including but not limited to, obligations with respect to confidentiality, indemnification, audits, reporting, and accounting.

Termination shall not relieve, release or discharge either party hereto from any obligation, debt or liability which may have accrued prior to the termination of this Agreement, and which remains to be performed upon the date of the termination, including but not limited to the obligation of LABORATORY to provide the specified services to clients of CUSTOMER

4. TESTING SERVICES

4.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

4.2 The LABORATORY cutoffs will satisfy or exceed those required by the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS) and the appropriate insurance company.

4.3 The LABORATORY will maintain credentialing that would satisfy the requirements of DASA and each appropriate insurance company.

5. ADDITIONAL SERVICES

5.1. **Specimen Pick Up and Report Delivery** - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will bc picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day. Results will, in most cases, be delivered or transmitted back to the CUSTOMER and/or the appropriate insurance company within seventy two (72) hours of the time the specimen is received by the LABORATORY.

5.2. **<u>Supplies</u>** - LABORATORY will provide, at no additional charge, routine supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

5.3. **<u>Consultation</u>** - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

5.4. **<u>Venipuncture</u>** - Blood drawing services is not provided with this contract. House calls to clients are not included in this Agreement.

5.5. **<u>STAT Testing</u>** - Turn around time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charges may apply for STAT testing.

6. **<u>FEES</u>**

6.1. LABORATORY shall bill the appropriate insurance company for services provided to the CUSTOMER provided that clients of CUSTOMER are enrolled in such insurance plans and provided that the insurance company authorizes such orders.

6.2. LABORATORY shall be required to follow the medical necessity rules and abide by the insurance company's policies.

6.3. If Standing orders are used, each test result should be reviewed and signed by the CUSTOMER and/or the appropriate insurance company ensuring that the need for further testing meets the medical necessity rules.

6.4 NOTWITHSTANDING ANY PROVISIONS HEREIN TO THE CONTRARY, CUSTOMER SHALL HAVE NO OBLIGATION TO PAY OR ENSURE THE PAYMENT OF ANY FEES OR OTHER PAYMENTS WHICH ARE DUE AND OWING OR WHICH MAY BECOME DUE AND OWING FOR ANY SERVICES PROVIDED BY LABORATORY UNDER THIS AGREEMENT OR WHICH MAY BE DUE AND OWING OR WHICH MAY BECOME DUE AND OWING FROM ANY INSURANCE COMPANY, CLIENT OF CUSTOMER OR COVERED MEMBER UNDER THIS AGREEMENT OR ANY SEPARATE AGREEMENT WITH LABORATORY.

7. **<u>NON-ASSIGNABILITY</u>**

This Agreement shall not be assigned, delegated, or transferred by either party without the prior written consent of the other party.

8. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:

SOFT LANDING LABS
1S224 Summit Ave. Suit 310
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:

Gateway Foundation
400 Mercy Lane
Aurora, IL 60506
Attn: Tracy Griffin Collector

9. STATUS AS AN INDEPENDENT CONTRACTOR

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

10. FORCE MAJEURE

LABORATORY shall not be liable for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY.

11. BENEFIT

This Agreement is intended to inure only to the benefit of the LABORATORY, CUSTOMER and the appropriate insurance company. This Agreement is not intended to create, nor shall be deemed or construed to create, any rights in any third parties, including covered members.

12. **INDEMNIFICATION**

12.1 LABORATORY shall indemnify, defend, protect and hold harmless CUSTOMER and its respective officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of LABORATORY or its employees, agents or legal representatives, or the failure by LABORATORY or its employees, agents or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

12.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement, including any liability resulting from claims submitted by LABORATORY.

13. **HEADINGS**

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

14. **ENFORCEABILITY/SEVERANCE CLAUSE**

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

15. **UNDERSTANDING**

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. The parties shall not be bound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

16. MODIFICATION

This Agreement may not be modified except, in writing, signed by authorized representatives of both parties.

17. CONFIDENTIAL INFORMATION AND TRADENAMES

17.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of any accrediting agency, be disclosed by the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this Agreement.

17.2 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations. Specifically, LABORATORY covenants and represents it

17.9.1 will use appropriate safeguards to prevent use or disclosure of Protected Health Information ("PHI") in any medium other than as provided for in this Agreement;

17.9.2 will mitigate, to the extent practicable, any harmful effect that is known to LABORATORY of a use or disclosure of PHI by LABORATORY in violation of the requirements of HIPAA;

17.9.3 will report to CUSTOMER, in writing, in the form from time to time provided by CUSTOMER, any access, use or disclosure of the PHI in any medium of which it becomes aware within 10 days of the LABORATORY'S discovery of such unauthorized access, use and/or disclosure; LABORATORY acknowledges that any breach of its responsibility to protect PHI may subject LABORATORY to reporting such breach in the manner provided in HITECH to all individuals whose PHI has been breached, as reasonably determined by CUSTOMER, in addition to recourse under this Agreement;

17.9.4 will ensure that its agents to whom it provides PHI in any medium received from, or created or received by LABORATORY on behalf of

CUSTOMER, agrees, in writing, to the same restrictions and conditions that apply to LABORATORY with respect to such information;

17.9.5 will incorporate any amendments to PHI in any medium as directed or agreed to by CUSTOMER in accordance with the amendment of PHI provisions of the Privacy Rules;

17.9.6 will make an accounting of disclosures of PHI in the format provided by CUSTOMER to LABORATORY in accordance with the Privacy Rules;

17.9.7 has established or will establish internal policies and procedures relating to the use and disclosure of PHI in any medium received from, or created or received by LABORATORY on behalf of CUSTOMER for the purposes of determining CUSTOMER'S compliance with the Privacy and Security Rules.

17.9.8 will destroy all PHI in any medium in its possession upon expiration or termination of this Agreement; and if not feasible to destroy, will continue to maintain all PHI in the manner required by this Agreement.

17.9.9 will provide CUSTOMER with satisfactory assurances that PHI in any medium is safeguarded prior to creating, receiving, maintaining, or transmitting PHI on CUSTOMER'S behalf.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS ("LABORATORY")	Gateway Foundation ("CUSTOMER")
Signature: [signature]	[signature] VP – Community Svcs
By: Abdel FAHMY, MD	By: Tracy Giffin Colander
Its: Chief Executive Officer	Its: Executive Director – Aurora

LABORATORY SERVICES AGREEMENT

This Laboratory Services Agreement (Agreement) made this July 19th 2011, by and between **Resurrection Behavioral Health** (hereinafter called "CUSTOMER") and **SOFT LANDING LABS**, a for-profit corporation, (hereinafter called "LABORATORY") with reference to the following facts:

WHEREAS, the LABORATORY is engaged in the business of providing clinical laboratory services and pursuant to the terms set forth herein, desires to provide clinical laboratory services to CUSTOMER's clients; and

WHEREAS, CUSTOMER is Drug Rehab Facility in the State of Illinois; and,

WHEREAS, reimbursement for drug testing services is not included in the fee the CUSTOMER receives from insurances for residential and outpatient services; and,

WHEREAS, CUSTOMER and LABORATORY desire to enter into an arrangement whereby LABORATORY will provide clinical laboratory services to the CUSTOMER; and,

NOW THERFORE, CUSTOMER and LABORATORY agree as follows:

1. **TERM**

The initial term of the Agreement shall commence July 19th, 2011 and terminate July 18th, 2012. The Agreement shall be automatically renewed each July 19th for a twelve (12). In the event that the CUSTOMER does not wish to renew Agreement, CUSTOMER shall provide thirty (30) days written notice to LABORATORY of said non- renewal and the subsequent non-renewal of this Agreement. This Agreement shall be governed by and construed in accordance with the internal laws of the State of Illinois.

2. **TERMINATION**

2.1 Either party may terminate this Agreement without cause and without payment of termination fee or penalty, upon sixty (60) days written notice provide to the other party.

2.2 CUSTOMER has the right to terminate this Agreement immediately, without payment of termination fee or penalty, in the event of LABORATORY'S (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against LABORATORY of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of its obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

2.3 LABORATORY has the right to terminate this Agreement, without

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payment of termination fee or penalty, in the event of CUSTOMER's (i) gross negligence, (ii) willful misconduct, (iii) conviction of crimes involving moral turpitude or illegal acts, (iv) filing by or against CUSTOMER of a petition in bankruptcy or in equity for receivership or for reorganization under the United States Bankruptcy Code, as now or hereafter amended, and/or (v) a material breach of any of CUSTOMER obligations under this Agreement which breach is not cured within thirty (30) days after receipt of written notice of such alleged breach.

3. **OBLIGATIONS UPON TERMINATION**.

In the event the Agreement is terminated, for any reason, LABORATORY will (a) discontinue processing claims and existing accounts receivable as of the termination date; (b) deliver to CUSTOMER a final list of accounts receivable and original records within ten (10) business days after receiving full payment of all Fees owed up to the termination date; (c) have no further obligation to CUSTOMER with respect to the services or other obligations created by this Agreement as of the termination date; provided, however LABORATORY shall be obligated to perform such duties as would normally extend beyond the termination date, including but not limited to, obligations with respect to confidentiality, indemnification, audits, reporting, and accounting.

Termination shall not relieve, release or discharge either party hereto from any obligation, debt or liability which may have accrued prior to the termination of this Agreement, and which remains to be performed upon the date of the termination, including but not limited to the obligation of LABORATORY to provide the specified services to CUSTOMER and the obligation of CUSTOMER to provide compensation to LABORATORY for Services relating to accounts receivable of CUSTOMER. In particular, in the event the Agreement is terminated for any reason, CUSTOMER will pay LABORATORY at the termination date or as soon thereafter as reasonably possible all outstanding Fees for services performed by LABORATORY of the outstanding accounts receivable through and including the termination date that have not already been retained by LABORATORY in accordance with this Agreement.

4. **TESTING SERVICES**

4.1 LABORATORY agrees to perform drug testing services on urine samples as requested by CUSTOMER. Blood, hair and or oral fluid testing may be offered at a later stage.

4.2 The LABORATORY cutoffs will satisfy or exceed those required by the Exhibit T and the Division of Alcohol and Substance Abuse (DASA) of Illinois Department of Human Services (DHS).

4.3 The LABORATORY will maintain credentialing that would satisfy the requirements of DASA.

5. **ADDITIONAL SERVICES**

5.1. **Specimen Pick Up and Report Delivery** - LABORATORY will provide a specimen pick up and report delivery service (web portal, electronic copy, hard copy, fax) to CUSTOMER on an as needed basis Monday through Friday of each week. Specimens will be picked up whenever there are at least 5 samples available for testing. An onsite collector will be offered in locations and instances where there are 5 or more reimbursable samples per day. Results will, in most cases, be delivered or transmitted back to the CUSTOMER within seventy two (72) hours of the time the specimen is received by the LABORATORY.

5.2. **Supplies** - LABORATORY will provide, at no additional charge, routine supplies necessary for the collection, preparation and preservation of specimens to be submitted to LABORATORY for testing pursuant to this Agreement and to the extent the provision of such supplies does not conflict with fraud and abuse regulations or statutes.

5.3. **Consultation** - LABORATORY staff shall be available to consult with CUSTOMER by telephone during normal LABORATORY working hours to discuss LABORATORY'S procedures and to explain test results.

5.4. **Venipuncture** - Blood drawing services is not provided with this contract. House calls to clients are not included in this Agreement.

5.5. **STAT Testing** - Turn around time for STAT Testing is 24-48 hours from time of specimen pick up from CUSTOMER's facility. Additional charges may apply for STAT testing.

6. FEES

6.1. LABORATORY shall bill private insurances for services provided to the CUSTOMER provided that clients of CUSTOMER are enrolled in such insurance plans and provided that an eligible ordering provider authorizes such orders.

6.2. Ordering provider is required to follow the medical necessity rules and abide by the insurance policies.

6.3. If Standing orders are used, each test result should be reviewed and signed by the ordering provider ensuring that the need for further testing meets the medical necessity rules.

7. NON-ASSIGNABILITY

This Agreement shall not be assigned, delegated, or transferred by either party without the written consent of the other party. Notwithstanding the foregoing, LABORATORY may refer work to an affiliated testing facility without prior written consent and may also subcontract other work to the extent it is unable to perform work at it's own facilities.

8. NOTICES

Any notice required to be given pursuant to the terms and provisions hereof shall be in writing and shall be sent by certified or registered mail

To LABORATORY at:

SOFT LANDING LABS
1S224 Summit Ave. Suit 310
Oakbrook Terrace, IL 60181
Attn: Customer Services

To CUSTOMER at:

Resurrection Behavioral Health

1414 Main Street

Melrose Park, IL 60160

Attn: Don Pinkston

9. **STATUS AS AN INDEPENDENT CONTRACTOR**

LABORATORY is, and shall at all times be deemed to be, an independent contractor and shall be wholly responsible for the manner in which it performs the services required of it by the terms of this Agreement. LABORATORY is entirely responsible for compensating staff, subcontractors, and consultants employed by LABORATORY. This Agreement shall not be construed as creating the relationship of employer and employee, or principal and agent, between CUSTOMER and LABORATORY or any of LABORATORY'S employees, agents, consultants, or subcontractors. LABORATORY and CUSTOMER assume exclusively the responsibility for the acts of their respective employees, agents, consultants, or subcontractors as they relate to the services to be provided during the course and scope of their employment. LABORATORY, its agents, employees, consultants, or subcontractors, shall not be entitled to any rights or privileges of CUSTOMER employees and shall not be considered in any manner to be CUSTOMER employees and CUSTOMER, its agents, employees, consultants or subcontracts, shall not be considered in any manner to be LABORATORY employees.

10. **FORCE MAJEURE**

LABORATORY shall not be liable for any claims or damages if such claims or damages result or arise out of a failure or delay that is due to any act beyond the control of the LABORATORY.

11. **BENEFIT**

This Agreement is intended to inure only to the benefit of the LABORATORY and CUSTOMER. This Agreement is not intended to create, nor shall be deemed or construed to create, any rights in any third parties, including covered members.

12. **INDEMNIFICATION**

12.1 LABORATORY shall indemnify, defend, protect and hold harmless

CUSTOMER and its respective officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by CUSTOMER, or its respective officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the gross negligence, willful misconduct, or intentional acts or omissions of LABORATORY or its employees, agents or legal representatives, or the failure by LABORATORY or its employees, agents or legal representatives to perform or satisfy the obligations and covenants of this Agreement.

12.2 CUSTOMER shall indemnify, defend, protect and hold harmless LABORATORY and its officers, directors, agents, employees and representatives from and against any and all actual or threatened loss, liability, claim, damages, judgment, cost or expense, including actual attorney's fees that may be incurred by LABORATORY or its officers, directors, agents, employees and representatives which arises out of or in any manner relates to the injury or damage to person or property that is caused by the gross negligence, willful misconduct, or intentional acts or omissions of CUSTOMER and their respective officers, directors, agents, employees, and representatives (other than LABORATORY), or the failure by CUSTOMER and their respective officers, directors, agents, employees, or legal representatives (other than LABORATORY) to perform or satisfy the obligations and covenants of this Agreement, including any liability resulting from claims submitted by LABORATORY.

13. HEADINGS

The headings appearing in this Agreement are for convenience and reference only, and are not intended to, and shall not, define or limit the scope of the provisions to which they relate.

14. ENFORCEABILITY/SEVERANCE CLAUSE

The invalidity or unenforceability of any terms or provisions hereto in any jurisdiction shall in no way affect the validity or enforceability of any of the other terms or provisions in that jurisdiction, or of the entire Agreement in any other jurisdiction.

15. UNDERSTANDING

This instrument is intended by the parties as a final expression of their agreement and as a complete statement of the terms thereof, and shall supersede all previous understandings and agreements. The parties shall not be bound by any representation, promise or inducement made by either party or agent of either party that is not set forth in this Agreement.

16. MODIFICATION

This Agreement may not be modified except, in writing, signed by authorized representatives of both parties.

17. **CONFIDENTIAL INFORMATION AND TRADENAMES**

17.1 All information or data relating to the business or operations of any party to this Agreement acquired by any other party hereto in connection with this Agreement shall be treated as confidential by the acquiring party, and shall not, unless otherwise required by law or the requirements of any accrediting agency, be disclosed by the acquiring party without the prior written permission of the party hereto to whom the information in question relates. This provision shall survive termination of this Agreement.

17.3 Each of the parties represents and warrants to the other party that it will comply with all applicable laws, rules and regulations ("Applicable Laws"), including, but not limited to, the Health Insurance Portability and Accountability Act ("HIPAA") privacy regulations, the HIPAA standard transactions and security regulations and HITECH (Health Information technology for economic and clinical health) as of the effective dates of those regulations. Failure by either party to comply with any applicable law shall be considered a material breach of this Agreement. Each party agrees that, upon request of the other party, it shall provide written verification of compliance with all applicable laws and confirm its full licensure and certification to the extent appropriate to its then current operations.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed in their names as their official acts by their respective officers, each of who is duly authorized to execute the same.

SOFT LANDING LABS
("LABORATORY")

Signature: [signature]

By: Abdel FAHMY, MD

Its: CEO

Resurrection Behavioral Health
("CUSTOMER")

[signature] LCSW, CADC

By: Dona W Preston LCSW, CADC

Its: Manager